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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on October 23, 2013

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE
AMENDMENT NO. 1 TO

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

DTLR Holding, Inc.
(Exact name of registrant as specified in its charter)

Delaware	5661	20-3606513
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1300 Mercedes Drive
Hanover, Maryland 21076
(410) 850-5911
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Glenn P. Gaynor
President and Chief Executive Officer
DTLR Holding, Inc.
1300 Mercedes Drive
Hanover, Maryland 21076
(410) 850-5911
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Derek M. Winokur, Esq. Derick S. Kauffman, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3500	Christopher D. Lueking Latham & Watkins LLP 233 South Wacker Drive Suite 5800 Chicago, Illinois 60606 (312) 876-7700

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

                  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. ☐

                  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)

Common Stock, $0.01 par value per share	$	$

(1)
Pursuant to Rule 416 under the Securities Act, this registration statement shall be deemed to cover the additional securities of the same class as the securities covered by this registration statement issued or issuable prior to completion of the distribution of the securities covered by this registration statement as a result of a split of, or a stock dividend on, the registered securities.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act and includes the offering price of additional shares that the underwriters have the option to purchase.

(3)
Calculated pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum aggregate offering price and includes the offering price of additional shares that the underwriters have the option to purchase.

                  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 23, 2013

PRELIMINARY PROSPECTUS

DTLR Holding, Inc.

              Shares of Common Stock

              This is an initial public offering of common stock by DTLR Holding, Inc., a Delaware corporation. We are selling              shares of common stock.

              Prior to this offering, there has been no public market for our common stock. We currently expect the initial public offering price to be between $           and $            per share of common stock. We have applied to list our common stock on the NASDAQ Global Market under the symbol "DTLR."

              Investing in our common stock involves risks. See "Risk Factors" beginning on page 12 for a description of various risks you should consider in evaluating an investment in our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
We refer you to "Underwriting" beginning on page 107 for additional information regarding underwriting compensation.

              The underwriters have a 30-day option to purchase up to              additional shares on the same terms set forth above.

              We are an "emerging growth company" under applicable Securities and Exchange Commission rules and will be eligible for reduced public company reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The underwriters expect to deliver the shares of our common stock to purchasers on or about                      , 2013.

Baird	Piper Jaffray

Stifel
Canaccord Genuity		SunTrust Robinson Humphrey

                        , 2013

              We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

MARKET AND INDUSTRY DATA

              We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. We believe this data is accurate in all material respects as of the date of this prospectus. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors."

BASIS OF PRESENTATION

              Our fiscal year ends on the Saturday closest to January 31. Accordingly, references in this prospectus to fiscal 2012, 2011, 2010, 2009 and 2008 refer to the years ended February 2, 2013, January 28, 2012, January 29, 2011, January 30, 2010 and January 31, 2009, respectively. Fiscal 2012 included 53 weeks. Fiscal 2011, fiscal 2010, fiscal 2009 and fiscal 2008 each included 52 weeks.

i

              Certain differences in the numbers in the tables and text throughout this prospectus may exist due to rounding.

              Comparable store sales is a metric used throughout this prospectus. Comparable store sales are net sales from stores that have been open at least 12 full fiscal months as of the end of the applicable period. For purposes of computing comparable store sales, a remodeled or relocated store is included in comparable store sales, both during and after construction, if the square footage of the store was not changed by more than 20% and the store was not closed for more than 15 days in any fiscal month. Comparable store sales exclude gift card breakage income and e-commerce shipping and handling revenue. E-commerce sales will be included in comparable store sales beginning in December 2013. The comparable store sales change for the period ended February 2, 2013 excludes the 53rd week in fiscal 2012.

ii

PROSPECTUS SUMMARY

              This summary highlights certain information about us and this offering contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including "Risk Factors" beginning on page 12 and the consolidated financial statements and related notes included in this prospectus.

              Unless the context indicates otherwise, as used in this prospectus, the terms "DTLR," "we," "us," "our," "our company" and "our business" refer to DTLR Holding, Inc. and its subsidiary, DTLR, Inc.

Our Company

              We are a fast-growing, lifestyle retailer of street-inspired footwear, apparel and accessories. Our stores offer a distinctive, high-energy shopping experience and are designed to look and feel like independent, locally-managed specialty stores. We believe we are uniquely positioned due to our constantly evolving merchandise assortment, wide selection of aspirational brands, energized sales associates, music-inspired retail atmosphere and strong connections with the local communities in which we operate. Our differentiated business model and community-centric culture reinforce our authentic brand image and position us as a leading destination retailer of street-inspired fashion footwear, apparel and accessories. As a result, we believe the DTLR brand, which is characterized by our trademarked motto "Your Fashion...Your Lifestyle!", is well recognized and generates loyalty and preference among our core consumers. We currently operate 95 stores in 12 states and Washington, D.C. and sell products through our e-commerce website, www.dtlr.com.

              We provide a one-stop shopping experience that addresses our consumers' desire to dress "from the shoe up." We offer regular releases of limited-availability merchandise from Nike and Brand Jordan as well as merchandise from other sought-after brands including Adidas, Levi's, New Balance, Timberland and UGG Australia. Up-and-coming brands available in our stores include Akoo, Filthy Dripped, Hudson Outerwear and Pink Dolphin. Although our core consumer is an image-conscious male between the ages of 14 and 24, we believe our distinctive product offering appeals to a broader consumer group that seeks to emulate a street-inspired lifestyle. In addition, we have a meaningful and growing kid's footwear business that expands our addressable market, drives store traffic and helps us cultivate the next generation of DTLR consumers. We believe a significant portion of our core consumers are African Americans who, according to the U.S. Bureau of Labor Statistics, spend a disproportionate amount of their disposable income on footwear. We believe our core consumer attributes wearing the latest fashion footwear to status and positive self-image.

              We successfully operate our stores in a variety of urban and suburban settings in large and small markets across multiple real estate formats including street locations, malls and neighborhood centers. Our energetic sales associates typically live in neighborhoods surrounding our stores and have a strong understanding of current and evolving fashion trends in those neighborhoods. As a result, they are able to quickly establish an authentic connection with our core consumer that enhances our ability to deliver a personalized shopping experience. We believe our emphasis on building relationships with our consumers encourages loyalty and drives more frequent store visits. We also engage our consumers outside of our stores through integrated grassroots marketing initiatives that are focused on the neighborhoods in which our consumers live, work and play.

              We believe the strength of our differentiated business model, community-centric culture and disciplined operating philosophy provide us with key competitive advantages that have contributed to our strong financial performance and growth. In recent years, we have made significant investments in infrastructure to support our future growth. We have grown our store base from 68 at the end of fiscal 2009 to 95 stores currently. Our comparable store sales increased 4.3%, 7.3%, and 3.9% in fiscal 2010, fiscal 2011 and fiscal 2012, respectively. Our net sales increased from $135.0 million in fiscal 2009 to $181.5 million in fiscal 2012, representing a compound annual growth rate of

10.4%. Over the same period, our operating income increased from $7.5 million to $13.4 million, representing a compound annual growth rate of 21.4%.

Our Market Opportunity

              According to Euromonitor International's August 2013 "Apparel in the U.S." report, sales of footwear and apparel in the United States totaled $430.7 billion in 2012, which represents an increase of 2.7% from $419.6 billion in 2011. We focus our efforts primarily within the growing street-inspired footwear, apparel and accessories category, which is a sub-sector of the overall footwear and apparel market. We believe this market category is growing at a faster rate than the overall footwear and apparel market and remains highly fragmented, consisting primarily of small regional retail chains and single store operators. In addition, we believe the core consumer in this market category is overlooked and underserved by mainstream retailers. We believe Nike and Brand Jordan are two of the most important fashion brands in this market category. Although we offer a variety of brands in our stores, we devote significant resources to cultivate our relationships with Nike and Brand Jordan, and often consult with their teams on many aspects of our business. Importantly, we believe the strength of our brand, merchandise sophistication and infrastructure scale provide a strong platform for an expanded role with Nike, Inc., or Nike, over time.

Our Competitive Strengths

              We believe the following strengths differentiate us from our competitors and provide a solid foundation for future growth:

              Destination Retailer Providing a Distinctive Shopping Experience.    We believe we deliver a unique shopping experience that engages our consumers and reflects an authentic street image with the look and feel of an independent, locally-managed specialty store. We bring our consumers' passion for fashion, entertainment and music together in a vibrant and energetic environment, exemplifying our motto "Your Fashion...Your Lifestyle!". To provide an exciting and multi-sensory experience, each of our stores plays on-trend music and celebrity interviews from our in-house DTLR internet radio station, which is broadcast from our studio at corporate headquarters. We also host frequent in-store appearances with popular music artists and sell tickets to music and entertainment events in the local communities in which we operate. In addition, we employ associates who embody the street lifestyle and are knowledgeable and passionate about our products. We believe our engaging store environment creates a retail destination that promotes purchases as well as a social destination that encourages our consumers to return to our stores frequently.

              Dynamic Merchandise Model.    We carry a collection of footwear, apparel and accessory brands most relevant to our core consumer. Our one-stop shopping experience allows him to dress "from the shoe up," purchasing footwear first followed by coordinating apparel and accessories. Our exclusive focus on the street-inspired lifestyle fosters a strong relationship with our consumers, providing us with deep insights into our target market, including purchase motivations and emerging fashion trends. Real-time feedback collected from our consumers and sales associates allows us to offer the most current and on-trend brands and products, and also enables us to customize a portion of our merchandise to address local preferences and styles. Our ability to respond quickly by actively managing inventory, customizing merchandise at the store level and delivering fresh product to our stores three to five times per week, creates a shopping experience that encourages repeat visits.

              Strong Relationships with Marquee and Up-and-Coming Brands.    We view our vendor relationships as collaborative partnerships based on mutual respect and a common goal of offering our consumers an extensive selection of the most relevant, sought-after and emerging brands in the street-inspired market. We have long-term relationships with marquee brands, such as Nike, Brand Jordan, Adidas, Levi's, New Balance, Timberland and UGG Australia. We have an initiative in place to showcase Nike and Brand Jordan through prominent placement in store windows and in premium retail space at the front of each store. In each of our new stores and in select existing stores we have created Nike and Brand Jordan shop-in-shops that highlight our extensive offering of street-inspired merchandise from each brand. Nike and Brand Jordan represented 47.3% of our net sales in fiscal 2012. We identify and carry up-and-coming brands, such as Akoo, Filthy Dripped, Hudson Outerwear and Pink Dolphin and believe that surrounding our marquee brands with emerging brands creates credibility among both our vendors and our consumers.

              High Impact Grassroots Marketing Strategies.    We utilize an innovative, neighborhood-based approach to building brand awareness, consumer loyalty and authenticity. Our primary marketing programs target our consumers where they live, work and play, and include employing street teams that promote our brand at hundreds of social events per year, partnering with top club and radio DJ celebrities, hosting in-store appearances by popular music artists and sponsoring local events. We also serve as a prime destination for purchasing local event tickets, which further drives store traffic and enhances our connection to the community. Many of these programs are sponsored by our vendors as a way for them to target our core consumers. DTLR Radio, sponsored by Converse, is an example of how we leverage relationships with our key vendors to advance our marketing efforts in a mutually beneficial way. We believe our sponsorship arrangements and grassroots marketing strategies generate "street cred" and authenticity.

              Community-Centric Culture.    We endeavor to be a good corporate citizen and to have a positive influence on the neighborhoods in which we operate. We often contribute resources to help the development of local communities, and our employees are motivated and encouraged to participate in community service. In fiscal 2012, our employees performed over 3,000 hours of community service. In addition, we sponsor book clubs at local schools and community sports camps, as well as host our trademarked Basketball Buc$ and Homeroom Huddle programs. We also raise money and donations for charitable organizations such as Soles4Souls and St. Jude's. We believe our values-based approach resonates with our employees and generates substantial goodwill with local communities and our consumers.

              Versatile Store Model with Compelling Economics.    We have a proven track record of opening new stores and delivering consistent results across the diverse geographic and socio-economic segments where our consumers live, work and play. We currently operate stores in a variety of urban and suburban settings in large and small markets across multiple real estate formats throughout the Mid-Atlantic, Southeastern and Midwestern United States, including shopping malls, street locations and neighborhood centers. We believe our flexible real estate model enhances our growth profile and enables us to adapt quickly to available locations and store footprints at an attractive initial investment. We target net sales of $1.7 million and a cash-on-cash return of 70% from an average new store by the third operating year. In addition, we target a cash-on-cash payback period of approximately 18-24 months based on a target net investment of $450,000 to $550,000 to open a new store.

              Infrastructure in Place to Support Growth.    In recent years, we have increased our investments in systems and distribution infrastructure, including fully developing our new corporate headquarters and distribution center, upgrading our point-of-sale and merchandising systems, completing selective store remodels, re-designing our website and launching our e-commerce platform. Our upgraded distribution and allocation capabilities allow us to quickly sort, process and deliver merchandise to our stores three to five times per week in a floor-ready format for immediate display. In addition, we have made concurrent investments in personnel to further build out the depth and breadth of talent on our team. With the benefit of these investments, we believe we can support a retail footprint of 250-300 stores with minimal incremental investment and we are positioned for a sustained period of accelerated growth.

              Experienced Management Team.    Our senior management team has an average of over 25 years of industry experience and is led by Glenn Gaynor, Chief Executive Officer, Scott Collins, Chief Merchandise Officer, and Phil Villari, Chief Financial Officer. Our team has successfully implemented numerous strategic initiatives that have been critical to our strong business and financial performance. Our senior management has extensive knowledge and experience across a range of disciplines, including store operations, merchandising, distribution, real estate and finance.

Our Growth Strategies

              We believe the infrastructure investments made in recent years have paved the way for accelerated sales growth and enhanced profitability.

              Expand Our Store Base.    Since February 2, 2013, we have opened 11 new stores and plan to open an additional four stores during the remainder of fiscal 2013. We expect to open 10-12 stores in fiscal 2014 and will target an approximately 12% annual store count growth rate over the next several years. We plan to open stores in existing markets, as well as new markets, focused on the Mid-Atlantic and Southeastern United States. We target net sales of $1.7 million and a cash-on-cash return of 70% from an average new store by the third operating year. In addition, we believe there are near-term opportunities to augment our organic store growth and accelerate the growth of our store base through acquisition. Given our recent infrastructure investments and strong relationships with marquee and up-and-coming brands, we believe we are well positioned to execute a disciplined expansion strategy through the acquisition of select, highly complementary competitors that serve the street-inspired market in targeted geographies.

              Drive Comparable Store Sales.    We expect to continue to drive our comparable store sales by regularly offering new, on-trend and locally-relevant merchandise. In conjunction with our grassroots marketing strategies and our high level of customer service, the close relationships we maintain with our consumers result in frequent store visits and repeat purchasing opportunities. Additionally, our comparable store performance will benefit from a built-in sales ramp for new stores as they mature and brand awareness increases.

              Expand Our E-Commerce Business.    Launched in November 2012, we believe our e-commerce business is an extension of our brand and in-store experience. We see continued opportunity to grow our e-commerce business through an expanded brand offering, focused marketing efforts, online merchandising initiatives, social networking activities and an intuitive and engaging online shopping experience. We believe our e-commerce business is complementary to our retail presence and facilitates frequent contact with our core consumers, builds brand awareness and provides access to consumers not served by our current retail footprint. Our e-commerce sales represented less than 1.0% of our net sales in fiscal 2012. We believe e-commerce sales growth will outpace our net sales growth in the near-term.

              Increase Our Operating Margins.    We believe we have an opportunity to drive margin expansion as we grow our store base by optimizing our infrastructure and leveraging scale efficiencies and growing purchasing power. In recent years, we have made significant investments in our systems and distribution infrastructure to support our long-term growth, including the opening of our new corporate headquarters and distribution center, as well as continuing upgrades to our point-of-sale, merchandise allocation and merchandise planning systems. In addition, we expect to benefit from our supply chain initiatives and the consolidation and streamlining of our existing real estate function. We expect to leverage these investments and cost-saving initiatives to further realize operating efficiencies and improve margins.

Risk Factors

              There are a number of risks and uncertainties that may affect our financial and operating performance and our growth prospects. You should carefully consider all of the risks discussed in "Risk Factors", which begins on page 12, before investing in our common stock. These risks include, but are not limited to, the following:

  •
  we may not be able to identify and respond to changing consumer fashion preferences and fashion-related trends;

  •
  our industry is highly competitive, and we may not be able to compete effectively;

  •
  we rely on relationships with our key vendors, in particular Nike and Brand Jordan, and we may not be able to maintain these relationships, which allow us to obtain sufficient quantities of high-demand merchandise and expand our store base;

  •
  we may not be able to execute on our growth strategy if we are unable to locate suitable locations that are supported by our vendors or attract customers to our stores;

  •
  we may not be able to successfully expand into new geographic markets in the United States;

  •
  our continued expansion may strain our existing resources;

  •
  we may experience disruptions to our operations as a result of future acquisitions; and

  •
  we may not be able to maintain and enhance our strong brand image.

Company Information

              We were formed in 2005 as Levtran Enterprises Holding, Inc., a corporation organized under the laws of the State of Delaware. In October 2012, Levtran Enterprises Holding, Inc. changed its name to DTLR Holding, Inc. Our operating subsidiary, DTLR, Inc., was incorporated as a Maryland corporation under the name Levtran Enterprises, Inc. in 1983. Our primary executive offices are located at 1300 Mercedes Drive, Hanover, Maryland 21076, and our telephone number is (410) 850-5911. Our website address is www.dtlr.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

              We have registered several U.S. trademarks, including "DTLR," "Basketball Buc$," "Homeroom Huddle," and "Your Fashion...Your Lifestyle!". All other trademarks, trade names or service marks referred to in this prospectus are the property of their respective owners.

Exchange of Preferred Stock

              We expect that each of our current stockholders will enter into an exchange agreement with us pursuant to which, immediately prior to the consummation of this offering, all of the outstanding shares of our Series A preferred stock will be cancelled in exchange for the right to receive cash and/or shares of our common stock payable immediately following the consummation of this offering; provided, that with respect to the amount payable to our current stockholders in respect of the cancellation of Series A preferred stock held by such stockholders with an aggregate liquidation preference of approximately $            million (such amount referred to as the Delayed Payment Obligation), such amount shall be payable immediately following the earlier of the first business day following the closing of the underwriters' option to purchase up to           additional shares of common stock and the first business day that is at least 31 days following the consummation of this offering. We refer to the transactions described above as the Exchange Transactions. See "Exchange Transactions."

Our Sponsor

              Bruckmann, Rosser, Sherrill & Co. Management, L.P., or BRS Management, is a New York-based private equity firm with previous investments and remaining committed capital totaling $1.2 billion. BRS Management partners with management teams to create financial and operational value over the long-term for the benefit of its investors, focusing on investments in middle market consumer goods and services businesses. BRS Management and its principals have extensive experience in the retail industry, having completed 12 retail investments to date, including add-on acquisitions. Since 1996, BRS Management has purchased over 40 portfolio companies for an aggregate consideration of over $6.4 billion.

Implications of Being an Emerging Growth Company

              We are an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Act, or the JOBS Act. As such, we are eligible to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to:

  •
  not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

  •
  being permitted to present only two years of audited financial statements and only two years of related results of operations in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of this prospectus;

  •
  reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements;

  •
  not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements; and

  •
  exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

              We may take advantage of some or all of the available exemptions. We have taken advantage of some of the reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. We do not know if investors will find our shares less attractive as a result of our utilization of these or other exemptions. The result may be a less active trading market for our shares, and our share price may be more volatile.

              In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

              We will remain an "emerging growth company" until the earliest of (a) the last day of the first fiscal year in which our annual net sales exceed $1.0 billion, (b) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three-year period or (d) the last day of our fiscal year containing the fifth anniversary of the date on which shares of our common stock become publicly traded in the United States.

Summary Consolidated Financial and Other Data

              The following table summarizes our historical financial data as of, and for the periods ended on, the dates indicated. We have derived the following consolidated statement of operations data for the years ended January 29, 2011, January 28, 2012 and February 2, 2013 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the following consolidated statement of operations data for the twenty-six weeks ended July 28, 2012 and August 3, 2013 and consolidated balance sheet data as of August 3, 2013 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The summary of our consolidated financial and other data set forth below should be read together with our consolidated financial statements and the related notes to those statements, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this prospectus.

($ in thousands, except per share data)	Fiscal Year Ended(1)			Twenty-Six Weeks Ended
	January 29, 2011	January 28, 2012	February 2, 2013	July 28, 2012	August 3, 2013
Consolidated Statement of Operations Data:
Net sales	$145,176	$161,835	$181,485	$92,773	$101,405
Cost of goods sold	92,056	101,463	114,684	57,858	63,746

Gross profit	53,120	60,372	66,801	34,915	37,659
Selling, general and administrative expenses	42,834	46,998	53,414	26,071	27,555

Operating income	10,286	13,374	13,387	8,844	10,104
Interest expense, net	4,461	4,750	4,461	2,013	3,233
Other, net	135	(114)	82	9	61

Net income before taxes	5,690	8,738	8,844	6,822	6,810
Provision for income taxes	2,241	3,485	3,719	2,700	2,690

Net income	3,449	5,253	5,126	4,122	4,120
Preferred stock dividends	(4,930)	(5,642)	(6,593)	(3,120)	(3,584)

Net (loss) income to common stockholders	$(1,481)	$(389)	$(1,467)	$1,002	$536

Per share information:
Basic and diluted weighted average common shares outstanding	1,005,000	1,005,000	1,005,000	1,005,000	1,005,000
Net (loss) income per share of common stock, basic and diluted(2)	$(1.47)	$(0.39)	$(1.46)	$1.00	$0.53
Pro forma net income per share, basic and diluted
Basic and diluted weighted average common stock outstanding in computing pro forma net income per share
Dividends paid per common share	$—	$—	$16.06	$—	$—

(1)
Fiscal 2012 included 53 weeks. Fiscal 2011 and fiscal 2010 each included 52 weeks.

(2)
For a discussion of net (loss) income per share of common stock, basic and diluted, see note 12 to the audited consolidated financial statements and note 10 to the unaudited consolidated financial statements, in each case included elsewhere in this prospectus.

($ in thousands, unless otherwise indicated)	Fiscal Year Ended			Twenty-Six Weeks Ended
	January 29, 2011	January 28, 2012	February 2, 2013	July 28, 2012	August 3, 2013
Operating Data (unaudited):
Stores operating at end of period	72	78	84	83	88
Comparable store sales change(1)	4.3%	7.3%	3.9%	2.9%	7.9%
Average gross square footage per store at end of period(2)	4,205	4,221	4,227	4,128	4,264
Average net sales per store(2)(3)	$2,041	$2,134	$2,171	$1,138	$1,140
Average net sales per gross square foot(2)(4)	$485	$506	$513	$271	$267
Capital expenditures	$2,267	$7,653	$4,148	$2,273	$3,654
Adjusted EBITDA(5)	$14,025	$17,270	$19,514	$10,814	$12,141

($ in thousands)	As of August 3, 2013
	Actual	Pro Forma as adjusted(6)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,388
Working capital	27,607
Total assets	92,973
Total long-term debt	48,490
Series A preferred stock	19,095
Stockholders' deficit	(544)

(1)
Comparable store sales are net sales from stores that have been open at least 12 full fiscal months as of the end of the applicable reporting period. E-commerce sales will be included in comparable store sales beginning in December 2013. The comparable store sales change for the period ended February 2, 2013 excludes the 53rd week in fiscal 2012.

(2)
The number of stores and the amount of gross square footage reflect stores open 12 full fiscal months in the respective period end.

(3)
Average net sales per store is calculated by dividing net store sales for comparable stores by the applicable number of comparable stores.

(4)
Dollars not in thousands. Average net sales per gross square foot is calculated by dividing net store sales for comparable stores by total gross square footage for the applicable comparable stores.

(5)
EBITDA represents earnings before interest, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the management fee and related expenses that we pay to BRS Management, one-time incentive payments to key executives in lieu of formal equity awards, loss from disposal of property and equipment and certain debt refinancing costs. The terms EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and are not measures of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools, and when assessing our operating performance, you should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using EBITDA and Adjusted EBITDA only supplementally. Some of these limitations include, but are not limited to:

•
EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•
EBITDA and Adjusted EBITDA do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•
EBITDA and Adjusted EBITDA do not reflect income taxes or the cash requirements for any tax payments;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•
other companies may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

We believe EBITDA and Adjusted EBITDA provide useful information to investors about us and our financial condition and results of operations for the following reasons: (i) they are among measures used by our board of directors and management team to evaluate our operating performance, (ii) they are among the measures used by our management team to make day-to-day operating decisions, (iii) the adjustments made in our calculation of Adjusted EBITDA are similar to the adjustments used in calculating our performance for purposes of the required financial ratios under our credit facilities and are presented in a manner similar to the reporting of EBITDA to our lenders and (iv) they are used by securities analysts, investors and other interested parties as a common operating performance measure to compare results across companies in our industry by backing out potential differences caused by variations in capital structures (affecting relative interest expense), and the age and book value of facilities and equipment (affecting relative depreciation expense).

  EBITDA and Adjusted EBITDA (unaudited) are calculated as follows for the periods presented:

($ in thousands)	Fiscal Year Ended(1)			Twenty-Six Weeks Ended
	January 29, 2011	January 28, 2012	February 2, 2013	July 28, 2012	August 3, 2013
Net income	$3,449	$5,253	$5,126	$4,122	$4,120
Plus:
Provision for income taxes	2,241	3,485	3,719	2,700	2,690
Interest expense, net	4,461	4,750	4,461	2,013	3,233
Depreciation and amortization	3,083	3,192	3,448	1,607	1,656

EBITDA	13,234	16,680	16,754	10,442	11,699
Management fee and related expenses(2)	438	421	507	279	307
Management bonuses(3)	0	0	1,244	0	0
Loss from disposal of property and equipment	326	1	82	0	53
Debt refinancing costs(4)	27	168	927	93	82

Adjusted EBITDA	$14,025	$17,270	$19,514	$10,814	$12,141

(1)
Fiscal 2012 included 53 weeks. Fiscal 2011 and fiscal 2010 each included 52 weeks.

(2)
Includes the annual management fee and other miscellaneous fees paid to BRS Management. We expect the Amended and Restated Management Services Agreement under which the annual management fee is owed will be terminated upon consummation of this offering.

(3)
In fiscal 2012, we made one-time incentive payments to key executives in lieu of formal equity awards.

(4)
Includes third party professional fees and fees paid to BRS Management in connection with the refinancing of our credit facilities.
(6)
Gives effect on a pro forma as adjusted basis to the Exchange Transactions, the sale by us of              shares of our common stock in this offering and the issuance of              shares of common stock to be granted to certain members of management upon the consummation of this offering pursuant to our 2013 Equity Incentive Compensation Plan.

The Offering

Common stock offered by us	Shares
Common stock to be outstanding after this offering	Shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the proceeds of this offering to redeem a portion of our Series A preferred stock, pay bonuses to certain members of management to cover the tax liability resulting from the receipt of shares of our common stock under our 2013 Equity Incentive Compensation Plan in connection with this offering, pay the termination fee due to BRS Management under the Amended and Restated Management Services Agreement, repay all loans outstanding under our term loan facility, including any accrued and unpaid interest and related breakage costs and other fees, and for general corporate purposes. See "Use of Proceeds" for a more complete description of the intended use of proceeds from this offering.
Directed share program
The underwriters have reserved for sale, at the initial public offering price, up to approximately shares of our common stock being offered for sale to . We will offer these shares to the extent permitted under applicable regulations in the United States. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.
Dividend policy
We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business and we do not intend to pay cash dividends on our common stock for the foreseeable future.
Risk factors
You should read the "Risk Factors" section of, and all of the other information set forth in, this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed NASDAQ Global Market symbol	"DTLR"

              Unless otherwise noted, the information in this prospectus assumes:

  •
  the implementation of a proposed    -for-1 stock split of our common stock, which was effected on               , 2013;

  •
  no exercise by the underwriters of their option to purchase up to         additional shares of common stock; and

  •
  the exchange or redemption of all outstanding shares of our Series A preferred stock in the Exchange Transactions.

              The number of shares of common stock to be outstanding after this offering is based on       shares of common stock outstanding as of August 3, 2013, after giving effect to the Exchange Transactions and the issuance of       shares of common stock to be granted to certain members of management upon the consummation of this offering pursuant to our 2013 Equity Incentive Compensation Plan, and excludes as of that date       shares of common stock reserved for future issuances under our 2013 Equity Incentive Compensation Plan.

RISK FACTORS

              Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before making your decision to invest in shares of our common stock. We cannot assure you that any of the events discussed in the risk factors below will not occur. These risks could have a material and adverse impact on our business, financial condition and results of operations and if any of the following risks actually occur, our future prospects could be materially and adversely affected. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

 Risks Related to this Offering and Ownership of Our Common Stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

              Prior to this offering there has been no market for shares of our common stock. An active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our common stock after this offering. The market value of our common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to acquire companies by using our shares of common stock as consideration.

              The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this prospectus, these factors include:

  •
  our quarterly or annual earnings or those of other companies in our industry;

  •
  changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business;

  •
  the public's reaction to our press releases, our other public announcements and our filings with the U.S. Securities and Exchange Commission, or the SEC;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  additions or departures of our senior management personnel;

  •
  sales of common stock by our directors and executive officers;

  •
  sales or distributions of common stock by our sponsor, BRS Management;

  •
  adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

  •
  actions by stockholders;

  •
  the level and quality of research analyst coverage for our common stock, changes in financial estimates or investment recommendations by securities analysts following our business or failure to meet such estimates;

  •
  the financial disclosure we may provide to the public, any changes in such disclosure or our failure to meet such disclosure;

  •
  various market factors or perceived market factors, including rumors, whether or not correct, involving us, our distributors or vendors or our competitors;

  •
  introductions of new offerings or new pricing policies by us or by our competitors;

  •
  acquisitions or strategic alliances by us or our competitors;

  •
  short sales, hedging and other derivative transactions in the shares of our common stock;

  •
  the operating and stock price performance of other companies that investors may deem comparable to us; and

  •
  other events or factors, including changes in general conditions in the United States and global economies or financial markets (including those resulting from Acts of God, war, incidents of terrorism or responses to such events).

              In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. The realization of any of these risks or any of a broad range of other risks, including those described in these "Risk Factors," could have a material adverse effect on the market price of our common stock and you could lose all or part of your investment.

Upon the listing of our shares on the NASDAQ Global Market we will be a "controlled company" within the meaning of the rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

              After completion of this offering, our private equity sponsor, BRS Management, will continue to control a majority of the voting power of our outstanding common stock through its affiliate, Bruckmann, Rosser, Sherrill & Co. II, L.P., or BRS II. As a result, we will be a "controlled company" within the meaning of the corporate governance standards of the NASDAQ Global Market. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

  •
  we have a Board of Directors that is composed of a majority of "independent directors," as defined under NASDAQ Global Market rules; and

  •
  we have a compensation committee and a nominating and governance committee that is composed entirely of independent directors.

              Following this offering, we intend to utilize certain of these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NASDAQ Global Market.

Upon the completion of this offering, the concentration of our capital stock ownership with our sponsor and other insiders will likely limit an investor's ability to influence corporate matters.

              Upon completion of this offering, BRS II will own or control approximately       % of our outstanding common stock or        % if the underwriters exercise their option to purchase additional shares in full, and, collectively, BRS II, executive officers and directors will together beneficially own or control approximately       % of our outstanding common stock or       % if the underwriters exercise their option to purchase additional shares in full. As a result, these stockholders, acting individually or together, will have substantial influence and control over management and matters that require approval by our stockholders, including amendments to our certificate of incorporation and bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. This concentration of ownership may delay or prevent a change in control of our company and make the execution of some transactions more difficult or impossible without the support of these stockholders. It is possible that the interests of BRS II and other insider stockholders may in some circumstances conflict with our interests or the interests of our other stockholders, including you.

              Certain of our directors are also officers or control persons of BRS II and/or its affiliates. Although these directors owe a fiduciary duty to manage us in a manner beneficial to us and our stockholders, these individuals also owe fiduciary duties to these other entities and their stockholders, members and limited partners. Because BRS II and its affiliates have such interests in other companies and engage in other business activities, certain of our directors may experience conflicts of interest in allocating their time and resources among our business and these other activities. Furthermore, these individuals could make substantial profits as a result of investment opportunities allocated to entities other than us. As a result, these individuals could pursue transactions that may not be in your best interest as a stockholder, which could have a material adverse effect on our operations and your investment.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

              The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $           per share, based on an assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover of this prospectus. Further, investors purchasing common stock in this offering will contribute approximately       % of the total amount invested by stockholders since our inception, but will own, as a result of such investment, only approximately       % of the shares of common stock outstanding immediately following this offering.

              As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. Further, because we may need to raise additional capital, we may in the future sell substantial amounts of common stock or securities convertible into or exchangeable for common stock. These future issuances of equity or equity-linked securities, together with any additional shares issued in connection with acquisitions or employee benefit plans, if any, may result in further dilution to investors.

We are an "emerging growth company" and we intend to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in our common stock being less attractive to investors.

              We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

              Because of the exemptions from various reporting requirements provided to us as an "emerging growth company" we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. If we are unable to raise additional capital as and when we need it, our business, financial condition and results of operations may be materially and adversely affected. Additionally, investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

              We may take advantage of these reporting exemptions until we are no longer an emerging growth company, which in certain circumstances could be for up to five years. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our business, financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

              The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. Commencing with our annual report on Form 10-K for the year ending January 31, 2015, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement.

              Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begin its Section 404 reviews, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the NASDAQ Global Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

              Upon consummation of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

              These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

              As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an "emerging growth company." We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and the NASDAQ Global Market. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will decrease our consolidated net income. For example, we expect the increased potential liability related to these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

              While we paid a one-time cash dividend on our capital stock in December 2012, we currently intend to retain all of our future earnings, if any, to finance the future growth and development of our business. In addition, the terms of our current credit facilities, and any future debt agreements may, preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

              Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding               shares of common stock based on the number of shares outstanding as of August 3, 2013. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Of the remaining shares,              shares of our common stock will be restricted as a result of securities laws or lock-up agreements but will be able to be sold after the offering as described in the "Shares Eligible for Future Sale" section of this prospectus. We also intend to register all shares of common stock that we may issue under our 2013 Equity Incentive Compensation Plan. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the "Underwriting" section of this prospectus.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our 2013 Equity Incentive Compensation Plan, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

              We expect that significant additional capital will be needed in the future to continue our planned operations. To raise capital, we may sell substantial amounts of common stock or securities convertible into or exchangeable for common stock. These future issuances of common stock or common stock-related securities, together with any additional shares issued in connection with acquisitions or employee benefit plans, if any, may result in material dilution to our investors. Such sales may also result in material dilution to our existing stockholders.

              Pursuant to our 2013 Equity Incentive Compensation Plan, we expect our compensation committee will be authorized to grant equity-based incentive awards to our directors, executive officers and other employees and consultants, including officers, employees and consultants of our subsidiary and affiliates. The number of shares of our common stock available for future grant under our 2013 Equity Incentive Compensation Plan, which will become effective upon approval by our stockholders, is              . Future option grants and issuances of common stock under our 2013 Equity Incentive Compensation Plan may have a material adverse effect on the market price of our common stock.

We have broad discretion in the use of certain proceeds from this offering and may not use them effectively.

              We currently intend to use the net proceeds we receive from this offering to redeem a portion of our Series A preferred stock, repay indebtedness and make certain payments to our management and BRS Management, as described in "Use of Proceeds" elsewhere in this prospectus. Our management will have broad discretion in the allocation of the remaining net proceeds we receive from this offering and could spend such proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the market price of our common stock to decline and delay the development of our new stores. Pending their use, we may invest the net proceeds we receive from this offering in a manner that does not produce income or that loses value. If we do not invest the net proceeds we receive from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause the price of our common stock to decline.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

              Provisions in our amended and restated certificate of incorporation, or certificate of incorporation, and amended and restated bylaws, or bylaws, that will each become effective in connection with consummation of this offering, as well as provisions of the Delaware General Corporation Law, as amended, or the DGCL, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, or remove our current management. These include provisions that will:

  •
  permit our board of directors to issue up to              shares of preferred stock, with rights, preferences and privileges as they may designate;

  •
  provide that all vacancies on our board of directors, including as a result of newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  establish a classified board of directors so that not all members of our board of directors are elected at one time;

  •
  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing and also meet specific requirements as to the form and content of a stockholder's notice;

  •
  provide that certain provisions of our amended and restated certificate of incorporation and bylaws can only be amended by a super-majority vote of our stockholders;

  •
  not provide for cumulative voting rights, thereby allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election; and

  •
  provide that special meetings of our stockholders may be called only by the board of directors or by such person or persons requested by a majority of the board of directors to call such meetings.

              These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management. Because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the DGCL, which may discourage, delay or prevent someone from acquiring us or merging with us whether or not it is desired by or beneficial to our stockholders. Under Delaware law, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

We may be subject to securities litigation, which is expensive and could divert management attention.

              The market price of our common stock may be volatile, and in the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

If securities analysts do not publish research or reports about our company and our industry, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

              The trading price for our common stock will be influenced by research or reports that industry or financial analysts publish about us and our business, our industry or retailers in general. If any of the analysts who cover us or may cover us in the future change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price could decline. If any analyst who covers us or may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

 Risks Related to Our Business and Industry

Our business depends upon identifying and responding to changing consumer fashion preferences and fashion-related trends. If we cannot identify trends in advance or we select the wrong fashion trends, our sales could be adversely affected.

              Fashion trends in the footwear, apparel and accessories industry can change rapidly. We need to anticipate, identify and respond quickly to changing trends and consumer demands in order to provide the merchandise our consumers seek and maintain our brand image. We must actively manage our purchase of inventory. Generally, we order merchandise months in advance of it being received and offered for sale. If we cannot identify changing trends in advance, fail to react to changing trends or misjudge the market for a trend, our reputation with our target consumers may be damaged, our sales could be adversely affected and we may be faced with a substantial amount of excess inventory. As a result, we may be forced to mark down our merchandise or conduct promotional sales in order to dispose of slow moving inventory, which may result in lower profit margins, thereby negatively impacting our business, financial condition and results of operations.

Our industry is highly competitive and we may not be able to compete effectively.

              The retail market for street-inspired footwear, apparel and accessories is highly competitive with relatively low barriers to entry. We currently compete with national athletic and apparel chains, such as Foot Locker and Finish Line, as well as regional and local street-inspired apparel retailers, including Villa, Jimmy Jazz and locally-owned and operated stores. In addition, we compete with department stores, such as Macy's, that sell various street-inspired brands and lifestyle apparel retailers such as Zumiez. Competition with some or all of these retailers could require us to lower our prices or risk losing consumers. In addition, significant or unusual promotional activities by our competitors may cause us to respond in-kind and may adversely impact our operating cash flow. Because of these factors, current and future competition could have a material adverse effect on our business, financial condition and results of operations.

              Furthermore, some of our competitors have greater financial, marketing and other resources than we currently do, and therefore may be able to devote greater resources to the marketing and sale of their products, generate national brand recognition or adopt more aggressive pricing policies than we can, which could put us at a competitive disadvantage. Moreover, we do not possess exclusive rights to many of the elements that comprise our in-store experience and most of our products are sold to us on a non-exclusive basis. As a result, our current and future competitors may be able to duplicate or improve on some or all of our in-store experience or product offerings that we believe are important in differentiating our stores and our consumers' shopping experience. If our competitors were to duplicate or improve on some or all of our in-store experience or product offerings, our competitive position and our business could suffer.

              Although we sell merchandise via the internet, e-commerce sales currently represent only a small portion of our business. Therefore, a significant shift in consumer buying patterns to purchasing street-inspired footwear, apparel and accessories via the internet could have a material adverse effect on our business, financial condition and results of operations. In addition, many of our significant vendors distribute products directly to consumers through the internet and others may follow. Some of these vendors also operate retail stores and some have indicated that further retail stores and venues will open. Should this continue to occur, and if our consumers decide to purchase directly from our vendors, it could have a material adverse effect on our business, financial condition and results of operations.

A change in the relationship with any of our key vendors, in particular Nike and Brand Jordan, or the unavailability of our key products at competitive prices could affect our business, financial condition and results of operations.

              To a significant degree, our business is dependent upon our ability to obtain limited-availability merchandise and the ability to purchase brand-name merchandise at competitive prices from a limited number of vendors. We have no long-term supply agreements with vendors and, therefore, our success depends on maintaining good relationships with our vendors. In addition, certain of our key vendors provide volume discounts, cooperative advertising and markdown allowances, as well as the ability to negotiate returns of excess or unneeded merchandise. We cannot be certain that such assistance from our vendors will continue in the future.

              We purchased approximately 65.3% of our merchandise in fiscal 2012 from our top five vendors and expect to continue to obtain a significant percentage of our product from these vendors in future periods. We purchased approximately 47.5% of our merchandise in fiscal 2012 from Nike and Brand Jordan, our top vendors. Merchandise that is high profile and in high demand is allocated by our vendors based upon their internal criteria. Although we have generally been able to purchase sufficient quantities of this merchandise in the past, we cannot be certain that our vendors will continue to allocate sufficient amounts of such merchandise to us in the future. We believe we have strong relationships with Nike and Brand Jordan and any adverse changes in these relationships could affect our ability to obtain sufficient quantities of high demand products. Our inability to obtain merchandise in a timely manner from major vendors (particularly Nike and Brand Jordan), as a result of business decisions by our vendors or any disruption in our or our vendors' supply chain, could have a material adverse effect on our business, financial condition and results of operations. Because of our strong dependence on Nike and Brand Jordan, any adverse development in Nike's or Brand Jordan's reputation, business, financial condition or results of operations or the inability of Nike and Brand Jordan to develop and manufacture products that appeal to our target consumers could also have an adverse effect on our business, financial condition and results of operations. We cannot be certain that we will be able to acquire merchandise at competitive prices or on competitive terms in the future. These risks could have a material adverse effect on our business, financial condition and results of operations.

Our continued growth depends upon our ability to successfully open a significant number of new stores, which is influenced by our vendors and which could strain our resources, cause the performance of our existing stores to suffer and damage our brand image.

              We have grown our store count significantly in recent years and that has contributed to our sales growth. However, we must continue to open and operate new stores to help maintain this growth. We opened six stores in fiscal 2011 and six stores in fiscal 2012. Since February 2, 2013, we have opened 11 new stores and plan to open an additional four stores during the remainder of fiscal 2013. However, there can be no assurance that we will open the planned number of new stores in fiscal 2013 or thereafter or that any new stores will be successful. Like most vendors, Nike has the right to approve locations that sell its products. Given the large percentage of our sales attributed to Nike and Brand Jordan products (47.3% of our net sales in fiscal 2012) we do not believe it would be profitable for us to open or acquire a store that could not sell Nike or Brand Jordan products and therefore would not open or acquire any proposed new store without the ability to sell Nike and Brand Jordan products. Our ability to successfully open and operate new stores is also subject to a variety of additional risks and uncertainties, such as:

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  identifying suitable store locations, the availability of which is beyond our control;

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  obtaining acceptable lease terms;

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  sourcing sufficient levels of inventory;

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  selecting the appropriate merchandise that appeals to our consumers;

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  hiring and retaining sales associates;

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  assimilating new store employees into our corporate culture;

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  effectively marketing new store locations;

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  initiating marketing efforts in advance of new store openings in particular regions;

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  avoiding construction delays and cost overruns in connection with the build-out of new stores;

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  managing and expanding our infrastructure to accommodate growth; and

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  integrating new stores with our existing buying, distribution and other support operations.

              Our failure to successfully address these challenges could have a material adverse effect on our business, financial condition and results of operations. In addition, our proposed expansion will place increased demands on our operational, managerial and administrative resources. We may be required to expand our sales functions, distribution capacity, marketing, support services, management information systems and administrative personnel. Our failure to upgrade and expand our infrastructure on a timely basis to keep pace with our anticipated growth in store count could strain our existing resources, causing operational difficulties in hiring, obtaining adequate levels of merchandise, delayed shipments and decreased customer service levels. These difficulties could cause our brand image to deteriorate and may have a material adverse effect on our business, financial condition and results of operation.

Expanding into new geographic markets may present challenges that are different from those we currently encounter. Failure to effectively adapt to these new challenges could adversely affect our ability to profitably operate those stores and maintain our brand image.

              As we expand store locations, we may face challenges that are different from those we currently encounter. Our expansion into new geographic markets could result in increased competitive, merchandising, distribution and other challenges. Our vendors have the right to approve locations that sell their products, which may limit our ability to open stores in those markets. There can be no assurance that any newly opened stores will be received as well as, or achieve net sales or profitability levels consistent with, our projected targets or comparable to those of, our existing stores in the time periods estimated by us, or at all. If our stores fail to achieve, or are unable to sustain, acceptable net sales and profitability levels, our business, financial condition and results of operations may be materially harmed and we may incur significant costs associated with closing those stores and our brand image may be negatively impacted.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our business, financial condition and results of operations.

              While we currently have no specific plans to acquire any businesses, we may, in the future, make acquisitions of or investments in, companies that we believe offer opportunities for growth. In connection with these acquisitions or investments, we may:

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  issue stock that would dilute our existing stockholders' percentage of ownership;

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  incur debt and assume liabilities; or

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  incur amortization expenses related to intangible assets or incur large and immediate write-offs.

              Moreover, if we complete an acquisition, we cannot assure you that it will ultimately strengthen our competitive position or that it will be viewed positively by consumers, financial markets or investors. Furthermore, future acquisitions could pose numerous additional risks to our operations, including:

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  problems integrating stores or businesses, including facilities, personnel, financial systems, distribution systems and operations;

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  increases to our expenses;

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  the failure to discover undisclosed liabilities of the acquired asset or company;

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  diversion of management's attention from their day-to-day responsibilities;

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  harm to our business, financial condition or results of operations;

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  entrance into geographic markets in which we have limited or no prior experience; or

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  potential loss of key employees, particularly those of the acquired entity.

Our business largely depends on our strong brand image, and if we are not able to maintain and enhance our brand, particularly in new markets where we have limited brand recognition, we may be unable to increase or maintain our level of sales.

              We believe that our brand image and brand awareness have contributed significantly to the success of our business. We believe that maintaining and enhancing our brand image, particularly in new markets where we have limited brand recognition, is important to maintaining and expanding our consumer base. As we execute our growth strategy, our ability to successfully integrate new stores into their surrounding communities, to expand into new markets or to maintain the strength and distinctiveness of our brand image in our existing markets will be adversely impacted if we fail to connect with our target consumer. Maintaining and enhancing our brand image may require us to make substantial investments in areas such as merchandising, marketing, store operations, community relations and employee training, which could adversely affect our business, financial condition and results of operations and which may not ultimately be successful. Failure to successfully market our brand in new and existing markets could harm our business, financial condition and results of operations.

Use of social media may adversely impact our reputation or subject us to fines or other penalties.

              There has been a substantial increase in the use of social media platforms, including blogs, social media websites, and other forms of internet-based communications, which allow individuals access to a broad audience of consumers and other interested persons. Negative commentary regarding us or the brands we sell may be posted on social media platforms and similar devices at any time and may be adverse to our reputation or business. Consumers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction. In addition, social media platforms provide users with access to such a broad audience that collective action against our stores, such as boycotts or vandalism, can be more easily organized. If such actions were organized, we could suffer reputational damage as well as physical damage to our stores and merchandise.

              We also use social medial platforms as marketing tools. For example, we maintain Facebook, Instagram and Twitter accounts. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact our business, financial condition and results of operations or subject us to fines or other penalties.

Our marketing programs may not be successful.

              We use a variety of media in our marketing efforts, including social media platforms. For example, we employ street teams that promote our brand at social events, host in-store appearances by popular music artists, broadcast our in-house internet radio station in our stores and sponsor local entertainment events. We expect to continue to conduct brand awareness programs and guest initiatives to attract and retain consumers. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher net sales. Additionally, some of our competitors have greater financial resources, which enable them to purchase significantly more advertising than we are able to purchase. Should our competitors increase their spending on advertising and promotions or should our advertising funds decrease for any reason, or should our advertising and promotions be less effective than our competitors, there could be a material adverse effect on our business, financial condition and results of operations.

Our sales could be adversely impacted by declines in consumer confidence and decreases in consumer spending.

              Our sales are driven by strong consumer confidence and the willingness of our consumers to spend their discretionary income on our product offerings. Therefore, we depend upon consumers feeling confident to spend discretionary income on our product offerings to drive our sales. Consumer spending may be adversely impacted by economic conditions such as consumer confidence in future economic conditions, interest and tax rates, employment levels, salary and wage levels, general business conditions, the availability of consumer credit and the level of housing, energy and food costs. These risks may be exacerbated for retailers like us who focus on specialty footwear, apparel and accessories. Our financial performance is susceptible to economic and other conditions in regions or states where we have a significant number of stores, such as the Mid-Atlantic region. If periods of decreased consumer spending persist, our sales could decrease and could cause a material adverse effect on our business, financial condition and results of operations.

Instability in the financial markets may adversely affect our business.

              Past disruptions in the United States and global credit and equity markets made it difficult for many businesses to obtain financing on acceptable terms. We currently have a revolving credit facility and a term loan facility in place. Tightening of credit markets could make it increasingly difficult for us to access funds, refinance our existing indebtedness, enter into agreements for new indebtedness or obtain funding through the issuance of our securities. In addition, we rely on a few key vendors for a majority of our merchandise purchases. The inability of key vendors to access liquidity, or the insolvency of key vendors, could lead to their failure to deliver merchandise to us. Our inability to obtain merchandise in a timely manner from major vendors could have a material adverse effect on our business, financial condition and results of operations.

Our sales can fluctuate, which may cause our operating results to fluctuate disproportionately on a quarterly basis, and may not be indicative of future performance.

              Our sales may fluctuate significantly between quarters and are typically higher in the first and fourth fiscal quarters than they are in the second and third fiscal quarters. This fluctuation between quarters may result from a variety of factors, including, among other things:

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  the timing of new store openings;

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  the timing of our consumers' receipt of personal income tax refunds;

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  increases or decreases in comparable store sales;

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  the strength of the holiday shopping season;

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  unseasonable weather;

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  changes in fashion trends;

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  changes in our merchandise mix;

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  inability to source product; and

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  the timing of the release of new merchandise and promotional events.

              As a result of these quarterly fluctuations, we believe that comparisons of our sales and operating results between quarters within a single fiscal year may not be reliable. Any quarterly fluctuations that we report in the future may not match the expectations of market analysts and investors. Furthermore, any negative developments that harm our first and fourth fiscal quarter operating results could have a disproportionate effect on our business, financial condition and results of operations for the entire fiscal year. As a result, the trading price of our common stock could fluctuate significantly. In addition, our sales and operating results for a single fiscal year may not be reliable indicators and should not be relied on as indicators of our future performance.

We may not be able to maintain comparable store sales or net sales per gross square foot, which may cause our results of operations to decline and the price of our common stock to be volatile.

              The investing public may use comparable store sales or net store sales per gross square foot projections or results, over a certain period of time, such as on a quarterly or yearly basis, as an indicator of our profitability growth. Our comparable store sales can vary significantly from period to period for a variety of reasons, such as the age of stores, marketing programs, changing economic factors, unseasonable weather, changing fashion trends, changes in our merchandising mix, the timing of our consumers' receipt of personal income tax refunds, pricing, the timing of the release of new merchandise, promotional events and increased competition. These factors could cause comparable store sales or net store sales per gross square foot to decline period to period or fail to grow at expected rates, which could have a material adverse effect on our business, financial condition and results of operations and cause the price of our common stock to be volatile during such periods.

We depend on cash generated from our existing store operations to support our growth, which could strain our cash flow.

              We primarily rely on cash flow generated from existing stores to fund our current operations and our growth plans. It takes several months and a significant amount of cash to open a new store. If we continue to open a large number of stores relatively close in time, the cost of these store openings and the cost of continuing operations could reduce our cash position. An increase in our net cash outflow for new stores could adversely affect our operations by reducing the amount of cash available to address other aspects of our business, thereby reducing our net income.

              In addition, as we expand our business, we will need significant amounts of cash from operations to pay our existing and future lease obligations, build out new store space, purchase inventory, pay personnel, pay for the increased costs associated with operating as a public company, and, if necessary, further invest in our infrastructure and facilities. If our business does not generate sufficient cash flow from operations to fund these activities, and sufficient funds are not otherwise available from the net proceeds we receive from this offering or our revolving credit facility or future credit facilities, we may need to obtain additional equity or debt financing. If such financing is not available to us on satisfactory terms, our ability to operate and expand our business or to respond to competitive pressures could be limited and we could be required to delay, curtail or eliminate planned store openings or we may be unable to otherwise fund our other liquidity and capital needs. Moreover, if we raise additional capital by issuing equity securities or securities convertible into equity securities, your ownership may be diluted. Any debt financing we may incur may impose covenants on us that restrict our operations, and will require interest payments that would create additional cash demands and financial risk for us.

If we lose key management personnel or fail to attract qualified new personnel our operations could be negatively impacted.

              Our business and growth depends upon the leadership and experience of our key executive management team, including Glenn Gaynor, President and Chief Executive Officer; Phillip Villari, Chief Financial Officer; Scott Collins, Chief Merchandise Officer; Frank Long, Director of Operations; Todd Kirssin, General Merchandise Manager; and Alan Eichberg, Vice President of Real Estate, and we may be unable to retain their services. We also may be unable to retain other existing management personnel that are critical to our success, which could result in harm to our vendor and employee relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs. Although we maintain "key person" insurance for certain members of our executive management team, the loss of services of any of our key personnel could have a material adverse effect on our business, financial condition and results of operations, and could be viewed in a negative light by investors and analysts, which could cause our common stock price to decline. If we lose the services of any of our key management personnel or we are not able to attract additional qualified management personnel, we may not be able to successfully manage our business.

If we cannot retain or find qualified employees to meet our staffing needs in our stores, our distribution center, or our corporate offices, our business could be adversely affected.

              Our success depends upon the quality of the employees we hire. We seek employees who are motivated, represent our corporate culture and brand image and, for many positions, have knowledge of our merchandise and the skill necessary to excel in a customer service environment. The turnover rate in the retail industry is high and finding qualified candidates to fill positions may be difficult. If we cannot attract and retain corporate employees, district managers, store managers and sales associates with the qualifications we deem necessary, our ability to effectively operate and expand may be adversely affected. In addition, we may need to employ temporary personnel to staff our distribution center, as well as seasonal part-time employees to provide incremental staffing to our stores in busy selling seasons. We cannot guarantee that we will be able to find adequate temporary or seasonal personnel to staff our operations when needed, which may strain our existing personnel and negatively impact our operations.

If we fail to forecast our operations accurately, our operating results could be materially lower than anticipated, which may cause our stock price to decline.

              We use a variety of factors in our forecasting and planning processes, including historical results, recent history and assessments of economic and market conditions, among many others. Information regarding targeted growth in number of stores, growth rates, sales and cash flow targets and net investment for new stores, as well as other metrics included in this prospectus or utilized internally, is in part based on these factors. While these metrics have historically provided and may continue to provide us with guidance in our business planning, these target metrics are based in part on historical results and may not accurately predict our ability to achieve these goals over any specific period of time. The historical conditions supporting these averages may change at any time, thereby reducing the predictive accuracy of these metrics. Factors that may have such an effect on these metrics include specific store location, cost to build out Nike and Brand Jordan shop-in-shops, competition for new retail locations and changes in the commercial real estate environment, as well as the level of competition and the concentration of our stores within a limited geographic area. As a result, we may not achieve our targeted operating results, and our actual results could be materially lower than anticipated, which could materially adversely affect our business, financial condition and results of operations and could prevent us from meeting or exceeding the expectations of securities analysts or investors, which may cause our stock price to decline.

The impact of negative economic factors, including the availability of credit, on our landlords and other retail center tenants could negatively affect our financial results.

              Negative effects on our existing and potential landlords due to the inaccessibility of credit and other unfavorable economic factors may, in turn, have a material adverse effect on our business, financial condition and results of operations. If our landlords are unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide tenant allowances to us. If one of our landlords files for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, that landlord may be able to reject our lease in the bankruptcy proceedings. We cannot assure you that none of our landlords will file for bankruptcy protection in the future and attempt to reject leases with us. In addition, if our landlords are unable to obtain sufficient credit to continue to properly manage their retail sites, we may experience a drop in the level of quality of such retail centers. Our development of new stores may also be adversely affected by the negative financial situations of developers and potential landlords. If landlords delay or cancel development projects (as well as renovations of existing projects) due to the instability in the credit markets or declines in consumer spending, the number of locations available that we would consider for our new stores could be reduced.

Some of our new stores may open in locations close enough to our existing stores that sales at those existing stores may be negatively impacted.

              As we continue to open additional locations within existing markets, some of our new stores may open close enough to our existing stores that certain of consumers may stop shopping at our existing locations and prefer to shop at the new locations, and therefore sales and profitability at those existing stores may decline. If this were to occur with a number of our stores, this could have a material adverse effect on our business, financial condition and results of operations.

We buy and stock merchandise based upon seasonal weather patterns and therefore unseasonable weather could negatively impact our sales.

              We buy select merchandise for sale based upon expected weather patterns during the seasons of winter, spring, summer and fall. If we encounter untimely aberrations in weather conditions, such as warmer winters or cooler summers than would be considered typical, these weather variations could cause some of our merchandise to be inconsistent with what consumers wish to purchase, causing our sales to decline. Furthermore, extended unseasonable weather conditions in the regions where our stores are concentrated will likely have a greater impact on our sales.

Our corporate headquarters, distribution center and management information systems are in a single location in Maryland, and if their operations are disrupted, we may not be able to operate our store support functions or ship merchandise to our stores, which could adversely affect our business, financial condition and results of operations.

              Our corporate headquarters, distribution center and management information systems are in a single location in Hanover, Maryland. If we encounter any disruptions to our operations at this building or if it were to shut down for any reason, including by fire, power outage, systems failure or other unforeseen disruptions, severe weather, hurricane or other natural disaster, labor disagreements or shipping and transportation problems, then we may be prevented from effectively operating our stores and shipping and processing our merchandise. Any disruption or shut down at this location could significantly impact our operations and have a material adverse effect on our business, financial condition and results of operations.

Our stores are mostly located in the Eastern United States putting us at risk of region-specific disruptions.

              Out of a total of 95 stores as of October 21, 2013, we operated 26 stores in Maryland, 15 stores in Virginia, 11 stores in Illinois, 11 stores in Georgia and eight stores in Florida. Sales in these states could be more susceptible to region-specific disruptions than the United States generally, such as from economic and weather conditions, demographic and population changes and changes in fashion tastes. Consequently, we may be more susceptible to these factors than more geographically diversified competitors. For example, compared to the country as a whole, stores in Maryland, Virginia, Georgia and Florida are exposed to a relatively high risk of damage from natural disasters, including snow storms, tornados and hurricanes. Any negative impact upon or disruption to the operations of stores in these states could have a material adverse effect on our business, financial condition and results of operations.

We are required to make lease payments for our stores, corporate office and distribution center, which may strain our cash flow.

              We lease our corporate headquarters and distribution center as well as all but one of our store locations. Lease terms for our stores are typically five to ten years and many can be extended in five-year increments. Our costs under these leases constitute a significant amount of our expenses and are growing rapidly as we expand the number of locations and our existing locations experience rent increases. In fiscal 2012, our total operating lease rent expense was $10.7 million. This represents an increase from $9.4 million for fiscal 2011 and can be expected to continue to increase as we open more stores. Some of our lease agreements require us to pay additional rent based upon achieving certain sales plateaus for each store location. In addition, we must make payments for common area maintenance and real estate taxes. Many of our lease agreements also contain provisions which increase the rent payments on a set time schedule, causing the cash rent paid for a location to escalate over the term of the lease. In addition, rent costs could escalate when multi-year leases are renewed at the expiration of their lease term. These costs are recurring and increasing, which could place a strain on our cash flow.

              We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flows from operating activities, and sufficient funds are not otherwise available to us from borrowings under our revolving credit facility or from other sources, we may not be able to service our lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which could harm our business, financial condition and results of operations.

              Additional sites that we lease are likely to be subject to similar long-term leases. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, as our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close or relocate stores in desirable locations. If we are unable to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close or relocate, our business, financial condition and results of operations may be harmed.

We rely on third party shipping providers to deliver merchandise to our stores and a third party provider to operate our e-commerce operations, and therefore our business could be negatively impacted by disruptions in the operations of these third party providers.

              We rely on a local shipping provider to ship our merchandise from our distribution center in Hanover, Maryland to our stores located in Maryland, Richmond, Virginia and Washington, D.C. and on the United Parcel Service, or UPS, to ship our merchandise to all other stores. All e-commerce sales are processed by a third party provider and shipped by UPS to our consumers. Relying on these third party providers puts us at risk from disruptions in their operations, such as employee strikes, inclement weather and their ability to perform their tasks on our behalf. If the third party providers on which we rely fail to perform their tasks, we could incur liability or suffer damages to our reputation, or both. If we are forced to use other third party providers, particularly for our local shipping needs in Maryland, Richmond, Virginia and Washington, D.C., our costs could increase and we may not be able to meet shipment deadlines. Moreover, we may not be able to obtain terms as favorable as those received from the third party providers we currently use, which could further increase our costs. These circumstances may negatively impact our business, financial condition and results of operations.

Our e-commerce business subjects us to numerous risks that could have a material adverse effect on our business, financial condition and results of operations.

              Expanding our e-commerce business is an important part of our growth strategy. Continued e-commerce growth subjects us to certain risks, including:

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  diversion of traffic from our stores;

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  liability for online content;

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  the need to keep pace with rapid technological change;

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  payment fraud;

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  government regulation of the internet, including taxation; and

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  risks related to the computer systems that operate our website and related support systems, including computer viruses, systems failure or inadequacy, electronic break-ins and similar disruptions.

              Our failure to successfully respond to these risks and uncertainties could impact our e-commerce sales, increase our costs, diminish our growth prospects, and damage our brand, which could negatively impact our business, financial condition and results of operations.

If our management information systems fail to operate or are unable to support our growth, our operations could be disrupted.

              In recent years, we have made improvements to our existing management information systems, and we rely upon our management information systems in almost every aspect of our daily business operations. For example, our management information systems serve an integral part in enabling us to order merchandise, process merchandise at our distribution center and retail stores, perform and track sales transactions, manage personnel, pay vendors and employees, operate our e-commerce business and report financial and accounting information to management. In addition, we intend to leverage our existing management information systems in order to support our growth. If our management information systems fail to operate or are unable to support our growth, our store operations and e-commerce business could be severely disrupted, and we could be required to make significant additional expenditures to remediate any such failure.

              We are currently implementing a new disaster recovery plan, including the establishment of a data-center/co-location facility. If we are unable to fully develop a new disaster recovery plan, we may experience failures or delays in recovery of data, delayed reporting and compliance, inability to perform necessary corporate functions and other breakdowns in normal operating procedures that could have a material adverse effect on our business, financial condition and results of operations and could create exposure to administrative and other legal claims against us.

Our internal operations or management information systems could be disrupted by system security failures. These disruptions could negatively impact our sales, increase our expenses and harm our reputation.

              Hackers, computer programmers and internal users may be able to penetrate our network security and create system disruptions, cause shutdowns and misappropriate our confidential information. Therefore, we could incur significant expenses addressing problems created by security breaches to our network. We must, and do, take precautions to prevent unauthorized access to our information systems containing confidential information. However, if unauthorized parties, including external hackers or computer programmers, gain access to our information systems, they may be able to steal this confidential information. Our failure to secure this information could result in costly litigation, adverse publicity or regulatory action that could have a material adverse effect on our business, financial condition and results of operations. In addition, sophisticated hardware and operating system software and applications that we procure from third parties may contain defects in design or manufacture that could unexpectedly interfere with our operations. The cost to alleviate security risks, defects in software and hardware and address any problems that occur could negatively impact our sales, distribution and other critical functions, as well as our financial results.

Most of our merchandise is produced in foreign countries, making the price and availability of our merchandise susceptible to international trade and other international conditions.

              Although we purchase our merchandise from domestic vendors, these vendors make a majority of their merchandise in Asia. If any of these vendors have practices that are illegal, or are disfavored in the United States, consumers may develop a negative view of us, our brand image could be damaged and we could become the subject of boycotts by our consumers and/or interest groups. If our vendors violate labor or other applicable laws of their own country, these violations could cause disruptions or delays in their shipments of merchandise. Further, some foreign countries can be, and have been, affected by political and economic instability and natural disasters, negatively impacting trade. The countries in which our merchandise currently is manufactured or may be manufactured in the future could become subject to new trade restrictions imposed by the United States or other foreign governments. Trade restrictions, including increased tariffs or quotas, embargoes and customs restrictions, against footwear or apparel items, as well as United States or foreign labor strikes, work stoppages or boycotts, could increase the cost or reduce the supply of merchandise available to us and have a material adverse effect on our business, financial condition and results of operations. Any increase in the cost of our merchandise or limitation on the amount of merchandise we are able to purchase could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.

              Our success depends in large part on our brand image. Our company's name, logo, domain name and our registered and unregistered trademarks are valuable assets that serve to differentiate us from our competitors. We currently rely on a combination of trademark, trade dress and unfair competition laws to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. We cannot assure you that obstacles will not arise as we expand our geographic scope. The unauthorized use or misappropriation of our intellectual property could damage our brand identity and the goodwill we created for our company, which could cause our sales to decline. Moreover, litigation may be necessary to protect or enforce these intellectual property rights, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition and results of operations. If we cannot protect our intellectual property rights, our brand identity and the goodwill we created for our company may diminish, causing our sales to decline.

              We have not registered any of our intellectual property outside of the United States and cannot prohibit other companies from using our trademarks in foreign countries. Use of our trademarks in foreign countries could negatively impact our identity in the United States and cause our sales to decline.

We may be subject to liability if we, or our vendors, infringe upon the intellectual property rights of third parties.

              We may be subject to liability if we infringe upon the intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could harm our brand image. In addition, any payments we are required to make and any injunction we are required to comply with as a result of such infringement actions could have a material adverse effect on our business, financial condition and results of operations.

              We purchase merchandise from vendors that may be subject to design copyrights, design patents, or otherwise may incorporate protected intellectual property. We are not involved in the manufacture of any of the merchandise we purchase from our vendors for sale to our consumers, and we do not independently investigate whether these vendors legally hold intellectual property rights to merchandise that they are manufacturing or distributing. If a third party claims to have licensing rights with respect to merchandise we purchased from a vendor, or we acquire unlicensed merchandise, we could be obligated to remove such merchandise from our stores. In addition, we could incur costs associated with destruction of such merchandise if the distributor or vendor is unwilling or unable to reimburse us. We could also be subject to liability under various civil and criminal causes of action, including actions to recover unpaid royalties and other damages and injunctions. A vendor may not have the financial resources to defend itself or us against such claims, in which case we may have to pay the costs and expenses associated with defending such claim. Any of these results could harm our brand image and have a material adverse effect on our business, financial condition and results of operations.

Our future indebtedness may limit our ability to invest in the ongoing needs of our business.

              We have historically had a substantial amount of indebtedness. As of August 3, 2013, we had approximately $51.1 million of total indebtedness under our term loan facility. Following the consummation of this offering and after giving effect to the application of the proceeds therefrom, we expect to have no indebtedness, although we expect to have $13.0 million of revolving loan availability under our revolving credit facility. We may, however, incur substantial indebtedness in the future.

              Any future indebtedness, including under our revolving credit facility or future debt instruments, could have important consequences to you. For example, it could:

  •
  require us to utilize a portion of our cash flow from operations to make payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures, development activity and other general corporate purposes;

  •
  increase our vulnerability to adverse general economic or industry conditions;

  •
  limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

  •
  make us more vulnerable to increases in interest rates, as borrowings under our credit facilities are at variable rates;

  •
  limit our ability to obtain additional financing in the future for working capital or other purposes; and

  •
  place us at a competitive disadvantage compared to our competitors that have less indebtedness.

              Although our credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness.

              Our credit facilities require us to maintain certain interest expense coverage ratios and leverage ratios which become more restrictive over time. While we have never defaulted on compliance with any financial covenants under the terms of our indebtedness, our ability to comply with these ratios in the future may be affected by events beyond our control, and an inability to comply with the required financial ratios could result in a default under our credit facilities. In the event of any default, the lenders under our credit facilities could elect to terminate lending commitments and declare all borrowings outstanding, together with accrued and unpaid interest and other fees, to be immediately due and payable.

              See "Description of Indebtedness" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for additional information regarding our indebtedness.

We may be subject to unionization, work stoppages, slowdowns or increased labor costs.

              Currently, none of our employees are represented by a union. However, our employees have the right under the National Labor Relations Act to form or affiliate with a union. The National Labor Relations Board continually considers changes to labor regulations, many of which could significantly affect the nature of labor relations in the United States and how union elections and contract negotiations are conducted. In 2011, the National Labor Relations Board's definition of a bargaining unit changed, making it possible for smaller groups of employees to organize labor unions. Furthermore, recent regulations may streamline the election process, shortening the time between the filing of a petition and an election being held. If some or all of our employees were to become unionized and the terms of the collective bargaining agreement were significantly different from our current compensation arrangements, it could increase our costs and adversely impact our profitability. Moreover, participation in labor unions could put us at increased risk of labor strikes and disruption of our operations.

Violations of and/or changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or change the way we do business.

              We are subject to numerous regulations, including labor and employment, customs, truth-in-advertising, consumer protection and zoning and occupancy laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of stores and warehouse facilities. If these regulations were violated by our management, employees or vendors, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties or suffer reputational harm, which could reduce demand for our merchandise and hurt our business, financial condition and results of operations.

              Similarly, changes in laws could make operating our business more expensive or require us to change the way we do business. For example, changes in laws related to employee healthcare, hours, wages, job classification and benefits could significantly increase operating costs. In addition, changes in product safety or other consumer protection laws could lead to increased costs for certain merchandise, or additional labor costs associated with readying merchandise for sale. It may be difficult for us to foresee regulatory changes impacting our business and our actions needed to respond to changes in the law could be costly and may negatively impact our business, financial condition and results of operations.

Our insurance policies may not provide adequate levels of coverage against all claims, and fluctuating insurance requirements and costs could negatively impact our profitability.

              We believe our insurance coverage is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. These losses, if they occur, could have a material adverse effect on our business, financial condition and results of operations. In addition, the cost of health insurance, workers' compensation insurance, general liability insurance and directors' and officers' liability insurance has historically fluctuated based on market conditions and availability. These increases could have a negative impact on our profitability, and there can be no assurance that we will be able to successfully offset the effect of such increases with plan modifications and cost control measures, additional operating efficiencies or the pass-through of such increased costs to our consumers.

Health care reform could adversely affect our business.

              In 2010, Congress enacted comprehensive health care reform legislation which, among other things, includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded, and imposes new and significant taxes on health insurers and health care benefits. Due to the breadth and complexity of the health reform legislation and the large number of eligible employees who currently choose not to participate in our plans, it is difficult to predict the overall effect of the statute and related regulations on our business over the coming years. Eligible employees who currently choose not to participate in our healthcare plans may find it more advantageous to do so when recent changes to healthcare laws in the United States become effective. Such changes include tax penalties to persons for not obtaining healthcare coverage and being ineligible for certain healthcare subsidies if an employee is eligible for healthcare coverage under an employer's plan. If a large number of current eligible employees that currently choose not to participate in our plans choose to enroll when, or after, this legislation becomes effective, it may significantly increase our healthcare coverage costs and negatively affect our business, financial condition and results of operations.

If our long-lived assets, goodwill or other intangible assets become impaired, we may need to record significant non-cash impairment charges.

              We review our long-lived assets, goodwill and other intangible assets when events indicate that the carrying value of such assets may be impaired. Goodwill and other indefinite lived intangible assets are reviewed for impairment if impairment indicators arise and, at a minimum, annually. We determine fair value based on a combination of a discounted cash flow approach and market-based approach. If an impairment trigger is identified, the carrying value is compared to its estimated fair value and provisions for impairment are recorded as appropriate. Impairment losses are significantly affected by estimates of future operating cash flows and estimates of fair value. Our estimates of future operating cash flows are identified from our strategic long-range plans, which are based upon our experience, knowledge, and expectations; however, these estimates can be affected by such factors as our future operating results, future store profitability, and future economic conditions, all of which can be difficult to predict accurately. Any significant deterioration in macroeconomic conditions could affect the fair value of our long-lived assets, goodwill and other intangible assets and could result in future impairment charges, which could have a material adverse effect on our business, financial condition and results of operations.

We do not carry insurance against the risk of credit card fraud, and failure to adequately control fraudulent credit card transactions could reduce our net income.

              To date, we have experienced minimal losses from credit card fraud, but we face the risk of increased losses from this type of fraud as we expand our e-commerce operations. Under current credit card practices, we may be liable for fraudulent credit card transactions even though the associated financial institution has approved payment of the orders. If we are unable to deter or control credit card fraud, or if credit card companies require more burdensome terms or refuse to accept credit card charges from us, our net income could be reduced.

Our employees may engage in misconduct or other improper activities, which could cause significant liability for us and harm our reputation.

              We are exposed to the risk of employee fraud or other misconduct. We will adopt a Code of Conduct, which will be effective upon consummation of this offering, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

This offering may require waivers or consents from landlords of some of our retail store locations which we have not obtained, and our failure to obtain these waivers and consents could have a material adverse effect on us.

              The leases for some of our retail stores may require that we obtain waivers or consents from the landlords in order to effect this offering. We do not intend to obtain any consents or waivers from the lessors under any of these leases. Our failure to obtain any required waivers or consents, or our failure to accurately determine which of our store leases have a waiver or consent requirement triggered by this offering, could result in the landlords exercising the remedies set forth in the particular store leases. These remedies may include, in certain instances, termination of the store leases. Any such termination would require us to enter into a new lease with the landlord, possibly at a higher rental rate, or, if we were unable to do so, could result in a loss of net sales from the store in question, could require us to find and lease, possibly at a higher rental rate, a new location for that store and incur the cost of improving that new location and other costs, and could result in charges resulting from the write off of improvements to the store that had been closed. These landlords may also seek to increase our rental payments, renegotiate our leases or obtain other concessions or payments from us as a condition to providing their waivers or consents. Accordingly, our failure to obtain all waivers and consents required under our store leases could have a material adverse effect on our business, financial condition and results of operations.

Litigation costs and the outcome of litigation could have a material adverse effect on our business.

              From time to time we may be subject to litigation claims through the ordinary course of our business operations regarding, but not limited to, employment matters, compliance with the Americans with Disabilities Act of 1990, security of consumer and employee personal information, contractual relations with vendors, marketing and infringement of trademarks and other intellectual property rights. Litigation to defend ourselves against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition and results of operations.

              Management does not believe the nature of any pending legal proceeding will have a material adverse effect on our business, financial condition and results of operations. However, management's assessment may change at any time based upon the discovery of facts or circumstances that are presently not known to us. Therefore, there can be no assurance that any pending or future litigation will not have a material adverse effect on our business, financial condition and results of operations.

War, terrorism or civil unrest could negatively affect our business.

              All of our stores are located in public areas where large numbers of people typically gather. Terrorist attacks, threats of terrorist attacks or civil unrest involving public areas could cause people not to visit areas where our stores are located. Further, armed conflicts or acts of war throughout the world may create uncertainty, causing consumers to spend less on discretionary purchases, including on footwear, apparel and accessories, and disrupting our ability to obtain merchandise for our stores. Such decreases in consumer spending or disruptions in our ability to obtain merchandise could decrease our sales and could have a material adverse effect on our business, financial condition and results of operations.

Federal, state and local tax rules may adversely impact our results of operations and financial position.

              We are subject to federal, state and local taxes in many jurisdictions in the United States. Although we believe our tax estimates are reasonable, if the Internal Revenue Service, or the IRS, or other taxing authority disagrees with the positions we have taken on our tax returns, we could face additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on our results of operations and financial position. In addition, complying with new tax rules, laws or regulations could impact our business, financial condition and results of operations, and increases to federal or state statutory tax rates and other changes in tax laws, rules or regulations may increase our effective tax rate. Any increase in our effective tax rate could have a material impact on our business, financial condition and results of operations.

EXCHANGE TRANSACTIONS

              In order to simplify our capital structure as a public company and provide an opportunity for stockholder liquidity, it is anticipated that each of our current stockholders will enter into an exchange agreement with us pursuant to which, immediately prior to the consummation of this offering, all of the outstanding shares of our Series A preferred stock will be cancelled in exchange for the right to receive cash and/or shares of our common stock payable immediately following the consummation of this offering; provided, that with respect to the amount payable to our current stockholders in respect of the cancellation of Series A preferred stock held by such stockholders with an aggregate liquidation preference of approximately $            million (such amount referred to as the Delayed Payment Obligation), such amount shall be payable immediately following the earlier of the first business day following the closing of the underwriters' option to purchase up to           additional shares of common stock in connection with this offering and the first business day that is at least 31 days following the consummation of this offering.

              Under the terms of the exchange agreement, immediately following the consummation of this offering, assuming no exercise by the underwriters of their option to purchase additional shares of common stock at such time:

  •
             shares of Series A preferred stock with an aggregate liquidation preference of approximately $            million will be redeemed at a redemption price equal to the liquidation preference for such shares of Series A preferred stock, based upon the anticipated liquidation preference on the anticipated closing date of this offering. The "liquidation preference," as defined in our amended and restated certificate of incorporation, for each share of Series A preferred stock equals $1,000 plus all accumulated but unpaid dividends that have accrued on such share; and

  •
  an aggregate of           shares of our common stock will be issued by us in exchange for           shares of Series A preferred stock with an aggregate liquidation preference of approximately $            million (with each such exchanged share of Series A preferred stock being exchanged for approximately           shares of our common stock), based upon an assumed initial public offering price of $           per share, the midpoint of the price range set forth on the cover of this prospectus, and the anticipated liquidation preference on the anticipated closing date of this offering.

              Under the terms of the exchange agreement, immediately following the earlier of the first business day following the closing of the underwriters' option to purchase additional shares of common stock and the first business day that is at least 31 days following the consummation of this offering, we will satisfy our Delayed Payment Obligation by:

  •
  redeeming on a pro rata basis a portion of the Delayed Payment Obligation held by each of our current stockholders having a value, in the aggregate, equal to the gross proceeds of any sale of such optional shares (such payment representing a redemption price equal to the aggregate liquidation preference for such shares of Series A preferred stock previously converted into the Delayed Payment Obligation held by each of our current stockholders); and

  •
  exchanging on a pro rata basis an amount of shares of our common stock with a value equal to any remaining portion of the Delayed Payment Obligation at an exchange rate equal to the price to the public of our common stock in this offering.

              In this prospectus, we refer to the transactions described above as the "Exchange Transactions."

              As a result of the Exchange Transactions,           shares of our common stock, representing a beneficial ownership interest of           % of our company following the Exchange Transactions and the consummation of this offering, will be exchanged for shares of our outstanding Series A preferred stock. If the underwriters exercise their option to purchase additional shares of common stock in full, the number of shares of common stock exchanged and these ownership percentages will not change. If the underwriters do not exercise their option to purchase additional shares of common stock at all,       shares of our common stock, representing a beneficial ownership interest of    % of our company will be exchanged for shares of Series A preferred stock.

              Prior to the consummation of this offering, all outstanding shares of our Series A preferred stock will be cancelled in exchange for the right to receive cash and common stock as described above. Consequently, upon the consummation of this offering, there will be no shares of Series A preferred stock outstanding. The Exchange Transactions will have no effect on our total stockholders' equity.

              As a result of the Exchange Transactions and immediately following the consummation of this offering, BRS II and its affiliates will beneficially own approximately            % of our common stock and our executive officers, directors and principal stockholders will collectively beneficially own approximately           % of our common stock. If the underwriters exercise their option to purchase additional shares of common stock in full these ownership percentages will not change. If the underwriters do not exercise their option to purchase additional shares of common stock at all, BRS II and its affiliates will beneficially own           % of our common stock and our executive officers, directors and principal stockholders will beneficially own           % of our common stock.

              We expect that the Securities Holders Agreement among us, BRS II and all of our other current stockholders will be terminated as part of the Exchange Transactions. See "Certain Relationships and Related Party Transactions."

 FORWARD-LOOKING STATEMENTS

              This prospectus includes forward-looking statements. We may, in some cases, use terms such as "believes," "estimates," "anticipates," "expects," "plans," "intends," "may," "could," "might," "will," "should," "approximately" or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, cash needs, spending of the proceeds from this offering, financial condition, liquidity, prospects, growth and strategies, the industry in which we operate and the trends that may affect the industry or us.

              By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and events in the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

              Actual results could differ materially from our forward-looking statements due to a number of factors, including risks related to:

  •
  our ability to identify and respond to new and changing consumer fashion preferences and fashion-related trends;

  •
  competition in our industry;

  •
  changes in our relationships with key vendors, in particular Nike and Brand Jordan, or in our ability to obtain key products at competitive prices from such vendors;

  •
  our ability to successfully open a significant number of new stores;

  •
  challenges presented by expansion into new geographic markets;

  •
  disruptions related to our future acquisitions;

  •
  our ability to maintain and enhance our strong brand image;

  •
  use of social media;

  •
  the success of our marketing programs;

  •
  declines in consumer confidence and decreases in consumer spending;

  •
  instability in financial markets;

  •
  quarterly fluctuations in our operating results;

  •
  our ability to maintain comparable store sales or net sales per gross square foot;

  •
  our dependence on cash generated from our existing stores to support growth;

  •
  the loss of key members of our management team;

  •
  the impact of negative economic factors, including the availability of credit, on our landlords and other retail center tenants;

  •
  the impact on existing stores of new stores opening in the same market;

  •
  unseasonable weather conditions;

  •
  increased costs and obligations as a result of being a public company; and

  •
  concentration of ownership among our existing executives, directors and principal stockholders.

              Any forward-looking statements that we make in this prospectus speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

              You should also read carefully the factors described in the "Risk Factors" section of this prospectus and elsewhere to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements.

USE OF PROCEEDS

              We estimate that net proceeds to us from the sale of shares of common stock in this offering will be approximately $            million, assuming an initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that we will receive net proceeds from this offering of approximately $            million. See "Underwriting."

              We intend to use the net proceeds of this offering, as follows:

  •
  Approximately $            million to redeem, pursuant to the Exchange Transactions,                       shares of our Series A preferred stock at a redemption price equal to the aggregate liquidation preference for such shares of Series A preferred stock, based upon the anticipated liquidation preference on the anticipated closing date of this offering;

  •
  approximately $            million to pay bonuses to certain members of management to cover the tax liability resulting from the receipt of           shares of common stock under our 2013 Equity Incentive Compensation Plan to be granted in connection with the consummation of this offering;

  •
  approximately $            million to pay the termination fee due to BRS Management under the Amended and Restated Management Services Agreement; and

  •
  approximately $            million to repay loans outstanding under our term loan facility, including any accrued and unpaid interest and related breakage costs and other fees. As of August 3, 2013, approximately $51.1 million principal amount of loans were outstanding under our term loan facility. See "Description of Indebtedness" for more information about our term loan facility.

              Any remaining net proceeds will be used for general corporate purposes. Management will have broad discretion to allocate these remaining net proceeds and investors will be relying on the judgment of our management regarding the application of the remaining net proceeds to be used for general corporate purposes. Pending the application of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

              We intend to use the net proceeds from any shares sold pursuant to the underwriters' option to purchase additional shares of common stock plus cash on hand to satisfy the Delayed Payment Obligation to each of our current stockholders pursuant to the Exchange Transactions. See "Exchange Transactions."

              A $1.00 increase or decrease in the assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $            million and increase or decrease the number of shares of our common stock outstanding upon completion of this offering by approximately                      , assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Each increase or decrease of           shares in the number of shares offered by us at the assumed initial public offering price would increase or decrease the net proceeds to us in this offering by approximately $           million.

 DIVIDEND POLICY

              In December 2012, we declared and paid a one-time special cash dividend of approximately $16.06 per share on our common stock, or $16.1 million in the aggregate. However, we currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business and we do not intend to pay cash dividends on our common stock for the foreseeable future.

 CAPITALIZATION

              The following table sets forth our cash and cash equivalents and capitalization as of August 3, 2013:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the Exchange Transactions, which will occur substantially concurrently with the consummation of this offering; and

  •
  on a pro forma as adjusted basis to additionally give effect to the sale by us of       shares of our common stock in this offering, assuming an initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwritten discounts and commissions and estimated offering expenses payable by us and giving effect to the application of the proceeds of this offering and the issuance of         shares of common stock granted to certain members of management upon the consummation of this offering pursuant to our 2013 Equity Incentive Compensation Plan.

              You should read the information in this table together with our consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" appearing elsewhere in this prospectus.

($ in thousands)	As of August 3, 2013
	Actual	Pro forma(3)	Pro forma as adjusted
	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents	$5,388

Debt:
Revolving credit facility(1)	—
Term loan facility	51,130

Total debt	51,130
Preferred stock, $0.01 par value per share: 100,000 shares authorized, 19,095 shares of Series A preferred stock issued and outstanding, actual(2); no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	19,095
Stockholders' deficit
Common stock, $0.01 par value per share: 1,500,000 shares authorized, 1,005,000 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma and shares authorized, shares issued and outstanding, pro forma as adjusted	10
Additional paid-in capital	—
Retained earnings	(554)

Total stockholders' deficit	(544)

Total capitalization	$69,681	$	$

(1)
Our revolving credit facility as of August 3, 2013 provided for borrowings of up to $15.0 million, of which $13.5 million was available for borrowing as of August 3, 2013. On October 17, 2013, we replaced our existing revolving credit facility with a new revolving credit facility with Manufacturers and Traders Trust Company, or M&T.

(2)
The liquidation preference of our Series A preferred stock, including undeclared preferred dividends, was $54.9 million, as of August 3, 2013 without giving effect to the Exchange Transactions.

(3)
As of August 3, 2013, without giving effect to the Exchange Transactions, we had 1,005,000 shares of outstanding common stock. As part of the Exchange Transactions, all outstanding shares of our Series A preferred stock will be cancelled, immediately prior to this offering, in exchange for the right to receive cash and/or shares of our common stock. See "Exchange Transactions."

              The number of shares of common stock to be outstanding after this offering is based on 1,005,000 shares of common stock outstanding as of August 3, 2013, gives effect to the Exchange Transactions and the issuance of       shares of common stock to be granted to certain members of management upon the consummation of this offering pursuant to our 2013 Equity Incentive Compensation Plan and excludes as of that date        shares of common stock reserved for future issuances under our 2013 Equity Incentive Compensation Plan.

DILUTION

              If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon consummation of this offering. The historical net tangible book value (deficit) of our common stock as of August 3, 2013 was $(10.4) million, or $(10.34) per share. Historical net tangible book value (deficit) per share is determined by dividing the number of our outstanding shares of common stock into our total tangible assets (total assets less intangible assets) less total liabilities.

              On a pro forma basis, after giving effect to the Exchange Transactions, our net tangible book value (deficit) at August 3, 2013 would have been $            million, or $           per share.

              Investors purchasing in this offering will incur immediate and substantial dilution. After giving effect to the sale of common stock offered in this offering assuming an initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value (deficit) as of August 3, 2013 would have been $            million, or $           per share. This represents an immediate increase in pro forma net tangible book value (deficit) of $           share to existing stockholders, and an immediate dilution in the pro forma net tangible book value (deficit) of $           per share to investors purchasing in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of August 3, 2013	$(10.34)
Pro forma increase in net tangible book value (deficit) per share attributable to the Exchange Transactions
Pro forma net tangible book value (deficit) per share August 3, 2013
Increase in pro forma net tangible book value (deficit) per share attributable to investors purchasing in this offering
Pro forma as adjusted net tangible book value (deficit) per share after this offering
Dilution per share to investors purchasing in this offering		$

              The following table summarizes, on the pro forma as adjusted basis described above as of August 3, 2013, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by investors purchasing in this offering at an assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering costs payable by us.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders before this offering			%	$		%	$
Investors purchasing in this offering

Total		100.0%		$	100.0%		$

              A $1.00 increase or decrease in the assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value per share by $           , assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of           shares in the number of shares of common stock offered by us at the assumed public offering price would increase or

decrease our pro forma as adjusted net tangible book value by approximately $            million, our pro forma as adjusted net tangible book value per share after this offering by $           per share and the dilution per share to new investors in this offering by $           .

              Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters' option to purchase additional shares. If the underwriters' option to purchase additional shares is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to       % of the total number of shares of common stock to be outstanding upon consummation of this offering, and the number of shares of common stock held by investors purchasing in this offering will be increased to       shares or       % of the total number of shares of common stock to be outstanding upon consummation of this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

              The following tables present selected consolidated financial and other data as of and for the periods indicated. The selected consolidated statement of operations data for the fiscal years ended January 29, 2011, January 28, 2012 and February 2, 2013 and selected consolidated balance sheet data as of January 29, 2011, January 28, 2012 and February 2, 2013 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal years ended January 31, 2009 and January 30, 2010 and the selected consolidated balance sheet data as of January 31, 2009 and January 30, 2010 are derived from our audited consolidated financial statements that have not been included elsewhere in this prospectus. We have derived the following statement of operations data for the twenty-six weeks ended July 28, 2012 and August 3, 2013 and selected consolidated balance sheet data as of August 3, 2013 from our unaudited consolidated financial statements included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read this selected consolidated financial and other data in conjunction with the consolidated financial statements and accompanying notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

($ in thousands, except per share data)	Fiscal Year Ended(1)(2)(3)					Twenty-Six Weeks Ended
	January 31, 2009	January 30, 2010	January 29, 2011	January 28, 2012	February 2, 2013	July 28, 2012	August 3, 2013
Consolidated Statement of Operations Data:
Net sales	$127,976	$135,031	$145,176	$161,835	$181,485	$92,773	$101,405
Cost of goods sold	76,692	80,775	92,056	101,463	114,684	57,858	63,746

Gross profit	51,284	54,256	53,120	60,372	66,801	34,915	37,659
Selling, general and administrative expenses	46,454	46,770	42,834	46,998	53,414	26,071	27,555

Operating income	4,830	7,486	10,286	13,374	13,387	8,844	10,104
Interest expense, net	4,677	4,703	4,461	4,750	4,461	2,013	3,233
Other, net	(2)	130	135	(114)	82	9	61

Net income before taxes	155	2,653	5,690	8,738	8,844	6,822	6,810
Provision (benefit) for income taxes	(226)	1,092	2,241	3,485	3,718	2,700	2,690

Net income	381	1,561	3,449	5,253	5,126	4,122	4,120
Preferred stock dividends	(3,763)	(4,307)	(4,930)	(5,642)	(6,593)	(3,120)	(3,584)

Net (loss) income to common stockholders	$(3,382)	$(2,746)	$(1,481)	$(389)	$(1,467)	$1,002	$536

Per share information:
Basic and diluted weighted average common shares outstanding	1,005,000	1,005,000	1,005,000	1,005,000	1,005,000	1,005,000	1,005,000
Net (loss) income per share of common stock, basic and diluted	$(3.36)	$(2.73)	$(1.47)	$(0.39)	$(1.46)	$1.00	$0.53
Pro forma net income per share, basic and diluted
Basic and diluted weighted average common stock outstanding in computing pro forma net income per share
Dividends paid per common share	$—	$—	$—	$—	$16.06	$—	$—

(1)
Fiscal 2012 included 53 weeks. Fiscal 2011, fiscal 2010, fiscal 2009 and fiscal 2008 each included 52 weeks.

(2)
Fiscal 2010, 2011 and 2012 included reclassifications of amortization expense from deferred financing costs from selling, general and administrative expenses to interest expense in the amount of $69,492, $432,362 and $570,007, respectively.

(3)
The operating income in the periods ended January 31, 2009 and January 30, 2010 includes amortization expense from deferred financing costs in the amount of $136,500 for each of the years.

($ in thousands, unless otherwise indicated)	Fiscal Year Ended					Twenty-Six Weeks Ended
	January 31, 2009	January 30, 2010	January 29, 2011	January 28, 2012	February 2, 2013	July 28, 2012	August 3, 2013
Operating Data (unaudited):
Stores operating at end of period	65	68	72	78	84	83	88
Comparable store sales change(1)	8.1%	1.4%	4.3%	7.3%	3.9%	2.9%	7.9%
Average gross square footage per store at end of period(2)(3)	4,212	4,208	4,205	4,221	4,227	4,128	4,264
Average net sales per store(2)(3)	$1,944	$1,965	$2,041	$2,134	$2,171	$1,138	$1,140
Average net sales per gross square foot(2)(4)	$462	$487	$485	$506	$513	$271	$267
Capital expenditures	$1,651	$1,030	$2,267	$7,653	$4,148	$2,273	$3,654
Adjusted EBITDA(5)	$8,341	$11,172	$14,025	$17,270	$19,514	$10,814	$12,141

($ in thousands)	As of
	January 31, 2009	January 30, 2010	January 29, 2011	January 28, 2012	February 2, 2013	August 3, 2013
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,545	$1,583	$3,114	$2,657	$2,649	$5,388
Working capital	7,886	12,355	19,146	21,948	26,255	27,607
Total assets	71,762	68,575	75,334	85,502	92,673	92,973
Total long-term debt	34,727	33,916	35,716	34,613	49,810	48,490
Series A preferred stock	19,095	19,095	19,095	19,095	19,095	19,095
Stockholders' (deficit) equity	(4,952)	(2,349)	1,100	6,353	(4,664)	(544)

(1)
Comparable store sales are net sales from stores that have been open at least 12 full fiscal months as of the end of the applicable reporting period. E-commerce sales will be included in comparable store sales beginning in December 2013. The comparable store sales change for the period ended February 2, 2013 excludes the 53rd week in fiscal 2012.

(2)
The number of stores and the amount of gross square footage reflect stores open 12 full fiscal months in the respective period end.

(3)
Average net sales per store is calculated by dividing net store sales for comparable stores by the applicable number of comparable stores.

(4)
Dollars not in thousands. Average net store sales per gross square foot is calculated by dividing net store sales for comparable stores by total gross square footage for the applicable comparable stores.

(5)
EBITDA represents earnings before interest, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the management fee and related expenses that we pay to BRS Management, one-time incentive payments to key executives in lieu of formal equity awards, loss from disposal of property and equipment and certain debt refinancing costs. The terms EBITDA and Adjusted EBITDA are not defined under U.S. GAAP and are not measures of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools, and when assessing our operating performance, you should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using EBITDA and Adjusted EBITDA only supplementally. Some of these limitations include, but are not limited to:

•
EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•
EBITDA and Adjusted EBITDA do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•
EBITDA and Adjusted EBITDA do not reflect income taxes or the cash requirements for any tax payments;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•
other companies may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

We believe EBITDA and Adjusted EBITDA provide useful information to investors about us and our financial condition and results of operations for the following reasons: (i) they are among measures used by our board of directors and management team to evaluate our operating performance, (ii) they are among the measures used by our management team to make day-to-day operating decisions, (iii) the adjustments made in our calculation of Adjusted EBITDA are similar to the adjustments used in calculating our performance for purposes of the required financial ratios under our credit facilities and are presented in a manner similar to the reporting of EBITDA to our lenders and (iv) they are used by securities analysts, investors and other interested parties as a common operating performance measure to compare results across companies in our industry by backing out potential differences caused by variations in capital structures (affecting relative interest expense), and the age and book value of facilities and equipment (affecting relative depreciation expense).

  EBITDA and Adjusted EBITDA (unaudited) are calculated as follows for the periods presented:

($ in thousands)	Fiscal Year Ended(1)					Twenty-Six Weeks Ended
	January 31, 2009	January 30, 2010	January 29, 2011	January 28, 2012	February 2, 2013	July 28, 2012	August 3, 2013
Net income	$381	$1,561	$3,449	$5,253	$5,126	$4,122	$4,120
Plus:
Provision for income taxes	(226)	1,092	2,241	3,485	3,719	2,700	2,690
Interest expense, net	4,677	4,703	4,461	4,750	4,461	2,013	3,233
Depreciation and amortization	3,153	3,454	3,083	3,192	3,448	1,607	1,656

EBITDA	7,985	10,810	13,234	16,680	16,754	10,442	11,699
Management fee and related expenses(2)	356	362	438	421	507	279	307
Management bonuses(3)	—	—	—	—	1,244	—	—
Loss from disposal of property and equipment	—	—	326	1	82	—	53
Debt refinancing costs(4)	—	—	27	168	927	93	82

Adjusted EBITDA	$8,341	$11,172	$14,025	$17,270	$19,514	$10,814	$12,141

(1)
Fiscal 2012 included 53 weeks. Fiscal 2011, fiscal 2010, fiscal 2009 and fiscal 2008 each included 52 weeks.

(2)
Includes the annual management fee and other miscellaneous fees paid to BRS Management. We expect the Amended and Restated Management Services Agreement under which the annual management fee is owed will be terminated upon consummation of this offering.

(3)
In fiscal 2012, we made one-time incentive payments to key executives in lieu of formal equity awards.

(4)
Includes third party professional fees and fees paid to BRS Management in connection with the refinancing of our credit facilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              You should read the following discussion in conjunction with the consolidated historical financial statements and the accompanying notes included elsewhere in this prospectus, as well as the information presented under "Selected Consolidated Financial and Other Data". The statements in the following discussion and analysis regarding expectations about our future performance, liquidity and capital resources and any other non-historical statements in this discussion and analysis, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those described under "Risk Factors", "Forward-Looking Statements" and other matters included elsewhere in this prospectus. Our actual results could differ materially from those contained in or implied by any forward-looking statements.

              We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52-or 53-week period ending on the Saturday closest to January 31 of the following year. References to "fiscal 2012" refer to the fiscal year ended February 2, 2013, references to "fiscal 2011" refer to the fiscal year ended January 28, 2012 and references to "fiscal 2010" refer to the fiscal year ended January 29, 2011. Fiscal year 2012 consisted of a 53-week period, and fiscal years 2011 and 2010 consisted of a 52-week period. Our presentation of comparable store sales in our results of operations excludes results for the 53rd week in fiscal 2012.

Overview

              We are a fast-growing, lifestyle retailer of street-inspired footwear, apparel and accessories. Our stores offer a distinctive, high-energy shopping experience and are designed to look and feel like independent, locally-managed specialty stores. We believe we are uniquely positioned due to our constantly evolving merchandise assortment, wide selection of aspirational brands, energized sales associates, music-inspired retail atmosphere and strong connections with the local communities in which we operate. Our differentiated business model and community-centric culture reinforce our authentic brand image and position us as a leading destination retailer of street-inspired fashion footwear, apparel and accessories. As a result, we believe the DTLR brand, which is characterized by our trademarked motto "Your Fashion...Your Lifestyle!", is well recognized and generates loyalty and preference among our core consumers. We currently operate 95 stores in 12 states and Washington, D.C. and sell products through our e-commerce website, www.dtlr.com.

              Initiatives taken by our management team as well as our consumers' increasing awareness of our brand have enabled us to expand in both existing and new markets and achieve strong growth and operating results over the last three fiscal years. We increased net sales from $145.2 million in fiscal 2010 to $181.5 million in fiscal 2012, representing a compound annual growth rate of 11.8%. We increased operating income from $10.3 million in fiscal 2010 to $13.4 million in fiscal 2012, representing a compound annual growth rate of 14.1%. Our comparable store sales increased 3.9% in fiscal 2012 after a 7.3% increase in fiscal 2011. Since the end of fiscal 2009, we have increased our store count from 68 stores to 95 stores currently.

              Since February 2, 2013, we have opened 11 new stores and plan to open an additional four stores during the remainder of fiscal 2013. We expect to open 10-12 stores in fiscal 2014 and will target an approximately 12% annual store count growth rate over the next several years. This represents an increase in our store growth rate as compared to the financial results presented in this section, and this increased investment will be reflected in our financial results going forward. We expect to fund this store expansion through cash on hand, which may include a portion of the proceeds from this offering, and cash flows from operations. We believe our flexible real estate model enhances our growth profile and enables us to adapt quickly to available locations and store footprints at an attractive initial investment. We also expect to continue to grow our comparable store sales by regularly offering new, on-trend and relevant merchandise, increasing our brand awareness, providing an engaging store experience, maintaining our high level of customer service and interacting with our consumers where they live, work and play.

              Our store growth is supported by our new store economics, which we believe to be compelling. Our new store model assumes a target store size of approximately 4,000 square feet. We believe our flexible real estate model enhances our growth profile and enables us to adapt quickly to available locations and store footprints at an attractive initial investment. We target net sales of $1.7 million and a cash-on-cash return of 70% from an average new store by the third operating year. In addition, we target a cash-on-cash payback period of approximately 18-24 months based on a target net investment of $450,000 to $550,000 to open a new store. The average net investment per store range reflects the initial build-out costs net of tenant allowances from landlords, pre-opening expenses and initial inventories, net of payables. We define cash-on-cash return as a store's annual EBITDA, divided by the initial store investment.

              Our net sales and cash flow targets, as well as the range of net investment targets, are based in part on historical results. The average net investment range per store reflects the continual evolution of our store design and other merchandising initiatives to elevate brands within the stores, especially Nike and Brand Jordan. The expected net investment range relies, in part, on the continuation of tenant allowances from landlords at historical levels. Based on past real estate industry practices and our experience leasing and opening new locations in a variety of real estate environments and markets, we expect the average net investment to be generally consistent over the next several years. Our anticipated net investment may increase over time, however, depending on a number of factors beyond our control, such as the cost to build out Nike and Brand Jordan shop-in-shops, competition for new retail locations and changes in the commercial real estate environment. In addition, our anticipated yearly cash flows may be impacted by several factors, such as the level of competition and the specific store location at a particular venue and the concentration of our stores within a limited geographic area.

              In recent years, we invested $4.5 million (consisting of $0.8 million in fiscal 2010, $3.1 million in fiscal 2011 and $0.6 million in fiscal 2012) in our infrastructure, including full development of our new corporate headquarters and distribution center, upgrading our point-of-sale and merchandising systems, completing selective store remodels, re-designing our website and launching our e-commerce platform. Our distribution and allocation capabilities allow us to quickly sort and process merchandise and deliver it to our stores three to five times per week in a floor-ready format for immediate display. We believe our distribution infrastructure can support a national retail footprint of 250-300 stores with minimal incremental capital investment. In addition, we anticipate investing approximately $3.0 million during fiscal 2014 to update the appearance of certain existing stores and elevate Nike and Brand Jordan within select existing stores. We plan to fund this investment from cash flows from operations.

              We believe our business strategy offers opportunities for continued growth, but it also presents risks and challenges. These risks and challenges include, but are not limited to, that we may not be able to effectively identify and respond to changing consumer fashion preferences and fashion-related trends, that we may not compete effectively, that we may not be able to maintain our relationships with our key vendors, in particular Nike and Brand Jordan, and that we may not be able to effectively execute on our growth strategy. In addition, our financial results can be directly impacted by macroeconomic events or exogenous events beyond our control. A decline in consumer spending or a substantial increase in product costs or general inflation could lead to a reduction in our sales as well as greater margin pressure as costs may not be able to be passed on to consumers and the competitive environment could become more promotional. See "Risk Factors" for other important factors that could adversely impact us and our results of operations.

How We Assess the Performance of Our Business

              In assessing the performance of our business, we consider a variety of performance and financial measures. The key indicators of the financial condition and operating performance of our business are net sales, comparable store sales, gross profit, selling, general and administrative expenses, Adjusted EBITDA and operating income.

Net Sales

              Net sales reflect revenue from the sale of our merchandise at store locations, as well as the sale of merchandise through our e-commerce site, which is reflected in sales when the merchandise is delivered to the consumer. Net sales are net of returns and related markdowns. Revenue from the sale of gift cards is recorded when the gift cards are redeemed or when the likelihood of the gift card being redeemed by the consumer is remote and there is no legal obligation to remit the value of the unredeemed gift cards to the relevant jurisdictions. Net sales also include revenue from the sale of out-of-style inventory we make to third parties. The revenue resulting from these sales to third parties has not been and is not expected to represent a meaningful portion of net sales going forward.

              Our business is seasonal and as a result our net sales fluctuate from quarter to quarter. Our net sales in any given quarter can be affected by a number of factors, including the timing of holidays and receipt of personal income tax refunds as well as weather patterns. The fourth quarter of the fiscal year, which includes the holiday sales season, and the first quarter, which includes the personal income tax refund season, have historically accounted for a larger proportion of net sales and a disproportionate share of operating income than have the second and third quarters of the fiscal year.

Comparable Store Sales

              Comparable store sales are net sales from stores that have been open at least 12 full fiscal months as of the end of the applicable reporting period and will include e-commerce sales beginning in December 2013. A remodeled or relocated store is included in comparable store sales, both during and after construction, if the square footage of the store was not changed by more than 20% and the store was not closed for more than 15 days in any fiscal month. Comparable store sales exclude gift card breakage income and e-commerce shipping and handling fee revenue. Some of our competitors and other retailers may calculate comparable or same store sales differently than we do. As a result, data in this prospectus regarding our comparable store sales may not be comparable to similar data made available by other retailers.

              Measuring the change in period-over-period comparable store sales allows us to evaluate how our store base is performing. Numerous factors affect our comparable store sales, including:

  •
  overall economic trends;

  •
  our ability to identify and respond effectively to consumer preferences and fashion trends;

  •
  competition;

  •
  weather patterns;

  •
  the timing of releases of new and seasonal styles by our vendors;

  •
  changes in our product mix;

  •
  pricing;

  •
  the level of customer service that we provide in our stores;

  •
  our ability to source and distribute products efficiently;

  •
  calendar shifts of holiday or seasonal periods;

  •
  timing of receipt of personal income tax refunds;

  •
  the number and timing of store openings and the relative proportion of new stores to mature stores; and

  •
  the timing and success of marketing.

              Opening new stores is an important part of our growth strategy and we expect a significant percentage of our net sales during the next several years to come from non-comparable store sales. Accordingly, comparable store sales are only one element we use to assess the success of our business.

Gross Profit

              Gross profit is equal to our net sales less our cost of goods sold. Cost of goods sold reflects the direct cost of purchased merchandise as well as buying, distribution, shrinkage and some occupancy costs. Buying costs include compensation expense for our internal buying organization. Distribution costs include inbound freight costs as well as costs for receiving, processing, warehousing, depreciation and shipping of merchandise to or from our distribution center, to our e-commerce consumers and between store locations. Occupancy costs include the rent, common area maintenance, utilities, property taxes and security costs of our distribution facility. These costs are significant and can be expected to continue to increase as we grow.

              We regularly analyze the components of gross profit as well as gross profit as a percentage of net sales. Specifically, we look at the initial markup on purchases, markdowns and reserves, buying costs, distribution costs and distribution occupancy costs. An inability to obtain acceptable levels of initial markups, a significant increase in our use of markdowns or an inability to generate sufficient sales leverage on the buying, distribution and occupancy components of cost of goods sold could have an adverse impact on our gross profit and results of operations.

              Gross profit is also impacted by sales mix shifts within and between brands and between major product categories such as footwear, apparel or accessories. Gross profit and gross profit as a percentage of net sales have historically been higher in the first and fourth quarters of the fiscal year, as these periods include the personal income tax refund season and winter holiday selling seasons, respectively.

Selling, General and Administrative Expenses

              Our selling, general and administrative, or SG&A, expenses include store selling expenses and corporate-level general and administrative expenses and depreciation and amortization. Store selling expenses include store and regional support costs, including personnel, occupancy costs, advertising, debit and credit card processing costs, e-commerce processing costs and store supplies costs. General and administrative expenses include the payroll and support costs of corporate functions such as executive management, legal, accounting, information systems, human resources and other centralized services. We expect SG&A will also include stock compensation expense related to awards of common stock that will be made under our 2013 Equity Incentive Compensation Plan both in connection with and following the consummation of this offering and on a going forward basis. Store selling expenses generally vary proportionately with net sales and store growth. In contrast, general and administrative expenses are generally not directly proportional to net sales and store growth, but will be expected to increase over time to support the needs of our growing company. SG&A expenses as a percentage of net sales are usually higher in lower volume periods and lower in higher volume periods.

              The components of our SG&A expenses may not be comparable to those of other retailers. We expect that our SG&A expenses will increase in future periods due to our continuing store growth and in part due to additional legal, accounting, insurance and other expenses we expect to incur as a result of being a public company. Among other things, we expect that compliance with the Sarbanes-Oxley Act of 2002 and related rules and regulations could result in significant incremental legal, accounting and other overhead costs.

Adjusted EBITDA

              EBITDA represents earnings before interest, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the management fee and related expenses that we pay to BRS Management, one-time incentive payments to key executives in lieu of formal equity awards, loss from disposal of property and equipment and certain debt refinancing costs. The terms EBITDA and Adjusted EBITDA are not defined under U.S. GAAP and are not measures of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools, and when assessing our operating performance, you should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using EBITDA and Adjusted EBITDA only supplementally. Some of these limitations include, but are not limited to:

  •
  EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

  •
  EBITDA and Adjusted EBITDA do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

  •
  EBITDA and Adjusted EBITDA do not reflect income taxes or the cash requirements for any tax payments;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

  •
  other companies may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

              We believe EBITDA and Adjusted EBITDA provide useful information to investors about us and our financial condition and results of operations for the following reasons: (i) they are among measures used by our board of directors and management team to evaluate our operating performance, (ii) they are among the measures used by our management team to make day-to-day operating decisions, (iii) the adjustments made in our calculation of Adjusted EBITDA are similar to the adjustments used in calculating our performance for purposes of the required financial ratios under our credit facilities and are presented in a manner consistent with the reporting of EBITDA to our lenders and (iv) they are used by securities analysts, investors and other interested parties as a common operating performance measure to compare results across companies in our industry by backing out potential differences caused by variations in capital structures (affecting relative interest expense), and the age and book value of facilities and equipment (affecting relative depreciation expense).

              For a reconciliation of net income to EBITDA and Adjusted EBITDA on an historical basis, see "Prospectus Summary—Summary Consolidated Financial and Other Data."

Operating Income

              Operating income equals gross profit less SG&A expenses and excludes interest income, interest expense and income taxes. Operating income percentage measures operating income as a percentage of our net sales.

Results of Operations

              The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of our net sales.

($ in thousands)	Fiscal Year Ended			Twenty-Six Weeks Ended
	January 29, 2011	January 28, 2012	February 2, 2013	July 28, 2012	August 3, 2013
Statement of Operations Data:
Net sales	$145,176	$161,835	$181,485	$92,773	$101,405
Cost of goods sold	92,056	101,463	114,684	57,858	63,746

Gross profit	53,120	60,372	66,801	34,915	37,659
Selling, general and administrative expenses	42,834	46,998	53,414	26,071	27,555

Operating income	10,286	13,374	13,387	8,844	10,104
Interest expense, net	4,461	4,750	4,461	2,013	3,233
Other, net	135	(114)	82	9	61

Net income before taxes	5,690	8,738	8,844	6,822	6,810
Provision for income taxes	2,241	3,485	3,719	2,700	2,690

Net income	3,449	5,253	5,126	4,122	4,120
Preferred stock dividends	(4,930)	(5,642)	(6,593)	(3,120)	(3,584)

Net (loss) income to common stockholders	$(1,481)	$(389)	$(1,467)	$1,002	$536

Net (loss) income per share of common stock	$(1.47)	$(0.39)	$(1.46)	$1.00	$0.53
Basic and diluted weighted average common shares outstanding	1,005,000	1,005,000	1,005,000	1,005,000	1,005,000
Pro forma net income per share, basic and diluted
Basic and diluted weighted average common shares outstanding in computing pro forma net income per share
Dividends paid per common share	—	—	$16.06	—	—
Percentage of Net Sales:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	63.4%	62.7%	63.2%	62.4%	62.9%

Gross profit	36.6%	37.3%	36.8%	37.6%	37.1%
Selling, general and administrative expenses	29.5%	29.0%	29.4%	28.0%	27.2%

Operating income	7.1%	8.3%	7.4%	9.6%	9.9%
Interest expense, net	3.1%	2.9%	2.5%	2.2%	3.2%
Other, net	0.1%	(0.1)%	0.0%	0.0%	0.1%

Net income before taxes	3.9%	5.4%	4.9%	7.4%	6.7%
Provision for income taxes	1.5%	2.2%	2.0%	2.9%	2.7%

Net income	2.4%	3.2%	2.8%	4.5%	4.0%

              The following table presents store operating data for the periods indicated.

($ in thousands, unless otherwise indicated)	Fiscal Year Ended			Twenty-Six Weeks Ended
	January 29, 2011	January 28, 2012	February 2, 2013	July 28, 2012	August 3, 2013
Store Data (unaudited):
Stores operating at end of period	72	78	84	83	88
Comparable store sales change(1)	4.3%	7.3%	3.9%	2.9%	7.9%
Average net sales per store(1)(2)	$2,041	$2,134	$2,171	$1,138	$1,140
Average net sales per gross square foot(1)(3)	$485	$506	$513	$271	$267

(1)
Comparable store sales are net sales from stores that have been open at least 12 full fiscal months as of the end of the applicable reporting period. E-commerce sales will be included in comparable store sales beginning in December 2013. Fiscal 2012 included 53 weeks, therefore for comparison purposes, the reported comparable store sales change compares the 52 weeks ended January 26, 2013 vs. the 52 weeks ended January 28, 2012.

(2)
Average net sales per store is calculated by dividing net store sales for comparable stores by the applicable number of comparable stores.

(3)
Dollars not in thousands. Average net sales per gross square foot is calculated by dividing net sales for comparable stores by total gross square footage for the applicable comparable stores.

Twenty-Six Weeks Ended July 28, 2012 Compared to Twenty-Six Weeks Ended August 3, 2013

Net Sales

              Net sales increased from $92.8 million for the twenty-six weeks ended July 28, 2012 to $101.4 million for the twenty-six weeks ended August 3, 2013, an increase of $8.6 million, or 9.3%. Non-comparable stores opened between the periods accounted for $4.4 million of the increase in net sales. On a fiscal quarter basis, which includes a one week calendar shift in the comparison due to the 53rd week in fiscal 2012, comparable store sales increased 4.9% or $4.2 million (from $86.8 million for the twenty-six weeks ended July 28, 2012 to $91.0 million for the twenty-six weeks ended August 3, 2013). This increase resulted primarily from improved footwear sales of $4.8 million, partially offset by decreased apparel and accessories sales of $0.6 million.

              On a calendar basis, comparable store sales increased 7.9% or $6.7 million (from $84.6 million for the twenty-six weeks ended July 28, 2012 to $91.3 million for the twenty-six weeks ended August 3, 2013). This increase resulted primarily from improved footwear sales of $7.7 million, partially offset by decreased apparel and accessories sales of $1.0 million. There were 82 comparable stores and six non-comparable stores open at August 3, 2013.

Cost of Goods Sold

              Cost of goods sold increased from $57.8 million for the twenty-six weeks ended July 28, 2012 to $63.7 million for the twenty-six weeks ended August 3, 2013, an increase of $5.9 million, or 10.2%. Contributing to the 10.2% increase was a 9.3% increase in net sales and a 0.6% increase due to increased product costs. As a percentage of net sales, cost of goods sold was 62.4% and 62.9% during the comparative periods in fiscal 2012 and fiscal 2013, respectively.

Gross Profit

              Gross profit increased from $34.9 million for the twenty-six weeks ended July 28, 2012 to $37.7 million for the twenty-six weeks ended August 3, 2013, an increase of $2.8 million, or 7.7%. Contributing to the 7.7% increase was a 9.3% increase in net sales, partially offset by a 0.6% increase in cost of goods sold due to increased product costs. As a percentage of net sales, gross profit was 37.6% and 37.1% during the comparative periods in fiscal 2012 and fiscal 2013, respectively.

Selling, General and Administrative Expenses

              SG&A expenses increased from $26.1 million for the twenty-six weeks ended July 28, 2012 to $27.5 million for the twenty-six weeks ended August 3, 2013, an increase of $1.4 million, or 5.3%. As a percentage of net sales, SG&A expenses were 28.0% and 27.2% during the comparative periods in fiscal 2012 and fiscal 2013, respectively.

              Store selling expenses, which include labor and occupancy costs, increased from $18.3 million for the twenty-six weeks ended July 28, 2012 to $20.0 million for the twenty-six weeks ended August 3, 2013, an increase of $1.7 million, or 9.3%. As a percentage of net sales, store selling expenses were 19.7% and 19.7% during the comparative periods in fiscal 2012 and fiscal 2013, respectively. This increase in store selling expenses was due to increases in store occupancy expenses of $0.9 million, payroll expenses primarily related to new stores of $0.5 million and e-commerce of $0.2 million.

              General and administrative expenses decreased from $7.9 million for the twenty-six weeks ended July 28, 2012 to $7.6 million for the twenty-six weeks ended August 3, 2013, a decrease of $0.3 million, or 3.8%. As a percentage of net sales, general and administrative expenses were 8.5% and 7.5% during the comparative periods in fiscal 2012 and fiscal 2013, respectively. This overall decrease resulted from an increase in buying costs of $0.2 million, human resources expenses of $0.2 million and other general and administrative expenses of $0.3 million, offset by an increase of $1.0 million in applied overhead costs due to increased sales and new stores.

Operating Income

              Operating income increased from $8.8 million for the twenty-six weeks ended July 28, 2012 to $10.1 million for the twenty-six weeks ended August 3, 2013, an increase of $1.3 million, or 14.8%. As a percentage of net sales, operating income was 9.5% and 10.0% during the comparative periods in fiscal 2012 and fiscal 2013, respectively, as a result of the changes described above.

Interest Expense, Net

              Net interest expense was $2.0 million for the twenty-six weeks ended July 28, 2012 and $3.2 million for the twenty-six weeks ended August 3, 2013. Net interest expense reflects interest paid on our term loan, net of interest income earned on cash balances. The increase in interest expense was due to the $16.3 million increase in outstanding indebtedness incurred to finance a special dividend to our stockholders in December 2012.

Provision for Income Taxes

              Provision for income taxes remained flat at $2.7 million during the twenty-six weeks ended July 28, 2012 and August 3, 2013. The effective tax rate was 39.6% for the twenty-six weeks ended July 28, 2012 and 39.5% for the twenty-six weeks ended August 3, 2013.

Net Income

              Net income for the twenty-six weeks ended July 28, 2012 and for the twenty-six weeks ended August 3, 2013 remained flat at $4.1 million, as a result of the changes described above.

Fiscal 2011 Compared to Fiscal 2012

Net Sales

              Net sales increased from $161.8 million in fiscal 2011 to $181.5 million in fiscal 2012, an increase of $19.7 million, or 12.2%. Non-comparable stores opened between the periods accounted for $13.6 million of the increase in net sales. Net sales also increased due to a comparable store sales increase of 3.9%, or $6.1 million (from $155.1 million in fiscal 2011 to $161.2 million in fiscal 2012). This increase resulted primarily from improved footwear sales of $8.9 million, partially offset by decreased apparel and accessory sales of $2.8 million. There were 78 comparable stores and six non-comparable stores open at February 2, 2013.

Cost of Goods Sold

              Cost of goods sold increased from $101.5 million in fiscal 2011 to $114.7 million in fiscal 2012, an increase of $13.2 million, or 13.0%. Contributing to the 13.0% increase was a 12.2% increase in net sales and a 0.3% increase due to increased product costs. As a percentage of net sales, cost of goods sold was 62.7% and 63.2% during the comparative periods, respectively.

Gross Profit

              Gross profit increased from $60.4 million in fiscal 2011 to $66.8 million in fiscal 2012, an increase of $6.4 million, or 10.6%. Contributing to the 11.1% increase was a 12.2% increase in net sales, partially offset by a 0.3% increase in cost of goods sold due to increased product costs. As a percentage of net sales, gross profit was 37.3% and 36.8% during fiscal 2011 and fiscal 2012, respectively. Gross profit in fiscal 2012 included the impact of $0.5 million of a $1.2 million one-time incentive payment to key executives the remainder of which was included in selling, general and administrative expenses for this period.

Selling, General and Administrative Expenses

              SG&A expenses increased from $47.0 million in fiscal 2011 to $53.4 million in fiscal 2012, an increase of $6.4 million, or 13.6%. As a percentage of net sales, SG&A expenses were 29.0% and 29.4% during fiscal 2011 and fiscal 2012, respectively.

              Store selling expenses increased from $34.0 million in fiscal 2011 to $37.6 million in fiscal 2012, an increase of $3.6 million, or 10.6%. As a percentage of net sales, store selling expenses were 21.0% and 20.7% during fiscal 2011 and fiscal 2012, respectively. This increase in store selling expenses was due to a $1.7 million increase in store occupancy, a $1.8 million increase in payroll costs and a $0.1 million increase in other store expenses primarily related to new stores.

              General and administrative expenses increased from $13.0 million in fiscal 2011 to $16.0 million in fiscal 2012, an increase of $3.0 million, or 23.0%. As a percentage of net sales, general and administrative expenses were 8.1% and 8.8% during fiscal 2011 and fiscal 2012, respectively. General and administrative expenses in fiscal 2012 included $0.7 million of a $1.2 million one-time incentive payment to key executives. Investments in infrastructure, including a $0.5 million increase in occupancy costs for our new corporate headquarters and distribution center and $0.4 million in increased costs related to our new management information system, also contributed to this increase. This increase in general and administrative costs also resulted from increases in depreciation and amortization expense of $0.5 million, computer operations expenses of $0.2 million, payroll, payroll benefits and related costs for corporate office personnel of $0.4 million and third party refinancing costs of $0.2 million.

Operating Income

              Operating income in fiscal 2011 and fiscal 2012 remained flat at $13.4 million. As a percentage of net sales, operating income was 8.3% and 7.4% during fiscal 2011 and fiscal 2012, respectively, as a result of the changes described above.

Interest Expense, Net

              Net interest expense was $4.8 million in fiscal 2011 and $4.5 million in fiscal 2012. Net interest expense reflects financing fees and interest on our credit facilities, net of interest income earned on cash balances. The reduction in interest expense resulted from the reduction of long-term debt in fiscal 2012 by $0.7 million.

Provision for Income Taxes

              The effective tax rate was 42.0% in fiscal 2011 and 39.9% in fiscal 2012.

Net Income

              Net income decreased from $5.3 million in fiscal 2011 to $5.1 million in fiscal 2012, a decrease of $0.2 million, as a result of the changes described above.

Fiscal 2010 Compared to Fiscal 2011

Net Sales

              Net sales increased from $145.2 million in fiscal 2010 to $161.8 million in fiscal 2011, an increase of $16.6 million, or 11.5%. Non-comparable stores opened between the periods accounted for $6.6 million of the increase in net sales. Net sales also increased due to a comparable store sales increase of 7.3%, or $10.0 million (from $138.2 million in fiscal 2010 to $148.2 million in fiscal 2011) This increase resulted primarily from improved footwear sales of $8.0 million plus increased apparel and accessory sales of $2.0 million. There were 71 comparable stores and seven non-comparable stores open at January 28, 2012.

Cost of Goods Sold

              Cost of goods sold increased from $92.1 million in fiscal 2010 to $101.5 million in fiscal 2011, an increase of $9.4 million, or 10.2%. Contributing to the 10.2% increase was a 11.5% increase in net sales, partially offset by a 0.8% decrease due to reduced product costs. As a percentage of net sales, cost of goods sold was 63.4% and 62.7% during the comparative periods, respectively.

Gross Profit

              Gross profit increased from $53.1 million in fiscal 2010 to $60.4 million in fiscal 2011, an increase of $7.3 million, or 13.7%. Contributing to the 13.7% increase was an 11.5% increase in sales and a 0.8% decrease in cost of goods sold due to a decrease in product costs. As a percentage of net sales, gross profit was 36.6% and 37.3% during fiscal 2010 and fiscal 2011, respectively.

Selling, General and Administrative Expenses

              SG&A expenses increased from $42.8 million in fiscal 2010 to $47.0 million in fiscal 2011, an increase of $4.2 million, or 9.8%. As a percentage of net sales, SG&A expenses were 29.5% and 29.0% during fiscal 2010 and fiscal 2011, respectively.

              Store selling expenses increased from $30.7 million in fiscal 2010 to $34.0 million in fiscal 2011, an increase of $3.3 million, or 10.7%. As a percentage of net sales, store selling expenses were 21.1% and 21.3% during fiscal 2010 and fiscal 2011, respectively. This increase in store selling expenses was due to a $1.7 million increase in store occupancy expense, a $1.1 million increase in payroll costs and a $0.5 million increase in other store expenses primarily related to new stores.

              General and administrative expenses increased from $12.1 million in fiscal 2010 to $13.0 million in fiscal 2011, an increase of $0.9 million, or 7.4%. As a percentage of net sales, general and administrative expenses were 8.4% and 8.1% during fiscal 2010 and fiscal 2011, respectively. This increase in general and administrative costs was primarily due to increases in marketing expenses of $0.3 million, computer operations expenses of $0.3 million and $0.3 million in general and administrative costs related to payroll, payroll benefits and related costs for corporate office personnel.

Operating Income

              Operating income increased from $10.3 million in fiscal 2010 to $13.4 million in fiscal 2011, an increase of $3.1 million, or 30.0%. As a percentage of net sales, operating income was 7.1% and 8.3% during fiscal 2010 and fiscal 2011, respectively, as a result of the changes described above.

Interest Expense, Net

              Net interest expense was $4.5 million in fiscal 2010 and $4.8 million in fiscal 2011. Net interest expense reflects interest paid on our credit facilities, net of interest income earned on cash balances and tenant allowances from landlords.

Provision for Income Taxes

              The effective tax rate was 39.4% in fiscal 2010 and 39.9% in fiscal 2011.

Net Income

              Net income increased from $3.4 million in fiscal 2010 to $5.3 million in fiscal 2011, an increase of $1.8 million, as a result of the changes described above.

Quarterly Operating Results and Seasonality

              We have historically experienced and expect to continue to experience seasonal and quarterly fluctuations in our net sales and operating results. Our net sales and operating income are typically lower in the second and third quarters of our fiscal year, while the first and fourth quarters contain the personal income tax refund season and the winter holiday periods, respectively, that historically have accounted for a larger proportion of our annual net sales and a disproportionate share of annual operating income. For fiscal 2012, our full year net sales split 57.4% in the first and fourth quarters and 42.6% in the second and third quarters. Quarterly sales, comparable store sales and operating income may also fluctuate significantly as a result of a variety of factors, including but not limited to the timing of store openings and the relative proportion of our new stores to mature stores, fashion trends and changes in consumer preferences, changes in merchandise mix, timing of promotional events, general economic conditions, competition and weather conditions.

              The following table sets forth selected unaudited quarterly statements of operations data for the most recent fiscal year and the current fiscal year. The unaudited quarterly information has been prepared on a basis consistent with the audited financial statements included elsewhere herein. This information should be read in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The operating results for any fiscal quarter are not indicative of the operating results for a full fiscal year or for any future period and there can be no assurance that any trend reflected in such results will continue in the future.

($ in thousands except per share data)	Fiscal Year 2012				Fiscal Year 2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Net sales	$55,023	$37,750	$39,611	$49,100	$59,467	$41,938
Gross profit	21,394	13,522	14,634	17,251	22,229	15,430
Operating income	7,983	861	512	4,031	7,954	2,150
Net income (loss)	4,214	(93)	(460)	1,464	3,795	325
Preferred stock dividends	1,552	1,568	1,661	1,812	1,778	1,804
Net (loss) income to common stockholders	2,662	(1,660)	(2,121)	(348)	2,017	(1,478)
Basic and diluted weighted average common shares outstanding	1,005	1,005	1,005	1,005	1,005	1,005
Net income (loss) per share of common stock, basic and diluted	$2.65	$(1.65)	$(2.11)	$(0.35)	$2.01	$(1.47)
Pro forma net income per share, basic and diluted
Basic and diluted weighted average common shares outstanding in computing pro forma net income per share
Percentage of Annual Results:
Net sales	30.3%	20.8%	21.8%	27.1%
Gross profit	32.0%	20.2%	21.9%	25.8%
Operating income	59.6%	6.4%	3.8%	30.1%
Net income (loss)	82.2%	(1.8)%	(9.0)%	28.6%
Percentage of Net Sales:
Gross profit	38.9%	35.8%	36.9%	35.1%	37.4%	36.8%
Operating income	14.5%	2.3%	1.3%	8.2%	13.4%	5.1%
Net income (loss)	7.7%	(0.2)%	(1.2)%	3.0%	6.4%	0.8%
Store Data:
Stores operating at end of period	80	83	83	84	85	88

Liquidity and Capital Resources

General

              Our business relies on cash flows from operating activities as well as cash on hand as our primary sources of liquidity. In addition, as of August 3, 2013, we had access to additional liquidity through a $15.0 million revolving credit facility with Wells Fargo Bank, National Association. As of August 3, 2013, there was $13.5 million available for borrowing under that revolving credit facility. We did not make any direct borrowings under our revolving credit facility in fiscal 2012 or during the twenty-six weeks ended August 3, 2013. On October 17, 2013, we replaced our existing revolving credit facility with a new revolving credit facility with Manufacturers and Traders Trust Company, or M&T.

              Historically our primary cash needs have been for inventory, payroll, occupancy costs, capital expenditures associated with opening new stores and store remodels, improvements to our distribution facilities, marketing and information technology expenditures and stockholder distributions. In addition to cash and cash equivalents, the most significant components of our working capital are inventory, accounts payable and other current liabilities. We believe that cash flows from operating activities, the availability of cash under our anticipated revolving credit facility and net proceeds from this offering will be sufficient to cover working capital requirements and anticipated capital expenditures for the next 12 months. If cash flows from operations, borrowings under our existing or anticipated revolving credit facility and net proceeds from this offering are not sufficient or available to meet our capital requirements, then we will be required to obtain additional equity or debt financing in the future. There can be no assurance that equity or debt financing will be available to us when we need it or, if available, that the terms will be satisfactory to us and not dilutive to our then-current stockholders.

Cash Flow Analysis

              A summary of operating, investing and financing activities is shown in the following table.

($ in thousands)	Fiscal Year Ended			Twenty-Six Weeks Ended
	January 29, 2011	January 28, 2012	February 2, 2013	July 28, 2012	August 3, 2013
Cash Flows from Operating Activities:
Net income	$3,449	$5,253	$5,126	$4,122	$4,120
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,083	3,191	3,448	1,607	1,656
Loss on disposal of assets	326	1	82	—	53
Changes in operating assets and liabilities	1,008	237	(3,695)	(1,693)	1,897

Net cash provided by operating activities	7,866	8,683	4,961	4,036	7,726

Cash Flows from Investing Activities:
Purchase of property and equipment	(2,267)	(7,653)	(4,148)	(2,273)	(3,654)

Net cash used in investing activities	(2,267)	(7,653)	(4,148)	(2,273)	(3,654)

Cash Flows from Financing Activities:
Dividend paid	—	—	(16,143)	—	—
Proceeds from debt	20,000	8,000	26,850	—	—
Repayment of debt	(22,202)	(9,182)	(10,918)	(700)	(1,320)
Payment of deferred financing costs	(1,867)	(304)	(610)	—	(12)

Net cash used in financing activities	(4,068)	(1,486)	(821)	(700)	(1,332)

Change in cash and cash equivalents	1,531	(456)	(9)	1,064	2,739
Cash and cash equivalents at beginning of period	1,583	3,114	2,657	2,657	2,649

Cash and cash equivalents at end of period	$3,114	$2,657	$2,649	$3,721	$5,388

Net Cash Provided by Operating Activities

              Operating activities consist primarily of net income adjusted for non-cash items that include depreciation, plus the effect on cash of changes during the year in our assets and liabilities.

              We generated $7.7 million of net cash from operating activities during the twenty-six weeks ended August 3, 2013. The significant components of cash flows from operating activities were net income of $4.1 million and the add-back of non-cash depreciation and amortization expense of $1.7 million.

              We generated $5.0 million of net cash from operating activities in fiscal 2012. The significant components of cash flows from operating activities were net income of $5.1 million and the add-back of non-cash depreciation and amortization expense of $3.4 million. In addition, accounts payable and accrued expenses increased by $1.1 million due to the timing of payments and growth in inventory. Income tax receivable and deferred income taxes increased by $2.7 million due to favorable tax items. Deferred rental obligations increased by $0.4 million due to the opening of new stores. The above was offset by an increase in inventories of $7.7 million due to new store openings and sales growth.

              We generated $8.7 million of net cash from operating activities in fiscal 2011. The significant components of cash flows from operating activities were net income of $5.3 million and the add-back of non-cash depreciation and amortization expense of $3.2 million. In addition, accounts payable and accrued expenses increased by $3.8 million due to the timing of payments and growth of inventory, deferred income taxes increased by $2.4 million due to the favorable timing of tax items and prepaid expenses increased by $1.2 million due to a shift in the fiscal calendar. The above was offset by an increase in inventories of $7.3 million due to new store openings and sales growth.

              We generated $7.9 million of net cash from operating activities in fiscal 2010. The significant components of cash flows from operating activities were net income of $3.4 million and the add-back of non-cash depreciation and amortization expense of $3.1 million. In addition, accounts payable and accrued expenses increased by $1.6 million due to the timing of payments and growth of inventory, deferred income taxes increased by $1.0 million due to the favorable timing of tax items and a payable-in-kind interest increase of $2.6 million. The above was offset by an increase in inventory of $3.1 million due to new store openings and sales growth.

Net Cash Used in Investing Activities

              Investing activities consist primarily of capital expenditures for growth related to new store openings as well as for remodels and changes in fixtures and equipment at existing stores, investments in information technology, distribution center enhancements, investments in assets at our corporate headquarters and the addition or replacement of company vehicles.

              Capital expenditures during fiscal 2013 are expected to be between $8.5 million and $9.0 million. We expect to spend approximately $8.0 million for new stores and the remodeling of and other improvements to existing stores, approximately $0.3 million for enhancements to our distribution centers and corporate offices and the remainder for information technology systems and other projects.

              Capital expenditures during fiscal 2014 are expected to be between $7.0 million and $9.0 million.

              Capital expenditures were $3.7 million for the twenty-six weeks ended August 3, 2013, primarily as a result of the opening of four new stores and the remodeling of and other improvements to existing stores. Other capital expenditures were primarily for our investment in information technology systems and distribution and corporate facility enhancements.

              Capital expenditures were $4.1 million and $7.7 million in fiscal 2012 and fiscal 2011, respectively, primarily as a result of the opening of six new stores in each year and the remodeling of and other improvements to existing stores. Other capital expenditures in each period were primarily for our investment in information technology systems and distribution and corporate facility enhancements.

              Capital expenditures were $2.3 million in fiscal 2010, including $0.8 million associated with the opening of five new stores. The remaining capital expenditures were primarily for the remodeling of and other improvements to existing stores, our investment in information technology systems and distribution and corporate facility enhancements.

Net Cash Used in Financing Activities

              Financing activities consist primarily of distributions to our stockholders and payments or proceeds from debt.

              Net cash used in financing activities was $1.3 million during the twenty-six weeks ended August 3, 2013 consisting of $1.3 million in debt repayments.

              Net cash used in financing activities was $0.8 million, $1.5 million and $4.1 million in fiscal 2012, fiscal 2011 and fiscal 2010, respectively. These financing activities primarily included $16.1 million in distributions to our stockholders offset by net proceeds from an increase in our term loan facility of $16.0 million in fiscal 2012. Other cash used in financing activities in these periods consisted of debt repayments.

Line of Credit

              We have a $13.0 million revolving credit facility with M&T that matures on December 7, 2015. The interest charged on borrowings is LIBOR, plus an applicable margin. Advances are secured by substantially all of our assets, and as a sub-feature under the line of credit M&T may issue letters of credit up to $2.0 million. We are required to maintain certain financial and nonfinancial covenants in accordance with the credit facility. The financial covenants contain requirements for certain levels of EBITDA, debt and capital expenditures for the cumulative rolling four quarter period measured, determined as of the end of each fiscal quarter. For additional information regarding our credit facilities, see "Description of Indebtedness."

Contractual Obligations

              We enter into long-term contractual obligations and commitments in the normal course of business, primarily noncancellable operating leases.

              We lease approximately 140,000 square feet for our corporate headquarters and distribution center. These buildings are located at 1300 Mercedes Drive, Hanover, Maryland 21076. The lease expires on May 31, 2022, with one 5-year renewal option period. The land component and the building component of this lease are accounted for as an operating lease.

              With the exception of the corporate headquarters and distribution center and warehouse leases discussed above, our leases are generally noncancellable operating leases expiring at various dates through 2021. Certain leases provide for additional rent based on a percentage of sales and annual rent increases based upon the Consumer Price Index. In addition, some of our store leases contain certain co-tenancy provisions that permit us to pay rent based on a pre-determined percentage of sales when the occupancy of the retail center falls below minimums established in such lease.

              As of February 2, 2013, our contractual cash obligations over the next several periods are set forth below.

($ in thousands)	Payments Due by Period
	Total	1 Year	2 - 3 Years	4 - 5 Years	More Than 5 Years
Long-term Debt(1)	$52,450	$2,640	$49,810	—	—
Interest(2)	15,551	5,723	9,828	—	—
Capital Lease Obligations(3)	198	70	128	—	—
Operating Lease Obligations(4)(5)	56,470	10,729	18,188	12,437	15,116

Total	$124,669	$19,162	$77,954	$12,437	$15,116

(1)
Represents debt under our term loan facility.

(2)
Estimated future interest payments for our credit facilities are based on interest rates in effect at February 2, 2013. In addition, interest expense associated with deferred financing fees was excluded from the table as the expense is non-cash in nature.

(3)
The capital lease is for certain store equipment.

(4)
Our store leases generally have initial lease terms of five to ten years and include renewal options on substantially the same terms and conditions as the original lease. Also included in operating leases is the corporate headquarters and distribution center lease.

(5)
Amounts represent commitments for minimum lease payments under noncancellable leases.

Off-Balance Sheet Arrangements

              We do not have any off-balance sheet financing or unconsolidated special purpose entities.

Critical Accounting Policies and Estimates

              In preparing our consolidated financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported revenues and expenses. Significant estimates include the inventory shrinkage reserve and income taxes. Actual results could differ from those estimates or assumptions.

              We believe the application of our accounting policies, and the estimates inherently required therein, are reasonable. Our accounting policies and estimates are reevaluated on an ongoing basis and adjustments are made when facts and circumstances dictate a change. Our accounting policies are more fully described in note 2 of the notes to the audited consolidated financial statements, "Summary of Significant Accounting Policies".

              We have certain accounting policies that require more significant management judgment than others. These include our accounting policies with respect to revenue recognition, cost of sales, inventories, impairment of long-lived assets and income taxes, which are more fully described below.

Revenue Recognition

              Sales are recognized at the point of sale when the product is delivered to a consumer, net of returns and related markdowns. E-commerce sales are recognized when the product is delivered to the customer, net of returns. Shipping and handling fees billed to e-commerce customers are included in net sales and the related shipping and handling costs are included in cost of goods sold. Sales from layaway transactions are recognized when the customer satisfies all payment obligations and takes possession of the merchandise, rather than when the initial deposit is paid. Ticket sales are recognized at the point of sale. We began selling gift cards to our customers in fiscal 2008, which do not have expiration dates. Revenue from gift cards sales is recorded when the gift cards are redeemed or when the likelihood of the gift card being redeemed by the consumer is remote and there is no legal obligation to remit the value of the unredeemed gift cards to the relevant jurisdictions. Unredeemed gift cards are recorded as a current liability in accrued expenses.

              We estimate our allowance for sales returns based on historical returns experience. Our return policy generally allows for merchandise returns in the form of merchandise exchanges or store credit for unworn merchandise with all of the tags still attached within 30 days of purchase, and does not allow for returns for cash. Our allowance for sales returns has historically not been material.

Cost of Sales

              Cost of goods sold reflects the direct cost of purchased merchandise as well as buying, distribution, shrinkage and some occupancy costs. Buying costs include compensation expense for our internal buying organization. Distribution costs include inbound freight costs as well as costs for receiving, processing, warehouse, depreciation, and shipping of merchandise to or from our distribution center, to our e-commerce consumers and between store locations. Occupancy costs include the rent, common area maintenance, utilities, property taxes and security costs of our distribution facility. The cost of merchandise is recorded net of amounts received from vendors for damaged product returns, markdown allowances, volume rebates and cooperative advertising reimbursements received in excess of specific, incremental advertising expenses. Cooperative advertising reimbursements have not historically exceeded specific, incremental advertising expenses incurred.

Inventories

              Inventories, which mainly consist of shoes and apparel, are stated at lower of cost or market, using the weighted-average method. We estimate a reserve related to inventory markdowns below weighted-average cost, resulting from changes in consumer preferences, competition, fashion trends and consumer demand. These markdowns may have a material adverse impact on earnings, depending on the extent and amount of inventory affected. We also estimate a reserve related to the shrinkage of inventory based on results from observations at the store locations. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our inventory shrinkage reserve. However, if physical inventory losses differ significantly from our estimates, our operating results could be adversely affected.

Goodwill and Other Intangible Assets

              The Company accounts for goodwill and other intangible assets in accordance with guidance issued by the Financial Accounting Standards Board ("FASB") which requires the Company to determine the value and useful life of intangible assets and goodwill. The goodwill balance was generated in 2005 pursuant to the acquisition made by Bruckman, Rosser, Sherrill & Co., L.P. for all of the outstanding shares of capital stock of DTLR, Inc. The Company has recorded $12,064,659 of goodwill. Other intangible assets consist of trademarks valued at $15,435,190. The useful lives of trademarks were determined to be indefinite and therefore are not being amortized.

              The Company performs annual impairment tests for goodwill and other indefinite lived intangible assets at the end of its fiscal year, or more frequently if an event occurs or circumstances change in the interim that would more likely than not reduce the fair value of the asset below its carrying amount. Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value.

              In the evaluation of goodwill and indefinite lived intangibles for impairment, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting entity is less than its carrying value. For purposes of its goodwill impairment testing, the Company has determined it has a single, entity-wide reporting unit since the Company reviews the result of all of its retail stores on a combined basis as one operational structure. The Company considers many factors in performing our qualitative analysis to determine whether the carrying value may not be recoverable, including macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and other relevant entity-specific events. If the Company determines that it is not likely for fair value to be less than its carrying value, a calculation of the fair value is not performed. If the Company determines that it is likely fair value to be less than its carrying value, a calculation of the fair value is performed and compared to the carrying value. If the carrying value of a reporting unit exceeds its fair value, goodwill of that reporting unit is potentially impaired and step two of the impairment analysis is performed. In step two of the analysis, an impairment loss is recorded equal to the excess of the carrying value over its implied fair value should such a circumstance arise.

              The Company performed the qualitative analysis for goodwill and indefinite lived intangible assets in the current year and as a result determined it did not need to perform a quantitative analysis. The qualitative analysis considered: the financial condition of the Company, including current assets exceeding current liabilities by approximately $26.3 million; the operating performance of the Company including consistent approximately 12.2% year over year revenue growth driven by the addition of new stores as well as an increase in same store sales, supported by decreasing operating expenses as a percentage of revenue; the projected operating performance and expected annual growth over the next 4 years, driven by additional stores and expansion into new markets; as well as industry considerations particularly the Company's performance against industry as it relates to operating efficiency ratios and return on equity. Upon consideration of these factors, the Company determined it was not more likely than not that the fair value was less than the carrying value, and as a result, no calculation of fair value was performed and compared to the carrying value for the year ended February 2, 2013.

              For further discussion of our analysis, refer to Note 2 of the audited financial statements. No impairment losses have been recorded in the consolidated financial statements included elsewhere in this prospectus. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions, our operating results could be adversely affected.

Income Taxes

              We calculate income taxes under the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the tax rates, based on certain judgments regarding enacted tax laws and published guidance, in effect in the years when those temporary differences are expected to be recovered or settled. A valuation allowance is established against the deferred tax assets when it is more likely than not that some portion or all of the deferred taxes may not be realized. Changes in our level and composition of earnings, tax laws or the deferred tax valuation allowance, as well as the results of tax audits, may materially impact our effective income tax rate.

              We account for uncertain tax positions by recognizing the financial statement effects of a tax position only when, based upon the technical merits, it is "more-likely-than-not" that the position will be sustained upon examination. We recognize potential interest and penalties associated with unrecognized tax positions in income tax expense.

              The calculation of deferred tax assets and liabilities, as well as the decision to recognize a tax benefit from an uncertain position and to establish a valuation allowance require management to make estimates and assumptions. We believe that our assumptions and estimates are reasonable, although actual results may have a positive or negative material impact on the balances of deferred tax assets and liabilities, valuation allowances or net income.

Quantitative and Qualitative Disclosure of Market Risks

Interest Rate Risk

              We are subject to interest rate risk in connection with our term loan facility and our revolving credit facility, each of which bears interest at variable rates. As of August 3, 2013, we had $51.1 million in outstanding indebtedness under our term loan facility and no borrowings under our revolving credit facility. Each eighth point change in interest rates on the variable portion of debt under our term loan facility would result in a $0.1 million annual change in our net interest expense.

Impact of Inflation

              Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

Foreign Exchange Rate Risk

              We currently source all merchandise through domestic vendors and all purchases are denominated in U.S. dollars. We do not hedge using any derivative instruments and historically have not been impacted by changes in exchange rates.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

              Ernst & Young LLP became our independent registered public accounting firm effective as of September 25, 2012, and Grant Thornton LLP was dismissed as our independent registered public accounting firm effective as of September 25, 2012. The decision to appoint Ernst & Young LLP and dismiss Grant Thornton LLP was approved by our board of directors.

              The report of Grant Thornton LLP on our financial statements for the year ended January 28, 2012 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

              In connection with the audit of our financial statements for the year ended January 28, 2012 and through Grant Thornton LLP's dismissal, there were no disagreements with Grant Thornton LLP on any matters of accounting principles or practices, financial statement disclosures or auditing scope or procedures, which if not resolved to Grant Thornton LLP's satisfaction would have caused Grant Thornton LLP to make reference to the matter in their report.

              In connection with our audited financial statements for the year ended January 28, 2012 through Grant Thornton LLP's dismissal, there have been no reportable events with us as set forth in Item 304(a)(1)(v) of Regulation S-K.

              We requested that Grant Thornton LLP furnish us with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of the letter, dated September 16, 2013, is filed as an exhibit to the registration statement of which this prospectus forms a part.

BUSINESS

Our Company

              We are a fast-growing, lifestyle retailer of street-inspired footwear, apparel and accessories. Our stores offer a distinctive, high-energy shopping experience and are designed to look and feel like independent, locally-managed specialty stores. We believe we are uniquely positioned due to our constantly evolving merchandise assortment, wide selection of aspirational brands, energized sales associates, music-inspired retail atmosphere and strong connections with the local communities in which we operate. Our differentiated business model and community-centric culture reinforce our authentic brand image and position us as a leading destination retailer of street-inspired fashion footwear, apparel and accessories. As a result, we believe the DTLR brand, which is characterized by our trademarked motto "Your Fashion...Your Lifestyle!", is well recognized and generates loyalty and preference among our core consumers. We currently operate 95 stores in 12 states and Washington, D.C. and sell products through our e-commerce website, www.dtlr.com.

              We provide a one-stop shopping experience that addresses our consumers' desire to dress "from the shoe up." We offer regular releases of limited-availability merchandise from Nike and Brand Jordan as well as merchandise from other sought-after brands including Adidas, Levi's, New Balance, Timberland and UGG Australia. Up-and-coming brands available in our stores include Akoo, Filthy Dripped, Hudson Outerwear and Pink Dolphin. Although our core consumer is an image-conscious male between the ages of 14 and 24, we believe our distinctive product offering appeals to a broader consumer group that seeks to emulate a street-inspired lifestyle. In addition, we have a meaningful and growing kid's footwear business that expands our addressable market, drives store traffic and helps us cultivate the next generation of DTLR consumers. We believe a significant portion of our consumers are African Americans who, according to the U.S. Bureau of Labor Statistics, spend a disproportionate amount of their disposable income on footwear. We believe our core consumer attributes wearing the latest fashion footwear to status and positive self-image.

              We successfully operate our stores in a variety of urban and suburban settings in large and small markets across multiple real estate formats including street locations, malls and neighborhood centers. Our energetic sales associates typically live in neighborhoods surrounding our stores and have a strong understanding of current and evolving fashion trends in those neighborhoods. As a result, they are able to quickly establish an authentic connection with our core consumer that enhances our ability to deliver a personalized shopping experience. We believe our emphasis on building relationships with our consumers encourages loyalty and drives more frequent store visits. We also engage our consumers outside of our stores through integrated grassroots marketing initiatives that are focused on the neighborhoods in which our consumers live, work and play.

Our History

              Our operating subsidiary, DTLR, Inc., was incorporated as a Maryland corporation in 1983 under the name Levtran Enterprises, Inc. Our first store was opened in Towson, Maryland in the same year. Over time, trends among our core consumers shifted from a sports influence to one of fashion and entertainment. In line with changing trends, we began to focus our strategy on street-inspired fashion footwear, apparel and accessories. Our senior management team has been instrumental in our success as a leading street-inspired lifestyle retailer and the growth we have experienced to date. The following sets forth a summary of significant milestones in our history:

1983	•	We opened our first store in Maryland.
1988	•	We expanded into Washington, D.C.
Early 1990s	•	We shifted our focus to street-inspired footwear, apparel and accessories.
1999	•	Inspired by the importance of music and entertainment in the lives of our core consumers, we incorporated a selection of on-trend music into our product mix.
	•	We launched our first street team with a Mountain Dew co-sponsored SUV.
2001	•	We expanded into Virginia.
2004	•	We expanded into Georgia.
2005	•	We expanded into North Carolina.
	•	Private equity firm BRS Management partnered with management to acquire the business.
2006	•	We expanded into Illinois.
2010	•	We expanded into South Carolina.
2011	•	We expanded into Alabama and Missouri.
	•	We initiated a significant upgrade of our information systems, including point-of-sale and merchandising systems.
2012	•	We moved into our new corporate headquarters and distribution center in Hanover, Maryland.
	•	We launched our e-commerce platform and re-designed our website, www.dtlr.com.
2013	•	We expanded into Florida.
	•	We launched our in-house DTLR Radio and began streaming content to all of our stores.

              Since our inception, we have continuously demonstrated a genuine commitment to community outreach and have sponsored or created various neighborhood initiatives that allow us to take active roles in the local communities in which we operate. Our relationships with our consumers, connections with local communities and deep understanding of the street lifestyle remain cornerstones of DTLR today.

Our Market Opportunity

              According to Euromonitor International's August 2013 "Apparel in the U.S." report, sales of footwear and apparel in the United States totaled $430.7 billion in 2012, which represents an increase of 2.7% from $419.6 billion in 2011. We focus our efforts primarily within the growing street-inspired footwear, apparel and accessories category, which is a sub-sector of the overall footwear and apparel market. We believe this market category is growing at a faster rate than the overall footwear and apparel market and remains highly fragmented, consisting primarily of small regional retail chains and single store operators. In addition, we believe the core consumer in this market category is overlooked and underserved by mainstream retailers. We believe Nike and Brand Jordan are two of the most important fashion brands in this market category. Although we offer a variety of brands in our stores, we devote significant resources to cultivate our relationships with Nike and Brand Jordan, and often consult with their teams on many aspects of our business. Importantly, we believe the strength of our brand, merchandise sophistication and infrastructure scale provide a strong platform for an expanded role with Nike over time.

              Our industry has benefited from the stronger than average growth of the African American population and the desire to spend discretionary income on footwear. According to the U.S. Census Bureau, the African American population has grown from 34.7 million people in 2000 to 38.9 million people in 2010 and is expected to reach 44.8 million people by 2020. The collective buying power for the African American population was $1.1 trillion in 2013 and is expected to grow 25% over the next five years to $1.3 trillion in 2018, according to the Selig Center for Economic Growth. With respect to footwear specifically, the U.S. Bureau of Labor Statistics determined that the African American population spent a disproportionate amount of discretionary income on footwear—in 2011 African Americans on average spent $454 or 1.0% of after tax income versus $321 or 0.5% of after tax income for the average U.S. consumer.

Our Competitive Strengths

              We believe the following strengths differentiate us from our competitors and provide a solid foundation for future growth:

              Destination Retailer Providing a Distinctive Shopping Experience.    We believe we deliver a unique shopping experience that engages our consumers and reflects an authentic street image with the look and feel of an independent, locally-managed specialty store. We bring our consumers' passion for fashion, entertainment and music together in a vibrant and energetic environment, exemplifying our motto "Your Fashion...Your Lifestyle!". To provide an exciting and multi-sensory experience, each of our stores plays on-trend music and celebrity interviews from our in-house DTLR internet radio station, which is broadcast from our studio at corporate headquarters. We also host frequent in-store appearances with popular music artists and sell tickets to music and entertainment events in the local communities in which we operate. In addition, we employ associates who embody the street lifestyle and are knowledgeable and passionate about our products. We believe our engaging store environment creates a retail destination that promotes purchases as well as a social destination that encourages our consumers to return to our stores frequently.

              Dynamic Merchandise Model.    We carry a collection of footwear, apparel and accessory brands most relevant to our core consumers. Our one-stop shopping experience allows him to dress "from the shoe up," purchasing footwear first followed by coordinating apparel and accessories. Our exclusive focus on the street-inspired lifestyle fosters a strong relationship with our consumers, providing us with deep insights into our target market, including purchase motivations and emerging fashion trends. Real-time feedback collected from our consumers and sales associates allows us to offer the most current and on-trend brands and products, and also enables us to customize a portion of our merchandise to address local preferences and styles. Our ability to respond quickly by actively managing inventory, customizing merchandise at the store level and delivering fresh product to our stores three to five times per week, creates a shopping experience that encourages repeat visits.

              Strong Relationships with Marquee and Up-and-Coming Brands.    We view our vendor relationships as collaborative partnerships based on mutual respect and a common goal of offering our consumers an extensive selection of the most relevant, sought-after and emerging brands in the street-inspired market. We have long-term relationships with marquee brands, such as Nike, Brand Jordan, Adidas, Levi's, New Balance, Timberland and UGG Australia. We have an initiative in place to showcase Nike and Brand Jordan through prominent placement in store windows and in premium retail space at the front of each store. In each of our new stores and in select existing stores we have created Nike and Brand Jordan shop-in-shops that highlight our extensive offering of street-inspired merchandise from each brand. Nike and Brand Jordan represented 47.3% of our net sales in fiscal 2012. We identify and carry up-and-coming brands, such as Akoo, Filthy Dripped, Hudson Outerwear and Pink Dolphin and believe that surrounding our marquee brands with emerging brands creates credibility among both our vendors and our consumers.

              High Impact Grassroots Marketing Strategies.    We utilize an innovative, neighborhood-based approach to building brand awareness, consumer loyalty and authenticity. Our primary marketing programs target our consumers where they live, work and play and include employing street teams that promote our brand at hundreds of social events per year, partnering with top club and radio DJ celebrities, hosting in-store appearances by popular music artists and sponsoring local events. We also serve as a prime destination for purchasing local event tickets, which further drives store traffic and enhances our connection to the community. Many of these programs are sponsored by our vendors as a way for them to target our core consumers. DTLR Radio, sponsored by Converse, is an example of how we leverage relationships with our key vendors to advance our marketing efforts in a mutually beneficial way. We believe our sponsorship arrangements and grassroots marketing strategy generate "street cred" and authenticity.

              Community-Centric Culture.    We endeavor to be a good corporate citizen and to have a positive influence on the neighborhoods in which we operate. We often contribute resources to help the development of the local communities and our employees are motivated and encouraged to participate in community service. In fiscal 2012, our employees performed over 3,000 hours of community service. In addition, we sponsor book clubs at local schools and community sports camps, as well as host our trademarked Basketball Buc$ and Homeroom Huddle programs. We also raise money and donations for charitable organizations such as Soles4Souls and St. Jude's. We believe our values-based approach resonates with our employees and generates substantial goodwill with local communities and our consumers.

              Versatile Store Model with Compelling Economics.    We have a proven track record of opening new stores and delivering consistent results across the diverse geographic and socio-economic segments where our consumers live, work and play. We currently operate stores in a variety of urban and suburban settings in large and small markets across multiple real estate formats throughout the Mid-Atlantic, Southeastern and Midwestern United States, including shopping malls, street locations and neighborhood centers. We believe our flexible real estate model enhances our growth profile and enables us to adapt quickly to available locations and store footprints at an attractive initial investment. We target net sales of $1.7 million and a cash-on-cash return of 70% from an average new store by the third operating year. In addition, we target a cash-on-cash payback period of approximately 18-24 months based on a target net investment of $450,000 to $550,000 to open a new store.

              Infrastructure in Place to Support Growth.    In recent years, we have increased our investments in our systems and distribution infrastructure, including fully developing our new corporate headquarters and distribution center, upgrading our point-of-sale and merchandising systems, completing selective store remodels, re-designing our website and launching our e-commerce platform. Our upgraded distribution and allocation capabilities allow us to quickly sort, process and deliver merchandise to our stores three to five times per week in a floor-ready format for immediate display. In addition, we have made concurrent investments in personnel to further build out the depth and breadth of talent on our team. With the benefit of these investment we believe we can support a retail footprint of 250-300 stores with minimal incremental investment and we are positioned for a sustained period of accelerated growth.

              Experienced Management Team.    Our senior management team has an average of over 25 years of industry experience and is led by Glenn Gaynor, Chief Executive Officer, Scott Collins, Chief Merchandise Officer, and Phil Villari, Chief Financial Officer. Our team has successfully implemented numerous strategic initiatives that have been critical to our strong business and financial performance. Our senior management has extensive knowledge and experience across a range of disciplines, including store operations, merchandising, distribution, real estate and finance.

Our Growth Strategies

              We believe the infrastructure investments made in the recent years have paved the way for accelerated sales growth and enhanced profitability.

              Expand Our Store Base.    Since February 2, 2013, we have opened 11 new stores and plan to open an additional four stores during the remainder of fiscal 2013. We expect to open 10-12 stores in fiscal 2014 and will target an approximately 12% annual store count growth rate over the next several years. We plan to open stores in existing markets, as well as new markets, focused on the Mid-Atlantic and Southeastern United States. We target net sales of $1.7 million and a cash-on-cash return of 70% from an average new store by the third operating year. In addition, we believe there are near-term opportunities to augment our organic store growth and accelerate the growth of our store base through acquisition. Given our recent infrastructure investments and strong relationships with marquee and up-and-coming brands, we believe we are well positioned to execute a disciplined expansion strategy through the acquisition of select, highly complementary competitors that serve the street-inspired market in targeted geographies.

              Drive Comparable Store Sales.    We expect to continue to drive our comparable store sales by regularly offering new, on-trend and locally-relevant merchandise. In conjunction with our grassroots marketing strategies and our high level of customer service, the close relationships we maintain with our consumers result in frequent store visits and repeat purchasing opportunities. Additionally, our comparable store performance will benefit from a built-in sales ramp for new stores as they mature and brand awareness increases.

              Expand Our E-Commerce Business.    Launched in November 2012, we believe our e-commerce business is an extension of our brand and in-store experience. We see continued opportunity to grow our e-commerce business through an expanded brand offering, focused marketing efforts, online merchandising initiatives, social networking activities and an intuitive and engaging online shopping experience. We believe our e-commerce business is complementary to our retail presence and facilitates frequent contact with our core consumers, builds brand awareness and provides access to consumers not served by our current retail footprint. Our e-commerce sales represented less than 1.0% of our net sales in fiscal 2012. We believe e-commerce sales growth will outpace our net sales growth in the near-term.

              Increase Our Operating Margins.    We believe we have an opportunity to drive margin expansion as we grow our store base by optimizing our infrastructure and leveraging scale efficiencies and growing purchasing power. In recent years, we have made significant investments in our systems and distribution infrastructure to support our long-term growth, including the opening of our new corporate headquarters and distribution center, as well as continuing upgrades to our point-of-sale, merchandise allocation and merchandise planning systems. In addition, we expect to benefit from our supply chain initiatives and the consolidation and streamlining of our existing real estate function. We expect to leverage these investments and cost-saving initiatives to further realize operating efficiencies and improve margins.

Our Products

              The chart below presents net sales generated by our product categories during the periods indicated as a percentage of our net sales.

	Fiscal Years Ended
	January 29, 2011	January 28, 2012	February 2, 2013
	(unaudited)	(unaudited)	(unaudited)
Footwear	72.1%	72.1%	75.0%
Apparel and Accessories	26.3%	26.7%	23.8%
Other	1.6%	1.2%	1.2%

Total	100.0%	100.0%	100.0%

              Footwear.    Our footwear offering consists of street-inspired athletic shoes, including basketball, running and cross-training shoes as well as casual shoes, boots and sandals / slides for men. We also offer kid's shoes, which are available in crib through grade school sizes, and a limited assortment of women's shoes.

              Apparel and Accessories.    Our apparel offering includes caps, men's t-shirts, shorts, shirts, jackets, pants, jeans and outerwear. We also offer accessories including socks, belts and watches.

              Other.    Other products include of event and concert tickets, CDs and DVDs.

Merchandising and Allocation

Merchandising

              We seek to be our consumers' first choice for branded footwear, apparel and accessories. We strive to offer a compelling product selection for our core consumer by delivering a merchandise assortment that reflects key street lifestyle trends and by carrying sought-after brands and products. We believe a key element of our success is our team's ability to identify and supply our stores with the desired mix of the latest fashion trends and core styles.

    To ensure a relevant assortment, our merchandise team, who we refer to as merchants:

  •
  gathers feedback from our consumers and sales associates;

  •
  analyzes sales trends from our stores and e-commerce site;

  •
  remains current with relevant music and entertainment trends that influence fashion;

  •
  evaluates merchandise assortments offered by other retail and online merchants;

  •
  participates in trade shows and entertainment events; and

  •
  reviews trade publications.

              Our merchants are organized by product category and separated between the men's category and the kid's and women's category. We understand that our consumers typically dress "from the shoe up," purchasing footwear first followed by coordinating apparel. As such, our merchants first select new styles from footwear vendors based on product relevance, allocation and perceived value. They then select apparel and accessories that complement these footwear styles and colors. We believe that no other retailer is able to pair footwear with street lifestyle apparel and accessory brands as effectively as us. We typically deliver fresh product three to five times per week in limited quantities to each of our stores. This approach encourages frequent visits to our stores and creates a sense of urgency among consumers to purchase new products based on limited supply.

              Nike and Brand Jordan represented 47.3% of our net sales in fiscal 2012. We have an initiative in place to showcase Nike and Brand Jordan through prominent placement in store windows and in premium retail space at the front of each store. In each of our new stores and select existing stores we have created Nike and Brand Jordan shop-in-shops that highlight our extensive offering within the street-inspired category for each brand. We also sell other sought-after brands such as Adidas, Levi's, New Balance, Timberland and UGG Australia, and we identify and carry up-and-coming brands, such as Akoo, Filthy Dripped, Hudson Outerwear and Pink Dolphin. We believe that surrounding our marquee brands with emerging brands creates credibility among both our vendors and our consumers.

              We develop strong relationships with our vendors, and we have a history of identifying and growing with emerging brands. We believe the DTLR brand, shopping experience and core consumer lifestyle is consistent with the image and philosophy of our key vendors. Our unique connection with our core consumer facilitates a partnership culture with our vendors that provides us access to an extensive variety of products and styles, as well as certain limited-availability merchandise. We have a successful track record of rapidly identifying and responding to trends, which allows us to consistently offer the right mix of relevant products to our consumers. While 91.1% of our net sales in fiscal 2012 were sourced from our top 25 vendors, we maintain relationships with hundreds of vendors who supply us with product.

Allocation

              Our allocation team has developed a detailed allocation process to support our merchandise strategy for each of our markets and the stores within these markets. Working closely with our merchandising team, the allocation team utilizes a disciplined approach to forecasting, inventory control and allocation processes. Our allocation team continually analyzes information from our management information system, including inventory levels, selling trends for styles by size, color and store and performance relative to prior periods to efficiently distribute our inventory. We modify our merchandise mix based upon store size, season, and consumer preferences in different parts of the country. We are able to leverage information from our systems as well as real-time feedback collected from our consumers and sales associates to customize a portion of our merchandise by store to address local preferences and styles. We also move merchandise between stores to ensure our stores are stocked with relevant merchandise and minimize markdowns. In addition, because we typically deliver merchandise to our stores three to five times per week, we are able to react quickly to changing consumer preferences. Finally, we coordinate closely with our visual merchandise managers in order to manage inventory levels in connection with our promotions and seasonality.

Marketing

              Our marketing programs are designed to build DTLR brand awareness, acquire new consumers, enhance consumer loyalty and increase frequency of consumer visits. We utilize grassroots campaigns designed to connect with our consumers where they live, work and play. Our innovative marketing strategies set us apart from our competition and we believe authenticate our street image in the minds of our consumers. Central to our marketing program is the branding of DTLR through a connection with music, entertainment and other aspects of the social scene in the neighborhoods in which we operate. Our multi-faceted approach includes a variety of in-store marketing activities and direct-to-consumer initiatives, such as promotional street teams, event sponsorship and ticket sales, celebrity appearances, DJ partnerships and DTLR Radio. Many of these programs are sponsored by our vendors. Recent vendor-sponsored events include Timberland Service Day (sponsored by Timberland), Teddy Fleece Release "Pamper Me Party" (sponsored by Timberland), Madden NFL 13 Challenge (sponsored by New Balance), 2013 Free Football Camp (sponsored by New Era), Court Attitude Style Lounge (sponsored by Adidas), BET Hip Hop Awards (sponsored by Puma), Free Back-2-School Haircuts (sponsored by Adidas), 16 bars Freestyle Competition (sponsored by Converse) and World Basketball Federation Tour (sponsored by Converse). Our marketing activities are customized by market in order to most effectively reach our consumers within their local neighborhood.

              Street Teams.    Our street teams promote the DTLR brand at hundreds of events per year and are co-sponsored by leading national brands such as Adidas, Brand Jordan, Converse and Timberland. Members of the street team are provided branded attire by the respective sponsor and drive SUVs that are custom wrapped to incorporate the DTLR and respective sponsor logos. Our street teams make appearances at local sporting events, community festivals and popular venues to promote and reinforce our connection to the street lifestyle. When not attending a specific event or directly promoting the brand, the street teams represent a moving DTLR billboard in the community. The street teams provide the most personal and direct access to our consumer, giving the brand an identity that our target consumers can relate to within their own neighborhood. Street team members are viewed as brand ambassadors and are full-time employees of our marketing team.

              Event Sponsorship / Ticket Sales.    We work with promoters to sponsor local events that highlight our street lifestyle focus and drive traffic to our stores. Sponsored events range from high school basketball tournaments, street festivals and local cookouts to club parties and concerts. These events result in significant advertising for us and are an effective way to further link the DTLR brand with an entertaining and cool image. We further differentiate ourselves from our competitors by positioning our stores as a prime destination for purchasing event tickets. The sale of event tickets has evolved into a significant part of our marketing strategy, driving store traffic and increasing our public profile. For example, we serve as the exclusive provider of tickets for the V-103 Car & Bike Show, an annual event in Atlanta, Georgia. During a two week period, we sold over 9,500 tickets for the 2013 event, generating significant store traffic and several weeks of free radio advertising.

              DTLR Radio / DJ Partnerships.    In the summer of 2013, we launched our own in-house DTLR internet radio station, which is broadcast from our Converse-sponsored studio at corporate headquarters in Hanover, Maryland. Our radio station allows us to directly connect with our consumer and further differentiates us from our competition. DTLR Radio is played in our store locations and provides a club-like in-store music experience. Our radio programming is focused on lifestyle, fashion, music, entertainment news and the hottest local events. Going forward, we believe DTLR Radio will not only drive improved point-of-sale performance at our stores, but will also provide us the opportunity to sell airtime to others looking to reach the core DTLR consumer. Through our over 10-year affiliation with a music production company, we have also cultivated relationships with top club and radio DJ's in each of our markets and partner with them to promote us on-air and in clubs. We host approximately 250 in-store DJ appearances per year where they perform and interact with consumers, creating an exciting and entertaining venue for shopping.

              Celebrity Appearances.    We sponsor approximately 40 in-store appearances with top music celebrities each year without paying appearance fees. These music celebrities are also often interviewed on-air on DTLR Radio as well. We believe representatives of celebrities reach out to us for in-store appearances in order to reach our core consumer, who is also their target audience. Past appearances have included top artists such as Kanye West, Ludacris, Twista, T.I., Keri Hilson and Keyshia Cole. These appearances generate free publicity, create excitement and increase traffic to our stores.

Community Outreach

              Corporate responsibility through community outreach is a genuine commitment at DTLR. We take an active role in the local communities in which we operate our stores. We view DTLR as a good corporate citizen and contribute resources to the development of local communities. We provide our employees with the opportunity and support to get involved in the local communities in which we operate. In fiscal 2012, our employees volunteered over 3,000 hours. Our philosophy of giving back to the community is demonstrated through a multitude of initiatives beyond the time our employees volunteer. Most of these are small, localized grassroots initiatives, but when combined, represent a true commitment to community outreach. Further enhancing our community outreach initiatives, we sponsor Basketball Buc$, a DTLR program that partners with NBA players for the benefit of local schools, and football camps hosted in conjunction with widely recognizable NFL football players such as Jonathan Babineaux of the Atlanta Falcons and Lance Briggs of the Chicago Bears. We also sponsor Homeroom Huddle, a program that encourages school attendance. Each year we raise money for St. Jude's for a one month period; in 2013 we raised $55,000. We also work with Soles4Souls on an ongoing basis, and hold an annual shoe drive.

Our Stores

              The following table shows the number of stores we operated in each state as of October 21, 2013:

State	Number of Stores	State	Number of Stores
Alabama	2	New Jersey	2
Florida	8	New York	1
Georgia	11	North Carolina	10
Illinois	11	South Carolina	3
Indiana	1	Virginia	15
Maryland	26	Washington, D.C.	4

Missouri	1	Total	95

Store Location Selection Strategy

              Our stores are located in a variety of urban and suburban settings in large and small markets across multiple real estate formats, including street locations, malls and neighborhood centers. The table below indicates certain historical information regarding our stores by real estate type as of the fiscal year end for each of the years indicated below:

	2008	2009	2010	2011	2012
Mall	35	36	39	40	44
Off-Mall(1)	30	32	33	38	40

Total	65	68	72	78	84

    (1)
    Includes street locations and neighborhood centers.

              We target locations where our consumers live, work and play. Demographic studies and projected financial estimates are prepared for each prospective store location. Our site selection process is highly influenced by our assessment of the demographic profile of the trade area and its alignment with the characteristics of our core consumers. Economic criteria considered include projected store-level profitability and return on capital invested. We are generally able to open a new store within two to three months after taking possession of a store site. We believe the addition of Alan Eichberg in the newly established role of VP of Real Estate will allow us to refine and enhance our new store selection process, leading to increased efficiency in the growth of our store base.

              We have entered new markets by opening stores in malls relevant to our core consumer, as well as opening stores in off-mall locations that effectively cover trade areas where our consumers want to shop. In selecting a location for a new mall store, we typically target high traffic venues. We use landlord provided information and evaluate the location's similarities to our existing store locations to assess our sales potential. We also consider the number of other potential competitors located in the mall and mall traffic trends. In selecting a location for a new off-mall store, we typically target neighborhood centers with strong co-tenants, such as mass merchant chains, cash advance stores, rent-to-own stores, barber shops and other apparel stores. We also consider proximity to other destinations such as apartment housing.

Store Expansion Opportunities

              We plan to open four additional stores over the remainder of fiscal 2013, for a total of 15 new stores for fiscal 2013. We expect to open 10-12 new stores in fiscal 2014 and will target an approximately 12% annual store count growth rate over the next several years. Our new store openings are planned in both existing and new markets in both mall and off-mall locations, with a focus on the Mid-Atlantic and Southeastern United States. We will also continue to evaluate expansion into other desirable geographics across the United States.

              Our ability to successfully open new stores is dependent on our ability to obtain authorization, which is granted on an individual store basis by Nike and Brand Jordan to sell their products in the proposed new store. Given the large percentage of our net sales attributed to Nike and Brand Jordan products, we do not believe it would be profitable for us to open a store that could not sell Nike or Brand Jordan products.

Store Economics

              Our new store model assumes a target store size of approximately 4,000 square feet. We target net sales of $1.7 million and a cash-on-cash return of 70% from an average new store by the third operating year. In addition, we target a cash-on-cash payback period of approximately 18-24 months based on a target net investment of $450,000 to $550,000 to open a new store. The average net investment per store range reflects the initial build-out costs net of tenant allowances from landlords, pre-opening expenses and initial inventories, net of payables.

              The net sales and cash flow targets, as well as the range of net investment targets are based on historical results. The average net investment range per store reflects the initial store build-out costs net of tenant allowances from landlords, pre-opening expenses and the investment in initial inventories, net of payables. The expected net investment range relies, in part, on the continuation of tenant allowances from landlords at historical levels. Based on past real estate industry practices and our experience leasing and opening new locations in a variety of real estate environments and markets, we expect the average net investment to be generally consistent over the next several years. However, if the amount of tenant allowances from landlords drop significantly, the amount of net investment to open new stores could rise, as could the expected cash-on-cash payback period. Furthermore, our anticipated net investment may increase over time depending on a number of factors beyond our control, such as the cost to build out Nike and Brand Jordan shop-in-shops, competition for new retail locations and changes in the commercial real estate environment. In addition, our anticipated yearly cash flows may be impacted by several factors, such as the level of competition, the specific store location at a particular venue and the concentration of our stores within a limited geographic area.

Store Management, Culture and Training

              Our store operations are organized into regions with ten district managers that oversee an average of 8-10 stores. Our typical store is staffed with a store manager, assistant manager(s), full-time sales associates and part-time sales associates, all of whom rotate work days on a shift basis. Additional part-time associates are hired during peak seasons. Each store manager is responsible for a fixed pool of discretionary funds that is earmarked to offer incentive discounts to select consumers. These discounts are used to encourage high spending consumers to make larger purchases by offering them a "deal," yielding increased loyalty to DTLR and an opportunity for increased store visits. To ensure that managers use these discounts wisely, compensation is tied to effective use of the discount pool, in addition to sales, payroll dollars and shrink targets. Shrink targets are an acceptable range of inventory losses determined by management. Shrink targets are calculated by dividing inventory shrink at the time of a physical inventory assessment, over the actual sales during the period since the previous physical inventory assessment. We recognize individual performance through internal promotions and provide extensive opportunities for advancement, particularly given our plans for continued growth. By promoting from within, we preserve our company culture and ensure that the connection to our consumer permeates all levels of our organization.

              We strive to recruit employees who are consumers themselves, possess a true understanding of the DTLR brand and lifestyle and live in the neighborhoods in which we operate. As a result, our employees are not only in better touch with our consumers and local fashion trends, but are also more effective at assisting and cross-selling product to our consumers. We place strong emphasis on creating an enjoyable, respectful work environment and corporate culture that readily translates into a more motivated and dedicated sales force. We have well-established store operating policies and procedures that require all new store managers and assistant managers to complete a three-day corporate training program in Hanover, Maryland as well as an extensive eight week in-store training program. Sales associates participate in an eight-hour customer service, product knowledge and store procedures training program, which is offered one Saturday per month in each region. We also deliver, when needed, in-store reinforcement training for all store personnel. Our continuous training programs provide our employees the tools and confidence needed to better serve our consumers and, ultimately, sell more merchandise.

Asset Protection / Loss Prevention

              Ensuring the safety of our employees and protecting our assets is of primary importance to us. We employ a Director of Asset Protection to supervise and direct our asset protection programs. We use store visits, random audits and interview techniques as a means to prevent loss and identify problems quickly in order to minimize losses. We also use a variety of technologies to protect our assets including Dunbar Cash Manager Safes, exception-based reporting through our loss prevention system, in-store video systems that can be viewed and monitored remotely through the internet and EAS systems in select stores. As a result, our inventory shrinkage rate is extremely low, approximately 0.6% of net sales in fiscal 2012.

E-Commerce

              In November 2012, we began selling our products through our website, www.dtlr.com. The objective of our website is to provide both a mechanism for marketing directly to consumers and a virtual storefront where consumers can find selected DTLR merchandise. As our e-commerce platform grows, we expect it will not only provide for another channel to connect with our core consumer, but also access to new consumers that are not currently served by our retail footprint. Our website will also provide an opportunity to test products not currently available in our stores, including women's apparel. We utilize multiple strategies to drive traffic to our website, including email campaigns, social networking activities and search engine optimization. In addition, we offer current information on our upcoming events, community involvement activities, promotions and store locations on our website. We believe that our core consumer spends a significant amount of time online, yet e-commerce sales represented 0.1% of our net sales in fiscal 2012. As a result, we believe there is significant potential to expand this channel over time. For the twenty-six weeks ended August 3, 2013, we had approximately 1.2 million visits to www.dtlr.com.

Distribution

              Timely and efficient distribution of merchandise into our stores is an important component of our overall business strategy. We typically deliver merchandise three to five times per week to each store, providing the stores with a steady flow of new merchandise. We outsource delivery of merchandise from our distribution center to our stores via a local independent delivery company in the Baltimore, Washington, D.C. and Richmond markets and via UPS in all other markets, including our e-commerce business. We currently utilize a third party processor for our e-commerce business.

              We process all of our merchandise through our distribution center in Hanover, Maryland. This distribution facility is approximately 108,000 square feet and is co-located with our headquarters. Our lease expires in 2022 and we have one five-year renewal option. We designed this new facility to manage our distribution operations in an efficient, cost-effective manner and to provide support for our future growth initiatives. At this facility, merchandise is inspected, entered into the computer system, allocated to stores, and boxed for distribution. Our investments in our distribution-center infrastructure have focused around systems automation and material handling equipment in order to enhance our processing speed and long-term scalability. We believe our distribution and allocation capabilities can support a national retail footprint of 250-300 stores with minimal incremental capital investment.

Management Information Systems

              Our management information systems provide a full range of business process support and information to our store, merchandising, marketing, financial, real estate and other business teams. We selected, customized and integrated our information systems to enable and support our dynamic merchandise model. We believe our systems provide us with operational efficiencies, scalability, management control and timely reporting that allow us to identify and quickly respond to trends in our business. We believe that our information systems are scalable, flexible and have the capacity to accommodate our current growth plans.

              We employ and maintain state-of-the-art back office programs. Our retail software suite which was purchased from and is supported by Epicor Software Corporation provides a complete, enterprise-wide retail solution. Epicor features include point-of-sale, merchandising (purchase order, inventory management, price management, distribution management, allocation, sales audit, reporting and analysis), warehouse management, business intelligence/data warehouse, loss prevention and accounting integration modules. In addition, all of our locations are connected by a wide area network that allows us to effectively communicate and deliver content, such as DTLR Radio, to our stores.

Competition

              The retail market for street-inspired footwear, apparel and accessories is highly competitive with relatively low barriers to entry. We currently compete with national athletic and apparel chains, such as Foot Locker and Finish Line, as well as regional and local street-inspired apparel retailers, including Villa, Jimmy Jazz and locally-owned and operated stores. In addition, we compete with department stores, such as Macy's, that sell various street-inspired brands and lifestyle apparel retailers such as Zumiez. We compete on the basis of a combination of factors, including product assortment (breadth, quality and style), store environment, customer service, price, as well as our ability to respond to fashion trends. In some cases, our competitors have greater brand recognition or more financial, distribution, marketing and other resources than we do. As we continue to expand across new and existing markets, we may face new competitors and increased competition from existing retailers.

Intellectual Property

              We regard our trademarks as having value and as being important to our marketing efforts. We have registered our trademarks in the United States where we actively conduct business, including our brand name "DTLR," "Basketball Buc$," "Homeroom Huddle" and our motto "Your Fashion...Your Lifestyle!". We also own the domain name for our website: www.dtlr.com. Our policy is to pursue registration of our trademarks and to oppose their infringement by third parties.

Employees

              As of August 3, 2013, we employed 377 full-time and 1,166 part-time employees, of which 85 were employed at our corporate office and distribution facility and 1,458 were employed at our store locations. However, the number of employees, especially part-time employees, fluctuates depending upon our seasonal needs and, in fiscal 2012, varied between approximately 1,100 and 1,300 employees. None of our employees are represented by a labor union and we consider our relationship with our employees to be good.

Government Regulation

              We believe we comply in all material respects with the health, environmental and other laws and regulations applicable. We routinely pass all state and federal inspections of our facilities. Further, we do not have any pending investigations or audits.

Legal Proceedings

              Occasionally we are a party to various legal actions arising in the ordinary course of our business, including employment related claims and claims from employees alleging illness, injury, health or operational concerns. None of these types of litigation, most of which are covered by insurance, has had a material effect on us, and as of the date of this prospectus, we are not a party to any material pending legal proceedings and are not aware of any claims that could have a materially adverse effect on our business, financial condition and results of operations.

Properties

              All but one of our stores, encompassing approximately 370,000 total square feet as of August 3, 2013, are occupied under operating leases. The store leases generally have a base lease term of five to ten years, with renewal option periods, and we are generally responsible for payment of property taxes and utilities, common area maintenance and mall marketing fees. We lease approximately 140,000 square feet for our corporate headquarters and distribution center. These buildings are located at 1300 Mercedes Drive, Hanover, Maryland 21076. The lease expires on May 31, 2022, and has one 5-year renewal option.

MANAGEMENT

Executive Officers, Directors and Director Nominees

              The following table sets forth information regarding our executive officers, directors and director nominees, including their respective ages as of August 31, 2013. There are no family relationships between any of our executive officers or directors.

Name	Age	Position(s)
Glenn P. Gaynor	55	Director, President and Chief Executive Officer
Phillip F. Villari	50	Chief Financial Officer
Scott V. Collins	53	Chief Merchandise Officer
Frank M. Long	49	Director of Operations
Alan B. Eichberg	59	Vice President of Real Estate
Todd S. Kirssin	38	General Merchandise Manager
Bruce C. Bruckmann	59	Chairman of the Board of Directors
Rashad A. Rahman	35	Director
Robert J. Giardina	56	Director Nominee
Paul N. Arnold	67	Director Nominee
Keith E. Alessi	58	Director Nominee

              Glenn P. Gaynor, Director, President and Chief Executive Officer. Mr. Gaynor joined the DTLR in March 1995 as Chief Financial Officer and in 2000 was promoted to his current role as President and Chief Executive Officer. He has served as a director of the company since October 2005. He has led our expansion into new markets, established sophisticated reporting and analysis and built the necessary infrastructure to support continued growth. Mr. Gaynor's responsibilities include overseeing day-to-day operations, approving new market selections and short and long-term planning. Prior to joining our company, Mr. Gaynor held key financial positions with several companies. Mr. Gaynor holds a B.S. in accounting from Valparaiso University.

              Mr. Gaynor's day-to-day leadership of the company as our Chief Executive Officer, as well as his long history with us and our predecessors dating back to 1995, provides him with unparalleled experience with our operations, industry and corporate strategy.

              Phillip F. Villari, Chief Financial Officer. Mr. Villari joined DTLR in September 2011 as Chief Financial Officer. Prior to joining DTLR, from June 2006 to September 2011, Mr. Villari was the Chief Financial Officer of Forman Mills, Inc. an urban discount retailer. Mr. Villari served as Controller and Interim Chief Financial Officer for Destination Maternity from 1996 to 2002. Mr. Villari began his career with Ernst & Young and has over 25 years experience in corporate finance including 15 years in retail. Mr. Villari holds a B.S. in accounting from Villanova University and an M.B.A. from Rutgers University.

              Scott V. Collins, Chief Merchandise Officer. Mr. Collins joined DTLR in 2001 as the General Merchandise Manager and in October 2012 was promoted to his current role of Chief Merchandise Officer. He is responsible for directing and managing all buying, merchandising and marketing activities. During his tenure at the company, he has been instrumental in strengthening vendor relationships, expanding apparel sales, creating new merchandising initiatives, marketing, store design and increasing operating margins. Mr. Collins honed much of his retail expertise during his 15-year career at the fashion apparel chain Merry Go Round where he held a variety of positions beginning in sales and advancing to VP of Merchandising of their 750 store Chess King and DJ's division.

              Frank M. Long, Director of Operations. Mr. Long joined DTLR in 1983 as a retail manager. He became a District Manager in 1995 and in 2000 was promoted to his current role as Director of Operations. Mr. Long oversees the operations of our retail stores with responsibilities of sales, inventory control, payroll, store budgeting, training of store personnel and employee relations. His leadership and business knowledge have been instrumental in the operational growth and success of DTLR over the years.

              Alan B. Eichberg, Vice President of Real Estate. Mr. Eichberg joined DTLR in August 2013 as Vice President of Real Estate. From 2011 until he joined DTLR in 2013, Mr. Eichberg served as Director of Real Estate for Burlington Coat Factory Warehouse Corp., a national department store chain. From 1992 until 2011, Mr. Eichberg was a partner at Lipsky-Eichberg, Partnership, where he served as a tenant representative in real estate transactions for clients such as Ross Stores, Borders Books and Dollar General. Mr. Eichberg holds a B.B.A. in real estate from the City College of New York.

              Todd S. Kirssin, General Merchandise Manager. Mr. Kirssin joined DTLR in 1999 as our footwear buyer. He later took over the role of Divisional Merchandiser Manager overseeing all footwear buying and merchandising. In October 2012, Mr. Kirssin was promoted to General Merchandise Manager, supervising all buying and merchandising of footwear, apparel and accessories. He leads his team of merchants, allocators and merchandisers in procuring the latest product. Mr. Kirssin has worked in the footwear and apparel business for over 20 years.

              Bruce C. Bruckmann, Chairman of the Board of Directors.    Mr. Bruckmann has been chairman of the board of directors of DTLR since October 2005. Mr. Bruckmann is a founder and has been a Managing Director of Bruckmann, Rosser, Sherrill & Co., Inc. since its formation in 1995. He served as an officer of Citicorp Venture Capital Ltd. from 1983 through 1994. Prior to joining Citicorp Venture Capital, Mr. Bruckmann was an associate at the New York law firm of Patterson, Belknap, Webb & Tyler. Mr. Bruckmann has served as a director of Mohawk Industries, Inc. since 1992, a director of MWI Veterinary Supply, Inc. since 2002, a director of Town Sports International Holdings, Inc. since 1996, a director of Heritage-Crystal Clean, Inc. since 2004 and a director of H&E Equipment Services, Inc. since 2005. Mr. Bruckmann also currently serves as a director of three private companies.

              Mr. Bruckmann has extensive experience with corporate transactions, such as financings and acquisitions, as well as experience as a board member of public companies, including service on audit and compensation committees. He also has significant experience with our business and operations.

              Rashad A. Rahman, Director.    Mr. Rahman has been a director of DTLR since September 2011. Mr. Rahman is a Principal of Bruckmann, Rosser, Sherrill & Co., Inc. and has been with the firm since 2003. Prior to joining Bruckmann, Rosser, Sherrill & Co., Inc., Mr. Rahman worked at DB Capital Partners and in the Investment Banking division of Credit Suisse. Mr. Rahman holds a B.S. and an M.B.A. from The Wharton School of the University of Pennsylvania. Mr. Rahman currently serves or has served on the board of directors of several private companies.

              Mr. Rahman has extensive experience with corporate transactions, such as financings and acquisitions, as well as experience as a board member of private companies. He also has significant experience with our business and operations.

              Robert J. Giardina has agreed to join our board of directors as of the date of the listing of our common stock on the NASDAQ Global Market. Mr. Giardina has been President, Chief Executive Officer and a director of Town Sports International Holdings, Inc. since March 2010. From September 2009 to March 2010, Mr. Giardina was employed as the Chief Executive Officer of JTL Enterprises. Mr. Giardina also served as the Chief Executive Officer of Town Sports International Holdings, Inc. from January 2002 to October 2007 when he resigned to take a sabbatical until joining JTL Enterprises in September 2009.

              Mr. Giardina has extensive experience as an executive, including as chief executive officer of Town Sports International Holdings, Inc. and JTL Enterprises. Mr. Giardina also has experience in corporate governance matters through his service as a director of Town Sports International Holdings, Inc.

              Paul N. Arnold has agreed to join our board of directors as of the date of the listing of our common stock on the NASDAQ Global Market. From 2000 until his retirement in June 2012, Mr. Arnold served as Chairman and Chief Executive Officer of Cort Business Services, Inc., a Berkshire Hathaway company and a provider of rental furniture. From 1992 to 2000, Mr. Arnold served as President, Chief Executive Officer and Director of Cort Business Services, Inc. Prior to 1992, Mr. Arnold held various positions over a 24-year period within Cort Furniture Rental, a division of Mohasco Industries. Mr. Arnold is also currently a director of H&E Equipment Services, Inc. and Town Sports International Holdings, Inc. Mr. Arnold holds a B.A. from Tulane University and a J.D. from Loyola University.

              Mr. Arnold has extensive experience as an executive and also has experience as a director, including having served as a director of Cort Business Services,  Inc., H&E Equipment Services, Inc. and Town Sports International Holdings, Inc.

              Keith E. Alessi has agreed to join our board of directors as of the date of the listing of our common stock on the NASDAQ Global Market. Mr. Alessi previously served as a member of our board of directors from 2006 to 2012. Mr. Alessi has been President and CEO of Westmoreland Coal Company since May 2009. Prior to this he served as the Executive Chairman of Westmoreland Coal Company from May 2008 until May 2009. He was Interim President and CEO of Westmoreland Coal Company from May 2007 until April 2008. Mr. Alessi was an Adjunct Professor of Law at The Washington and Lee University School of Law from 1999 until 2007 and an Adjunct Lecturer at The Ross School of Business at The University of Michigan from 2001 until 2010. Mr. Alessi is currently a director and member of the audit and compensation committees of MWI Veterinary Supply, Inc., and previously served as a director and member of the audit and compensation committees of H&E Equipment Services, Inc. and Town Sports International Holdings, Inc. Mr. Alessi holds a B.S. from Wayne State University and an M.B.A. from the University of Michigan. Mr. Alessi is a certified public accountant.

              Mr. Alessi has extensive experience as a chief executive officer and as a board member of public companies, including service on audit and compensation committees. He will serve as the board of directors' "audit committee financial expert" and will provide an in depth understanding of accounting and financial statement issues to the board of directors.

Board Composition

              Our board of directors currently consists of three members. We expect that upon the listing of our common stock on the NASDAQ Global Market, our board of directors will consist of six members. Prior to the listing of our common stock on the NASDAQ Global Market, we intend to appoint Robert J. Giardina, Paul N. Arnold and Keith E. Alessi to our board of directors and they have consented to so serve. Our amended and restated certificate of incorporation currently in effect provides that our board of directors shall consist of such number of directors as may from time to time be fixed by our board of directors, with no limitations. Our amended and restated certificate of incorporation that will go into effect immediately prior to the consummation of this offering will provide that our board of directors will consist of not less than     nor more than     directors, as such number of directors may from time to time be fixed by our board of directors.

Classified Board of Directors

              Our amended and restated certificate of incorporation that will go into effect immediately prior to the consummation of this offering will provide that our board of directors be divided into     classes, each class as nearly equal in number as possible. The members of each class shall serve for a staggered,      -year term. Upon expiration of the term of a class of directors, directors in that class will be elected for     -year terms at the annual meeting of stockholders in the year in which their term expires. Effective upon consummation of this offering,     ,     and     will be designated as Class     directors, to serve until the 2014 annual meeting of stockholders and     ,     and     will be designated as Class     directors, to serve until the 2015 annual meeting of stockholders. The division of our Board of Directors into     classes with staggered     -year terms may prevent a change of our management or a change in control of our company. See "Description of Capital Stock—Delaware Anti-Takeover Law and Provisions of Our Certificate of Incorporation and Bylaws."

Controlled Company Exemption

              After completion of this offering, we will be a "controlled company" within the meaning of the corporate governance standards of the NASDAQ Global Market. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a "controlled company." BRS II holds more than 50% of our common stock. Accordingly, we may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

  •
  we have a board of directors that is composed of a majority of "independent directors," as defined under the rules of such exchange; and

  •
  we have a compensation committee and a nominating and corporate governance committee that is composed entirely of independent directors.

              Following this offering, we intend to utilize certain of these exemptions.

Board Committees

              Upon the listing of our common stock on the NASDAQ Global Market, our board of directors will have a standing audit committee, compensation committee and nominating and corporate governance committee. The members of our audit committee will consist of     ,     and     , with      serving as chairman. The members of our compensation committee will consist of     ,     and     , with           serving as chairman. The members of our nominating and corporate governance committee will consist of     ,     and     , with           serving as chairman.

              Our board of directors has undertaken a review of the independence of our directors and has determined that all directors except     are independent within the meaning of Section 5605(a)(2) of the NASDAQ Global Market listing rules and Rule 10A-3 under the Securities Act and that     ,     and     meet the additional test for independence for audit committee members imposed by SEC regulation and Section 5605(c)(2)(A) of the NASDAQ Global Market listing rules. Without giving effect to the controlled company exemption, the NASDAQ Global Market listing rules require that each committee of our board of directors has at least one independent director on the listing date of our common stock, has a majority of independent directors no later than 90 days after such date and be fully independent within one year after that date. Although we will be a controlled company after completion of this offering, we expect that the composition of our audit, compensation and nominating and corporate governance committees will satisfy these independence requirements in accordance with the phase-in schedule allowed by the NASDAQ Global Market.

Audit Committee

              The primary purpose of our audit committee will be to assist the board of directors in the oversight of the integrity of our accounting and financial reporting process, the audits of our consolidated financial statements, and our compliance with legal and regulatory requirements. The functions of our audit committee will include, among other things:

  •
  hiring the independent registered public accounting firm to conduct the annual audit of our consolidated financial statements and monitoring its independence and performance;

  •
  reviewing and approving the planned scope of the annual audit and the results of the annual audit;

  •
  pre-approving all audit services and permissible non-audit services provided by our independent registered public accounting firm;

  •
  reviewing the significant accounting and reporting principles to understand their impact on our consolidated financial statements;

  •
  reviewing our internal financial, operating and accounting controls with management, our independent registered public accounting firm and our internal audit provider;

  •
  reviewing with management and our independent registered public accounting firm, as appropriate, our financial reports, earnings announcements and our compliance with legal and regulatory requirements;

  •
  reviewing potential conflicts of interest under and violations of our Code of Conduct;

  •
  establishing procedures for the treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and confidential submissions by our employees of concerns regarding questionable accounting or auditing matters;

  •
  reviewing and approving related-party transactions; and

  •
  reviewing and evaluating, at least annually, our audit committee's charter.

              With respect to reviewing and approving related-party transactions under our Code of Conduct to be in effect upon consummation of this offering, our audit committee will review related-party transactions for potential conflicts of interests or other improprieties. Under SEC rules, related-party transactions are those transactions to which we are or may be a party in which the amount involved exceeds $120,000, and in which any of our directors or executive officers or any other related person had or will have a direct or indirect material interest, excluding, among other things, compensation arrangements with respect to employment and board membership. Our audit committee could approve a related-party transaction if it determines that the transaction is in our best interests. Our directors will be required to disclose to this committee or the full board of directors any potential conflict of interest, or personal interest in a transaction that our board is considering. Our executive officers will be required to disclose any related-party transaction to the audit committee. We also plan to poll our directors on an annual basis with respect to related-party transactions and their service as an officer or director of other entities. Any director involved in a related-party transaction that is being reviewed or approved must recuse himself or herself from participation in any related deliberation or decision. Whenever possible, the transaction should be approved in advance and if not approved in advance, must be submitted for ratification as promptly as practical.

              The financial literacy requirements of the SEC require that each member of our audit committee be able to read and understand fundamental financial statements. In addition, at least one member of our audit committee must qualify as an audit committee financial expert, as defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Act, and have financial sophistication in accordance with the NASDAQ Global Market listing rules. Our board of directors has determined that                      qualifies as an audit committee financial expert.

              Both our independent registered public accounting firm and management periodically will meet privately with our audit committee.

              In connection with this offering, our board of directors intends to adopt a charter for the audit committee that complies with current federal and NASDAQ Global Market rules relating to corporate governance. The charter will be available on our website at www.dtlr.com.

Compensation Committee

              The primary purpose of our compensation committee will be to assist our board of directors in exercising its responsibilities relating to compensation of our executive officers and employees and to administer our 2013 Equity Incentive Compensation Plan and other benefit plans. In carrying out these responsibilities, this committee will review all components of executive officer and employee compensation for consistency with its compensation philosophy, as in effect from time to time. The functions of our compensation committee will include, among other things:

  •
  designing and implementing competitive compensation policies to attract and retain key personnel;

  •
  reviewing and formulating policy and determining the compensation of our executive officers and employees;

  •
  reviewing and recommending to our board of directors the compensation of our directors;

  •
  administering our equity incentive plans and granting equity awards to our employees and directors under these plans;

  •
  if required from time to time, reviewing with management our disclosures under the caption "Compensation Discussion and Analysis" and recommending to the full board their inclusion in our periodic reports to be filed with the SEC;

  •
  if required from time to time, preparing the report of the compensation committee to be included in our annual proxy statement;

  •
  engaging compensation consultants or other advisors it deems appropriate to assist with its duties; and

  •
  reviewing and evaluating, at least annually, our compensation committee's charter.

              In connection with this offering, our board of directors intends to adopt a charter for the compensation committee that complies with current federal and NASDAQ Global Market rules relating to corporate governance. The charter will be available on our website at www.dtlr.com.

Nominating and Corporate Governance Committee

              The primary purpose of our nominating and corporate governance committee will be to assist our board of directors in promoting the best interest of our company and our stockholders through the implementation of sound corporate governance principles and practices. The functions of our nominating and corporate governance committee will include, among other things:

  •
  identifying, reviewing and evaluating candidates to serve on our board;

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  determining the minimum qualifications for service on our board;

  •
  developing and recommending to our board an annual self-evaluation process for our board and overseeing the annual self-evaluation process;

  •
  developing, as appropriate, a set of corporate governance principles, and reviewing and recommending to our board any changes to such principles; and

  •
  periodically reviewing and evaluating our nominating and corporate governance committee's charter.

              In connection with this offering, our board of directors intends to adopt a charter for the nominating and corporate governance committee that complies with current federal and NASDAQ Global Market rules relating to corporate governance. The charter will be available on our website at www.dtlr.com.

Code of Conduct

              In connection with the consummation of this offering, we plan to adopt a Code of Conduct applicable to all of our employees, executive officers and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the consummation of this offering, the Code of Conduct will be available on our website at www.dtlr.com. The audit committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers or directors. We intend to post on our website all disclosures that are required by law or the listing standards of the NASDAQ Global Market concerning any amendments to, or waivers from, any provision of the code.

Compensation Committee Interlocks and Insider Participation

              Historically, compensation decisions for our executive officers were made by our board of directors as a whole. None of our officers currently serves, or has served during the last completed year, on the board of directors, compensation committee, or board of directors or other committee serving an equivalent function, of any other entity that has one or more officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

              The following table sets forth information for the fiscal year ended February 2, 2013 concerning compensation of our principal executive officer and the next two most highly compensated executive officers who were serving as executive officers as of February 2, 2013. We refer to these three executives as our "named executive officers."

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Glenn Gaynor	2012	265,000	465,070	—	17,089	747,159
President and Chief Executive Officer
Scott Collins	2012	276,442	476,046	—	17,089	769,577
Chief Merchandise Officer
Todd Kirssin	2012	194,808	314,744	—	18,020	527,572
General Merchandise Manager

(1)
Represents discretionary annual bonus amounts paid pursuant to the named executive officers' employment agreements (if applicable) in accordance with our bonus policies.

(2)
Represents medical benefit premiums paid by us.

Employment Agreements

              Our operating subsidiary, DTLR, Inc., which was previously known as Levtran Enterprises, Inc., previously entered into employment agreements with Mr. Gaynor and Mr. Collins, which provided for, among other things, severance payments in the event of certain terminations of employment, as described below in "—Potential Payments Upon a Termination or Change in Control." These employment agreements were terminated with the consent of Mr. Gaynor and Mr. Collins on           , 2013 and no longer have force or effect. For this reason, the payment obligations discussed below in "—Potential Payments Upon a Termination or Change in Control," "—Termination Other than for Cause, by Nonrenewal, Disability, or Resignation by Request of Board Other than for Cause" and "—Termination by Death or Retirement After Age 65" do not currently apply to Mr. Gaynor or Mr. Collins.

              We do not expect to enter into new employment agreements with our named executive officers in connection with this offering.

Potential Payments Upon a Termination or Change in Control

              As discussed under the caption "—Employment Agreements" above, we previously had agreements with Mr. Gaynor and Mr. Collins pursuant to which they would receive severance payments upon certain termination events. As noted above, these employment agreements were terminated with the consent of Mr. Gaynor and Mr. Collins on                 , 2013 and no longer have force or effect, except that certain restrictive covenants and similar provisions applicable to Messrs. Gaynor and Collins will continue to apply. We did not have an employment agreement with Mr. Kirssin.

              If Mr. Gaynor's or Mr. Collins' employment was terminated by DTLR Inc. without cause, by a nonrenewal of his employment agreement by DTLR Inc., or due to his disability or resignation at the request of our board of directors, DTLR Inc. would pay to him an amount equal to his annual base salary for the remaining term of the employment agreement (including any renewal period), any incentive payments that he would otherwise have received for the year of termination, and an additional one year of his then-current annual base salary. One third of such payment would have been made within 30 days of the date of termination and the remainder would have been made in two equal installments on each anniversary of such first payment. In the event of Mr. Gaynor's or Mr. Collins' disability, any such payments would have been reduced by any amounts he received from disability insurance policies or plans sponsored or paid for by DTLR Inc.

              If Mr. Gaynor or Mr. Collins retired from his employment with DTLR Inc. after attaining age 65, DTLR Inc. would pay to him an amount equal to one year of his then-current annual base salary. One half of such payment would have been made within 30 days of the date of retirement and the balance would have been made on the one year anniversary of the date of retirement.

              If Mr. Gaynor or Mr. Collins died while employed by DTLR Inc., DTLR Inc. would pay to his estate or designated beneficiary an amount equal to one year's then-current annual base salary, paid in 10 equal installments on the same date of each month, beginning within 60 days of the date of his death.

              Each of Mr. Gaynor's and Mr. Collins' employment agreements included a confidentiality covenant of unlimited duration and two-year post-termination non-competition and non-solicitation covenants.

              The information below describes and quantifies certain compensation that would have been paid to Mr. Gaynor or Mr. Collins pursuant to their employment agreements if (i) he was terminated as of February 2, 2013 or (ii) if a change in control, as defined in the employment agreements, occurred on February 2, 2013 and he had been subsequently terminated on the same date.

Termination Other than for Cause, by Nonrenewal, Disability, or Resignation by Request of Board Other than for Cause

              Assuming a February 2, 2013 termination event, the aggregate value of the payments to which Mr. Gaynor or Mr. Collins would have been entitled in the event his employment was terminated by DTLR, Inc. without cause, as a result of nonrenewal by DTLR, Inc. of the employment agreement, or due to his disability, whether or not following a "change in control," would be $617,205 for Mr. Gaynor and $628,890 for Mr. Collins. These amounts represent, with respect to each of Mr. Gaynor and Mr. Collins, (i) his base salary that would otherwise have been paid between the termination date of February 2, 2013 and the end of the employment agreement term on January 1, 2014, (ii) his target cash bonus amount for the 2013 calendar year, and (iii) one additional year of base salary.

Termination by Death or Retirement After Age 65

              Assuming a February 2, 2013 termination event, the aggregate value of the payments to which Mr. Gaynor or Mr. Collins would have been entitled in the event his employment was terminated by death or by his voluntary retirement after attaining age 65, whether or not following a "change in control," would be $260,000 for Mr. Gaynor and $275,000 for Mr. Collins. These amounts represent, with respect to each of Mr. Gaynor and Mr. Collins, one year of base salary.

Risk Considerations in Our Compensation Program

              Our board of directors is evaluating the philosophy and standards on which our compensation plans will be implemented in the future. It is our belief that our compensation programs do not, and in the future will not, encourage inappropriate actions or risk-taking by our executive officers. We do not believe that any risks arising from our employee compensation policies and practices are reasonably likely to have a material adverse effect on us. In addition, we do not believe that the mix and design of the components of our executive compensation program will encourage management to assume excessive risks. We believe that our current business process and planning cycle fosters the behaviors and controls that would mitigate the potential for adverse risk caused by the action of our executive officers.

Outstanding Equity Awards at Fiscal Year-End

              There were no outstanding equity awards held by any of our named executive officers as of February 2, 2013.

Equity Benefit Plans

2013 Equity Incentive Compensation Plan

              Both in connection with and after the consummation of this offering, we intend to grant stock-based incentive compensation to our named executive officers and other employees, directors and consultants pursuant to our 2013 Stock-Based Incentive Compensation Plan, or the Stock Plan. The Stock Plan will be approved by our board of directors and our shareholders prior to the consummation of this offering. The purpose of the Stock Plan is to assist our company, our subsidiaries and affiliates in attracting, retaining and motivating valued employees, consultants and non-employee directors by offering them a greater stake in our company's success and a closer identity with it, and to encourage ownership of our company's stock by such employees, consultants and non-employee directors.

              Share Reserve and Limitations.    We have reserved an aggregate of              shares of our common stock for issuance pursuant to the Stock Plan. The maximum number of shares of common stock available for awards that may be granted to an individual participant during a single year is               .

              Eligibility.    All employees and consultants of our company, our subsidiaries and affiliates and all non-employee members of our board of directors are eligible to receive awards under the Stock Plan.

              Administration.    The Stock Plan will be administered by a committee composed of at least two non-employee directors who are "independent directors" within the meaning of the applicable NASDAQ listing rules. The committee will have the power to: (i) select the employees, consultants and non-employee directors who will receive awards pursuant to the Stock Plan; (ii) determine the type or types of awards to be granted to each participant; (iii) determine the number of shares of common stock to which an award will relate, the terms and conditions of any award granted under the Stock Plan, including, but not limited to, restrictions as to vesting, transferability or forfeiture, exercisability or settlement of an award and waivers or accelerations thereof, and waivers of or modifications to performance conditions relating to an award, based in each case on such considerations as the committee shall determine, and all other matters to be determined in connection with an award; (iv) determine whether, to what extent, and under what circumstances an award may be canceled, forfeited, or surrendered; (v) determine whether, and to certify that, the performance goals to which the settlement of an award is subject are satisfied; (vi) correct any defect or supply any omission or reconcile any inconsistency in the Stock Plan, and adopt, amend and rescind such rules and regulations as, in its opinion, may be advisable in the administration of the Stock Plan; (vii) determine the effect, if any, of a change in control of our company upon outstanding awards; and (viii) construe and interpret the Stock Plan and make all other determinations as it may deem necessary or advisable for the administration of the Stock Plan. The committee may delegate some or all of its powers to any executive officer of our company or any other person, other than its authority to grant awards to certain specified executives.

              Types of Awards.    Awards that can be granted under the Stock Plan include common stock, deferred stock, restricted stock, restricted stock units (RSUs), stock options, stock appreciation rights (SARs) and other stock-based awards.

              Common Stock.    In a common stock award, a participant receives a grant of shares of our common stock that are not subject to any restrictions on transfer or other vesting conditions. Upon the grant date, the participant will have all of the customary rights of a stockholder with respect to such shares, including the right to vote such shares and to receive dividends with respect to such shares.

              Deferred Stock.    In a deferred stock award, we agree to deliver, subject to certain conditions, a fixed number of shares of common stock to the participant at the end of a specified deferral period or periods. During such period or periods, the participant will have no rights as a stockholder with respect to any such shares. No dividends will be paid with respect to shares of deferred stock during the applicable deferral period, and the participant will have no future right to any dividend paid during such period.

              Restricted Stock.    In a restricted stock award, a participant receives a grant of shares of common stock that are subject to certain restrictions, including forfeiture of such stock upon the happening of certain events. During the restriction period, holders of restricted stock will have the right to vote the shares of restricted stock. No dividends will be paid with respect to shares of restricted stock during the applicable restriction period, and the participant shall have no future right to any dividend paid during such period.

              Restricted Stock Units.    An RSU is a grant of the right to receive a payment in our common stock or cash, or in a combination thereof, equal to the fair market value of a share of our common stock on the expiration of the applicable restriction period or periods. During such period or periods, the participant will have no rights as a stockholder with respect to any such shares. No dividends will be paid with respect to shares underlying an RSU during the applicable restriction period, and the participant will have no future right to any dividend paid during such period.

              Stock Options.    Stock options granted under the Stock Plan may be either incentive stock options or non-qualified stock options. The exercise price of an option shall be determined by the committee, but must be at least 100% of the fair market value of our company's common stock on the date of the grant. If the participant owns, directly or indirectly, shares constituting more than 10% of the total combined voting power of all classes of stock of our company, the exercise price of an incentive stock option must be at least 110% of the fair market value of a share of common stock on the date the incentive stock option is granted.

              Stock Appreciation Rights.    A grant of a SAR entitles the holder to receive, upon exercise of the SAR, the excess of the fair market value of one share of our common stock on the date of exercise over the grant price of the SAR as determined by the committee. The grant price of a SAR may never be less than 100% of the fair market value of a share of common stock on the date of grant.

              Other Stock-Based Awards.    Stock-based awards other than those described above may be granted by the committee in such form and have such conditions as the committee shall determine from time to time, including, without limitation, (i) to whom such other stock-based awards shall be made, (ii) the number of shares of common stock to be awarded thereunder (or underlying such award), and (iii) whether such other stock-based awards shall be settled in cash, shares of common stock or a combination of cash and shares of common stock.

              Performance Goals.    In the discretion of the committee, any award may be granted subject to performance goals that must be met by the end of a period specified by the committee, but that are substantially uncertain to be met before the grant of the award, and that must be based upon one or more of the following as they relate to our company, our subsidiaries or affiliates, or any business unit or department thereof: (i) stock price, (ii) market share, (iii) sales, (iv) earnings per share, (v) return on shareholder equity, (vi) costs, (vii) cash flow, (viii) return on total assets, (ix) return on invested capital, (x) return on net assets, (xi) operating income, (xii) net income, (xiii) earnings before interest, taxes, depreciation and amortization, (ix) equity value, (x) enterprise value, (x) gross profit, or (xi) any other financial or other measurement deemed appropriate by the committee, as it relates to the results of operations or other measurable progress of the company, its subsidiaries or affiliates (or any business unit thereof). The committee may structure awards to qualify for the exemption for performance-based compensation to the limitations on the deductibility of compensation in excess of $1,000,000 paid to certain of our executive officers under Section 162(m) of the Code; however, the committee retains the discretion to grant awards that are not fully deductible under Section 162(m) of the Code. Performance goals with respect to awards that are not intended to constitute qualified performance-based compensation under Section 162(m) of the Code may be based on one or more of the preceding measures or any other measure that the committee may determine in its sole discretion. Performance goals may be measured absolutely or relative to an index or peer group.

              Restrictive Covenants.    By accepting an award under the Stock Plan, participants agree to abide by certain restrictive covenants and other agreements, including those relating to non-competition, non-solicitation of employees, confidentiality and assignment of inventions.

              Effects of a Change in Control.    Upon the occurrence of a change in control of our company, the compensation committee may, in its discretion: (i) fully vest any or all awards; (ii) determine whether all applicable performance goals have been achieved and the applicable level of performance; (iii) cancel any outstanding awards in exchange for a cash payment of an amount, but not less than zero, equal to the difference between the then fair market value of the award less the exercise or base price of the award; (iv) after having given the participant a chance to exercise any vested outstanding options or SARs, terminate any or all of the participant's unexercised options or SARs; (v) where our company is not the surviving corporation after a change in control, cause the surviving corporation to assume or replace all outstanding awards with comparable awards; or (vi) take such other action as the committee shall determine appropriate.

              Effects of Certain Corporate Transactions.    In the event of a stock dividend, recapitalization, forward or reverse stock split, reorganization, division, merger, consolidation, spin-off, combination, repurchase or share exchange, extraordinary or unusual cash distribution or other corporate transaction or event that affects our common stock, the committee shall make equitable adjustments in (i) the number and kind of shares of common stock which may thereafter be issued in connection with awards, (ii) the number and kind of shares of common stock issuable in respect of outstanding awards, (iii) the aggregate number and kind of shares of common stock available under the Stock Plan, and (iv) the exercise or grant price relating to any award, or if deemed appropriate, the committee may also make provision for a cash payment with respect to any outstanding award.

              Actions Requiring Stockholder Approval.    The board of directors must obtain stockholder approval in order to take any action that would (i) increase the number of shares subject to the Stock Plan, except for adjustments upon changes in capitalization; (ii) result in the repricing, replacement or repurchase of any option, SAR or other award; (iii) extend the minimum term of any option or SAR or of the Stock Plan; (iv) change the class of persons eligible to receive grants of awards or the types of awards available under the Stock Plan; (v) materially increase the benefits to participants under the Stock Plan; or (vi) be required to be submitted for stockholder approval under any federal or state law or regulation or NASDAQ listing rules.

              Clawback.    Any award granted under the Stock Plan, including a common stock award, will be subject to mandatory repayment by the participant to our company pursuant to the terms of any company "clawback" or recoupment policy that is directly applicable to the Stock Plan and set forth in an award agreement or as required by law to be applicable to the participant. In addition, in the event of a restatement of our financial statements, we shall have the right to review any award, the amount, payment or vesting of which was based on an entry in the financial statements that are the subject of the restatement. If the committee determines that, based on the results of the restatement, a lesser amount or portion of an award should have been paid or vested, it may (i) cancel all or any portion of any outstanding awards and (ii) require repayment of certain amounts realized with respect to awards under the Stock Plan during the period beginning 12 months preceding the date of the restatement and ending with the date of cancellation of any outstanding awards. If a participant, without our prior written consent, while employed by or providing services to us or after termination of such employment or service, violates any other non-competition, non-solicitation or non-disclosure covenant or agreement between such participant and us (including those set forth in the Stock Plan) or otherwise engages in activity that is in conflict with or adverse to our interests, as determined by the committee in its sole discretion, then the committee may (i) cancel all or any portion of any outstanding awards and (ii) require repayment of certain amounts realized with respect to awards under the Stock Plan during the employment or other service of the participant and for one year thereafter or such other time period specified in the applicable award agreement.

              Transfer Restrictions.    No award or other right or interest of a participant under the Stock Plan may be assigned or transferred for any reason during the participant's lifetime, other than to our company or any subsidiary or affiliate, and any attempt to do so shall be void and the relevant award shall be forfeited. Notwithstanding the foregoing, the committee may grant awards, other than incentive stock options, that are transferable by the participant during his or her lifetime, but only to the extent specifically provided in the agreement entered into with such participant. No incentive stock option shall be transferable other than by will or the laws of descent and distribution.

Compensation of Directors

              During fiscal 2012, we did not pay any compensation to our directors. Our board of directors has not adopted a formal non-employee director compensation policy. All of our directors will be eligible to receive awards under our new 2013 Equity Incentive Compensation Plan, provided that non-employee directors may not receive incentive stock options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

              The following is a description of transactions since January 31, 2010, to which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers or to our knowledge, beneficial owners of more than 5% of our capital stock or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than employment, compensation, termination and change in control arrangements with our named executive officers, which are described under "Executive Compensation." We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions with unrelated third parties.

              After consummation of this offering, our audit committee will be responsible for the review, approval and ratification of related person transactions. The audit committee will review these transactions under our Code of Conduct, which will govern conflicts of interests, among other matters, and will be applicable to our employees, officers and directors.

Exchange Transactions

              We expect that each of our current stockholders will enter into an exchange agreement with us pursuant to which, immediately prior to the consummation of this offering, all of the outstanding shares of our Series A preferred stock will be cancelled in exchange for the right to receive cash and/or shares of our common stock payable immediately following the consummation of this offering; provided, that with respect to the Delayed Payment Obligation, such amount shall be payable immediately following the earlier of the first business day following the closing of the underwriters' option to purchase additional shares of common stock and the first business day that is at least 31 days following the consummation of this offering. Pursuant to the exchange agreement, cash payments will be made substantially concurrently with the closing of this offering to certain of our principal stockholders, directors and executive officers in exchange for their shares of our Series A preferred stock, including $           to BRS II, $           to LEG Partners Debenture, LP, $           to Mr. Alessi, $           to Mr. Gaynor, $           to Mr. Long and $           to Mr. Collins. If the underwriters exercise their option to purchase additional shares in full, additional cash payments will be made to these principal stockholders, directors and executive officers in exchange for additional shares of our Series A preferred stock, including $           to BRS II, $           to LEG Partners Debenture, LP, $           to Mr. Alessi, $           to Mr. Gaynor, $           to Mr. Long and $           to Mr. Collins. See "Exchange Transactions."

BRS Management Services Agreement

              On October 20, 2005, we entered into a management services agreement with Bruckmann, Rosser, Sherrill & Co., Inc., or BRS Inc., which was amended and restated on December 18, 2012, pursuant to which BRS Inc. agreed to provide us certain advisory and consulting services relating to business and organizational strategy, financial and investment management and merchant and investment banking. The management services agreement has an initial term of ten years, subject to automatic renewal for additional one-year terms thereafter. BRS Inc. has assigned its rights and obligations under the management services agreement to BRS Management, of which Mr. Bruckmann, chairman of our board of directors, is one of three managing partners. Under the terms of the management services agreement, we agreed to pay BRS Management (i) in each fiscal year, an annual fee equal to the greater of $250,000 and 2.5% of EBITDA (as defined in the management services agreement) and (ii) a transaction fee in connection with each acquisition, divesture and public offering of equity securities in which we engage (including this offering), the amount of which varies depending on the size and type of transaction, plus, in each case, reimbursement for all reasonable out-of-pocket expenses incurred by BRS Management. We also agreed to indemnify BRS Management for any losses and liabilities arising out of its provision of services to us or otherwise related to its performance under the management services agreement. For fiscal 2012, fiscal 2011 and fiscal 2010, we paid BRS Management or otherwise accrued approximately $477,000, $421,000 and $342,000, respectively, in management fees and expenses. We expect that the management services agreement will be terminated upon the consummation of this offering in exchange for a payment

estimated to be $           to BRS Management. This amount is subject to adjustment based on the level of EBITDA, as defined in the management services agreement, for the twelve months preceding the closing of this offering.

              The management fees to be received by BRS Management in connection with the termination of the management services agreement are expected to be retained by BRS Management to cover its operating expenses.

Securities Holders Agreement

              On October 20, 2005, we entered into a securities holders agreement among us, BRS II and all of our other current stockholders. The securities holders agreement contains agreements with respect to, among other things: (i) restrictions on transfer of our equity securities, (ii) preemptive rights on issuances of our equity securities, subject to certain exceptions, including issuances pursuant to certain public equity offerings, (iii) the election of board of directors, (iv) right of first refusal with respect to certain transfers and (v) co-sale rights. We expect that the securities holders agreement will be terminated upon the consummation of this offering as part of the Exchange Transactions. See "Exchange Transactions."

Registration Rights Agreement

              On                      , 2013, we entered into a registration rights agreement with all of our current stockholders, entitling them to certain rights with respect to the registration of their shares of common stock under the Securities Act. Under the registration rights agreement, certain holders of shares of our common stock may demand that we file a registration statement under the Securities Act covering some or all of such holders' shares. The registration rights agreement limits the number of Form S-1 demand registration requests the holders may require us to file to five; however, such holders may also require us to file an unlimited number of registration statements on Form S-3. In addition, the current holders of our common stock have been granted certain "piggyback" registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to a demand registration under the agreement or specified excluded registrations, holders may require us to include all or a portion of their common stock in the registration. Each stockholder party to the registration rights agreement has agreed under certain circumstances not to effect any public sale or distribution of our securities for its own account during the 14 day period prior to and during the 180 day period (in the case of our initial public offering) or 90 day period (in the case of an offering after our initial public offering) beginning on the effective date of a registration statement filed by us with the SEC. All fees, costs and expenses (other than underwriting commissions and discounts) of any registration effected pursuant to the registration rights agreement including all registration and filing fees, printing expenses and legal expenses, will be paid by us.

Directed Share Program

              The underwriters have reserved for sale, at the initial public offering price, up to approximately       shares of our common stock being offered to              , as part of a directed share program. The directed share program will not limit the ability of                      to purchase more than $120,000 in value of our common stock. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, or the extent to which they will purchase more than $120,000 in value of our common stock.

Employment Agreements

Frank Long

              Our operating subsidiary, DTLR, Inc., entered into an employment agreement with Frank Long, our Director of Operations, on January 1, 2005. The employment agreement provided for a term of employment of three years, with automatic renewals for one-year terms unless earlier terminated in accordance with its terms. The employment agreement was terminated with the consent of Mr. Long on                , 2013.

              The employment agreement provided for an initial base salary of $160,000, with the salary for each renewal term determined by the board of directors of DTLR, Inc. Bonuses were paid from time to time as deemed appropriate by the board of directors of DTLR, Inc.

              Mr. Long was entitled to participate in all of DTLR, Inc.'s benefit plans that may be generally provided to its employees. Pursuant to his employment agreement, Mr. Long was also entitled to submit for reimbursement expenses relating to the business, including travel and entertainment.

              If Mr. Long's employment was terminated by DTLR, Inc. without cause, by a nonrenewal of his employment agreement by DTLR, Inc., or due to his disability, DTLR, Inc. would pay Mr. Long an amount equal to his annual base salary for the remaining term of the employment agreement (including any renewal period), any incentive payments that he would otherwise have received for the year of termination and an additional one year of his then-current annual base salary. In the event of Mr. Long's disability, any such payments would have been reduced by any amounts he received from disability insurance policies or plans sponsored or paid for by DTLR, Inc. If Mr. Long retired from his employment with DTLR, Inc. after attaining age 65, DTLR, Inc. would be required to pay Mr. Long an amount equal to one year of his then-current annual base salary. If Mr. Long died while employed by DTLR, Inc., DTLR, Inc. would pay to his estate or designated beneficiary an amount equal to one year's then-current annual base salary.

Phillip Villari and Alan Eichberg

              DTLR, Inc. entered into employment arrangements with our Chief Financial Officer, Phillip Villari, and our Vice President of Real Estate, Alan Eichberg, on August 2, 2011 and July 11, 2013, respectively. The employment arrangements were terminated with the consent of Mr. Villari and Mr. Eichberg on             , 2013. The arrangements provided for an initial base salary of $287,500 and $185,000, respectively, and, for Mr. Villari, an initial fiscal 2011 incentive bonus of $20,000 paid in January 2012. Both executives were eligible to receive incentive bonuses based upon the achievement of performance goals. The executives were also entitled to limited reimbursements of certain relocation expenses, paid family health coverage and participation in our other benefit plans and to possible grants of stock awards based upon the achievement of performance goals. Upon a termination of employment without cause, Mr. Villari would have received 12 months of continued base salary payments and Mr. Eichberg would have received six months of continued base salary payments.

 PRINCIPAL STOCKHOLDERS

              The following table sets forth certain information regarding the beneficial ownership of our capital stock outstanding as of August 31, 2013 by:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

  •
  each of the members of our board of directors;

  •
  each of our named executive officers; and

  •
  all of the members of our board of directors and executive officers as a group.

              The percentage ownership information shown in the table is based upon, without giving effect to the Exchange Transactions, 1,005,000 shares of common stock and 19,095 shares of Series A preferred stock outstanding on August 3, 2013 and, after giving effect to the Exchange Transactions and the issuance of              shares of common stock to be granted to certain members of management upon the consummation of this offering pursuant to our 2013 Equity Incentive Compensation Plan,              shares of common stock and no shares of Series A preferred stock outstanding. The number of shares and percentage of shares beneficially owned after the offering also gives effect to the issuance by us of              shares of common stock in this offering.

              Each individual or entity shown in the table has furnished us with information with respect to beneficial ownership. We have determined beneficial ownership in accordance with the SEC's rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules cover shares of common stock issuable pursuant to the exercise of stock options, warrants or other rights that are either immediately exercisable or exercisable within 60 days of August 31, 2013. These shares are deemed to be outstanding and beneficially owned by the person holding those rights for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

              Except as otherwise noted below, the address for each person or entity listed in the table is c/o DTLR Holding, Inc., 1300 Mercedes Drive, Hanover, Maryland 21076.

	Before Offering and Exchange Transactions				After Offering and Exchange Transactions
Name of Beneficial Owner	Number of shares of Series A Preferred Stock Beneficially Owned(4)	Percent of Series A Preferred Stock Beneficially Owned	Number of Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned	Number of Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
Bruckmann, Rosser, Sherrill & Co. II, L.P.(1)	15,180.18	79.50%	886,356.49	88.19%
LEG Partners Debenture, L.P.(2)	1,187.50	6.22	69,337.02	6.90
Glenn P. Gaynor	1,425.00	7.46	750.00	*
Frank M. Long	285.00	1.49	150.00	*
Scott V. Collins	142.50	*	75.00	*
Todd S. Kirssin	—	—	—	—
Alan B. Eichberg	—	—	—	—
Bruce C. Bruckmann(3)	15,180.18	79.50	886,356.49	88.19
Rashad A. Rahman	—	—	—	—
Phillip F. Villari	—	—	—	—
Robert J. Giardina	—	—	—	—
Paul N. Arnold	—	—	—	—
Keith E. Alessi	95.00	*	5,546.96	*
All directors, director nominees and executive officers as a group (11 persons)	17,175.18	89.95%	892,903.45	88.85%

*
Represents beneficial ownership of less than 1%.

(1)
The address of BRS II is c/o Bruckmann, Rosser, Sherrill & Co., Inc., 126 East 56th Street, New York, New York 10022.

(2)
The address of LEG Partners Debenture, L.P. is 150 S. Wacker Drive, Chicago, Illinois 60606. LEG Partners Debenture, L.P. is managed by its general partner, Golub Debenture GP, LLC. The investment decisions of Golub Debenture GP, LLC are made by its Investment Committee, which is comprised of Lawrence Golub, David Golub, Andrew Steuerman and Gregory Cashman.

(3)
Includes shares owned by BRS II. Mr. Bruckmann may be deemed to share beneficial ownership of the shares held by BRS by virtue of his status as a member or manager of BRSE, L.L.C., the general partner of BRS II. Mr. Bruckmann expressly disclaims beneficial ownership of any shares held by BRS II that exceed his pecuniary interest therein. The address for Mr. Bruckmann is c/o Bruckmann, Rosser, Sherrill & Co., Inc., 126 East 56th Street, New York, New York 10022.

(4)
Shares of our Series A preferred stock do not have any voting rights, but a portion of such shares of Series A preferred stock will be exchanged for shares of our common stock with voting rights pursuant to the Exchange Transactions. See "Exchange Transactions" for additional information.

DESCRIPTION OF CAPITAL STOCK

General

              Upon consummation of this offering, our authorized capital stock will consist of           shares,            of which will be designated as common stock with a par value of $0.01 per share and           of which will be designated as preferred stock with a par value of $0.01 per share. As of August 3, 2013, without giving effect to the Exchange Transactions, there were 1,005,000 shares of common stock outstanding, held by nine stockholders of record and 19,095 shares of Series A preferred stock outstanding, held by nine stockholders of record.

              The following is a summary of our capital stock upon consummation of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our second amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon consummation of this offering, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part. Immediately prior to the consummation of this offering, all outstanding shares of our Series A preferred stock will be cancelled in exchange for the right to receive cash and/or shares of our common stock. See "Exchange Transactions."

Common Stock

              Following the Exchange Transactions and the consummation of this offering,           shares of our common stock, will be outstanding.

              Voting Rights.    Each holder of common stock shall be entitled to one vote for each share on all matters submitted to a vote of the stockholders.

              Dividends.    Subject to the preferences that may be applicable to any outstanding preferred stock, holders of our common stock shall be entitled to receive ratably any dividends that may be declared by the board of directors out of funds legally available for that purpose.

              Liquidation.    In the event of our liquidation, dissolution or winding up, holders of our common stock shall be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

              No Preemptive or Similar Rights.    Our common stock shall not be entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Preferred Stock

              Following the Exchange Transactions and the consummation of this offering, no shares of our preferred stock will be outstanding. Under our second amended and restated certificate of incorporation that will be in effect following consummation of this offering, our board of directors has the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations and restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding.

              Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Registration Rights

              Under the terms of the registration rights agreement, if we propose to register any of our shares of common stock under the Securities Act following this offering, whether for our own account or otherwise, certain holders of our common stock are entitled to notice of such registration and are entitled to include their shares therein, subject to certain conditions and limitations, including, without limitation, pro rata reductions in the number of shares to be sold in an offering. Such holders also may require us to effect the registration of their shares of common stock for sale to the public, subject to certain conditions and limitations. We would be responsible for certain expenses of any such registration. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Delaware Anti-Takeover Law and Provisions of Our Certificate of Incorporation and Bylaws

              Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

  •
  at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

              Section 203 defines a "business combination" to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

              In general, Section 203 defines an "interested stockholder" as any person that is:

  •
  the owner of 15% or more of the outstanding voting stock of the corporation;

  •
  an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

  •
  the affiliates and associates of the above.

              Under specific circumstances, Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

              Our second amended and restated certificate of incorporation and amended and restated bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

              Certificate of Incorporation and Bylaws.    Provisions of our second amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the consummation of this offering may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Among other things, our certificate of incorporation and bylaws will:

  •
  permit our board of directors to issue up to           shares of preferred stock, with any rights, preferences and privileges as they may designate;

  •
  provide that all vacancies on our board of directors, including as a result of newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  establish a classified board of directors so that not all members of our board of directors are elected at one time;

  •
  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing and also meet specific requirements as to the form and content of a stockholder's notice;

  •
  provide that certain provisions of our amended and restated certificate of incorporation and bylaws can only be amended by a super-majority vote of our stockholders;

  •
  not provide for cumulative voting rights, thereby allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election; and

  •
  provide that special meetings of our stockholders may be called only by the board of directors or by such person or persons requested by a majority of the board of directors to call such meetings.

Transfer Agent and Registrar

              The transfer agent and registrar for our common stock is           . The transfer agent and registrar's address is            .

Listing on the NASDAQ Global Market

              We have applied to list our common stock on the NASDAQ Global Market under the symbol "DTLR."

 DESCRIPTION OF INDEBTEDNESS

              Our operating subsidiary, DTLR, Inc. entered into a Credit Agreement on December 7, 2010, as amended by Amendment No. 1 to Credit Agreement, dated as of December 5, 2011, and by Amendment No. 2 to Credit Agreement, dated as of December 18, 2012, which we refer to as the Credit Agreement. Prior to the amendment and restatement set forth below, the Credit Agreement consisted of a senior secured term loan facility provided by Golub Capital LLC and certain of its affiliates in an aggregate principal amount of $54.85 million with a maturity date of December 7, 2015, and a revolving credit facility provided by Wells Fargo Bank, National Association, or Wells Fargo, in an aggregate principal amount of $15.0 million with a maturity date of December 7, 2013. The Credit Agreement was amended and restated pursuant to an Amended and Restated Credit Agreement, dated as of October 17, 2013, which we refer to as the Restatement Date, whereby Manufacturers and Traders Trust Company, or M&T, replaced Wells Fargo as administrative agent and as the revolving lender and, in connection therewith, the aggregate principal amount of the revolving credit facility was reduced to $13.0 million and the maturity date of the revolving credit facility was extended to December 7, 2015.

              As of the Restatement Date, $51.1 million was outstanding under the term loan and there were no unfunded term loan commitments under the Amended and Restated Credit Agreement. The term loan amortizes in an aggregate amount equal to 5.00% per annum, with principal payments due in equal quarterly installments equal to 1.25% each, in addition to customary mandatory prepayments, including prepayments with the proceeds of asset sales, issuances of debt and issuances of equity. In addition, DTLR, Inc. is required to make mandatory prepayments of fifty percent (50%) of its excess cash flow for each fiscal year, beginning with the fiscal year ending on or about February 1, 2014. Voluntary prepayments of the term loan are permitted, subject in some instances to the payment of a prepayment premium. Notwithstanding the foregoing, in the event of the consummation of an initial public offering of capital stock of DTLR Holding, Inc., DTLR, Inc. may, in its sole discretion, elect to repay all amounts owing under the Amended and Restated Credit Agreement with the proceeds of such initial public offering and terminate the commitments thereunder without payment of any prepayment premium or penalty.

              Advances under the revolving credit facility may be drawn from time to time, subject to satisfaction of customary conditions precedent and borrowing base availability requirements, and any amounts drawn under the revolving credit facility may be borrowed, repaid and reborrowed until the maturity date of the revolving credit facility. So long as the aggregate amount of advances outstanding does not exceed the lesser of the total commitment or the borrowing base, there are no scheduled principal payments of revolving advances prior to the maturity date of the revolving credit facility. In addition, DTLR, Inc. may request the issuance of letters of credit in a face amount of up to $2.0 million, and the face amount of any letter of credit issued will reduce availability under the revolving credit facility on a dollar-for-dollar basis.

              The outstanding principal balance of advances under the revolving credit facility bear interest at the LIBOR Index Rate (as defined below) plus the Applicable Margin (as defined below). The outstanding principal balance of the term loan bears interest, at the option of DTLR, Inc., at the Prime Rate (as defined below) or the Adjusted LIBOR Rate (as defined below), in each case, plus the Applicable Margin. The "LIBOR Index Rate" is defined as the rate per annum equal to Adjusted LIBOR Rate for an interest period of one month determined by M&T and adjusted, if necessary, as of each business day. The "Prime Rate" is defined as, for any day, a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate, as in effect from time to time, plus one-half of one percent (0.50%), (b) the Adjusted LIBOR Rate plus one percent (1.00%), or (c) the rate of interest in effect for such day as publicly announced from time to time by The Wall Street Journal as its "prime rate", and, with respect to the term loan, is subject to an interest rate floor of 6.0% per annum. The "Adjusted LIBOR Rate" is defined as, for any interest period of one, two or three months, an interest rate per annum equal to (i) the LIBOR Rate for such interest period multiplied by (ii) the Statutory Reserve Rate and, with respect to the term loan, is subject to an interest rate floor of 3.0% per annum. The "Applicable Margin" for the term loan is 6.75% per annum for any portion of the term loan bearing interest at the Prime Rate and 8.00% per annum for any portion of the term loan bearing interest at the Adjusted LIBOR Rate. The "Applicable Margin" for advances under the revolving credit facility is 3.50% per annum for advances bearing interest at the LIBOR Index Rate.

During the occurrence of an Event of Default, the term loan is subject to an additional default margin of 3.0% and advances under the revolving credit facility are subject to an additional default margin of 2.0%. Interest is payable on the first day of each calendar month for any amounts bearing interest at the Prime Rate and on the last day of the applicable interest period for any amounts bearing interest at the Adjusted LIBOR Rate, as well as on the date of any prepayment under the Amended and Restated Credit Agreement. An unused line fee of 0.50% is payable on the undrawn portion of the aggregate revolving commitment. Letters of credit are subject to a fee of 3.25% per annum on the issued and undrawn amount of any standby letter of credit and 2.75% per annum on the issued and undrawn amount of any documentary letter of credit, in addition to a fronting fee of 0.50% is payable for each issued and undrawn letter of credit. Interest and fees on advances under the revolving credit facility or amounts bearing interest at the Adjusted LIBOR Rate are calculated on the basis of a year of 360 days and for the actual number of days elapsed. Interest and fees on any portion of the term loan bearing interest at the Prime Rate is calculated on the basis of a year of 365/366 days and for the actual number of days elapsed.

              The obligations under the Amended and Restated Credit Agreement are guaranteed by DTLR Holding, Inc. and are required to be guaranteed by any domestic subsidiary of DTLR, Inc. formed or acquired at any time prior to the maturity date. All obligations of DTLR, Inc., DTLR Holding, Inc. and any other guarantor under the Amended and Restated Credit Agreement and the other loan documents are secured by a first-priority security interest in favor of the lenders in substantially all of the personal property and other assets of each obligated party, whether currently owned or hereafter acquired and wherever located, including, in the case of DTLR Holding, Inc. a pledge of its ownership interest in DTLR, Inc.

              The Amended and Restated Credit Agreement contains customary representations and warranties, affirmative covenants (including reporting requirements), negative covenants (including restrictions on incurring debt, incurring liens, consummating mergers and other fundamental corporate changes, making investments, making dividends or other restricted payments, disposing of assets, entering into transactions with affiliates, consummating acquisitions and amending certain material agreements) and events of default. In addition, the Amended and Restated Credit Agreement includes financial covenants that require the maintenance of certain financial ratios, including (a) a maximum total debt to EBITDA ratio, (b) a maximum senior debt to EBITDA ratio, (c) a minimum EBITDA level, (d) a minimum fixed charge coverage ratio (the ratio of EBITDA to fixed charges), (e) maximum capital expenditures and (f) minimum excess availability under the revolving credit facility. Each of the foregoing financial ratios (other than maximum capital expenditures and minimum excess availability) is tested as of the last day of each fiscal quarter for the period ending on such date; maximum capital expenditures are tested annually; and minimum excess availability is required to be maintained at all times.

 SHARES ELIGIBLE FOR FUTURE SALE

              Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

              After consummation of this offering,           shares of common stock will be outstanding, assuming no exercise of the underwriters' option to purchase additional shares. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining           shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

  •
             restricted shares will be eligible for immediate sale upon consummation of this offering; and

  •
             restricted shares will be eligible for sale under Rule 144 upon expiration of lock-up agreements 180 days after the date of this offering.

Rule 144

              In general, under Rule 144 under the Securities Act as in effect on the date of this prospectus, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is not an affiliate of ours at any time during the three months preceding a sale, and who has held their shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours at any time during the three months preceding a sale, and who has held their shares for at least one year, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon consummation of this offering without regard to whether current public information about us is available.

              Beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately           shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

              Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also requires that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

              Notwithstanding the availability of Rule 144, certain holders of our restricted shares have entered into lock-up agreements and therefore none of their restricted shares will become eligible for sale until the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

              Our directors, executive officers and stockholders have entered into lock-up agreements with the underwriters in connection with this offering. For a description of the lock-up agreements, see "Underwriting."

Registration Rights

              Upon consummation of this offering, the holders of                  shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement pursuant to which such shares were registered. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock—Registration Rights."

Equity Incentive Plans

              We intend to file one or more registration statements on Form S-8 under the Securities Act after the consummation of this offering to register the shares of our common stock that are issuable pursuant to our 2013 Equity Incentive Compensation Plan. The registration statements are expected to be filed and become effective as soon as practicable after the consummation of this offering. Accordingly, shares registered under the registration statements will be available for sale in the open market following their effective dates, subject to Rule 144 volume limitations and the lock-up agreements noted above, if applicable.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

              The following discussion is a general summary of the material U.S. federal income and certain estate tax consequences applicable to Non-U.S. Holders of acquiring, owning and disposing of our common stock as of the date hereof.

              For the purposes of this discussion, a "Non-U.S. Holder" means a beneficial owner of our common stock that is not a U.S. person (as defined below) or a partnership or pass-through entity for U.S. federal income tax purposes, and that holds shares of our common stock as capital assets (i.e., generally, for investment). The term U.S. person means:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or Washington, D.C;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

              This summary does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax circumstances and does not consider the state, local or non-U.S., or estate or gift (except as specifically addressed below), tax consequences of an investment in our common stock. It also does not consider Non-U.S. Holders subject to special tax treatment under U.S. federal income tax laws (including banks and insurance companies, regulated investment companies, real estate investment trusts, dealers in securities, holders of our common stock held as part of a "straddle," hedge," conversion transaction" or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, "expatriated entities," companies subject to the "stapled stock" rules, former U.S. citizens or residents and persons who hold or receive the shares of common stock as compensation). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service, or IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

              This summary is general information only. It is not tax advice. We urge each prospective Non-U.S. Holder to consult its own tax advisor concerning the particular U.S. federal, state, local and non-U.S. income, estate and other tax consequences of the purchase, ownership and disposition of our common stock.

U.S. Trade or Business Income

              For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of shares of our common stock will be considered to be "U.S. trade or business income" if such dividend income or gain is (1) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States; and (2) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a "permanent establishment" or "fixed base" maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided that the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates generally in the same manner as if the recipient were a U.S. person. Any U.S. trade or business income received by a Non-U.S. Holder that is treated as a corporation also may be subject to a "branch profits tax" at a 30% rate, or such lower rate as provided under an applicable income tax treaty.

Distributions

              Distributions of cash or property (other than certain stock distributions) that we pay with respect to our common stock (or certain redemptions that are treated as distributions with respect to our shares of common stock) will be taxable as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the discussion in "—Foreign Account Tax Compliance Act" below, a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount of our distributions treated as dividends or such lower rate as may be specified by an applicable income tax treaty. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide to the applicable withholding agent a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) certifying its entitlement to benefits under the treaty. A Non-U.S. Holder is encouraged to consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder's adjusted tax basis in our shares, and thereafter will be treated as capital gain. A Non-U.S. Holder's adjusted tax basis in our shares will generally be equal to the amount the Non-U.S. Holder paid for its shares, reduced by the amount of any distributions treated as a return of capital. See, "—Sale, Exchange or Other Disposition of Our Common Stock" below.

              A Non-U.S. Holder of our common stock may obtain a refund or credit of any excess amounts withheld (for example, in the case of a Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty or to the extent a distribution exceeds our current or accumulated earnings and profits) by timely filing an appropriate form for refund with the IRS.

              The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as described above, of a Non-U.S. Holder who provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or appropriate substitute or successor form), certifying that the dividends are subject to tax as income effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States.

Sale, Exchange or Other Disposition of Our Common Stock

              Subject to the discussion in "—Foreign Account Tax Compliance Act" below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax in respect of any gain recognized on a sale, exchange or other disposition of shares of our common stock unless:

  •
  the gain is U.S. trade or business income, as described above;

  •
  the Non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

  •
  we are or have been during a specified testing period a "United States real property holding corporation" for U.S. federal income tax purposes.

              Gain described in the first bullet above will be subject to U.S. federal income tax in the manner described under "—U.S. Trade or Business Income." Gain described in the second bullet above will be subject to a flat 30% tax (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S. source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

              As to the third bullet above, in general, a corporation is a "United States real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. For this purpose, real property interests generally include land, improvements and associated personal property. We believe that we have not been, and we are not and do not anticipate becoming, a "United States real property holding corporation" for U.S. federal income tax purposes, although there can be no assurance we are not a "United States real property holding corporation" and will not become one in the future. If we are or become a "United States real property holding corporation," a Non-U.S. Holder, nevertheless, will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock so long as shares of our common stock are "regularly traded on an established securities market" as defined under applicable U.S. Treasury regulations and a Non-U.S. Holder owns, actually and constructively, 5% or less of our shares of common stock at all times during the shorter of the five-year period ending on the date of disposition and such Non-U.S. Holder's holding period for our shares of common stock. Prospective investors should be aware that no assurance can be given that our shares will be so regularly traded when a Non-U.S. Holder sells its shares of our common stock.

U.S. Federal Estate Tax

              Individual Non-U.S. Holders and entities, the property of which is potentially includible in an individual's gross estate for U.S. federal income tax purposes (for example, a trust funded by an individual and with respect to which the individual has retained certain interests or powers), should note that, unless an applicable tax treaty provides otherwise, shares of our common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

Information Reporting Requirements and Backup Withholding

              We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty with the United States. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) or otherwise establishes an exemption.

              The payment of the proceeds from the disposition of our common stock to or though the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies (usually on IRS Form W-8BEN) as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (which we refer to as a United States related person). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a United States related person, the U.S. Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

              Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be credited against the Non-U.S. Holder's U.S. federal income tax liability, if any, with any excess withholding refunded to the Non-US. Holder, provided that the required information is furnished on a timely basis to the IRS.

Foreign Account Tax Compliance Act, or FATCA

              Withholding taxes may apply to certain types of payments made to "foreign financial institutions" (as defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on distributions and gross proceeds from the sale, exchange or other disposition of our common stock paid to a foreign financial institution or to a "non-financial foreign entity" (as defined in the Code) unless (1) the foreign financial institution undertakes certain diligence and reporting, (2) the non-financial foreign entity either certifies it does not have any "substantial U.S. owners" (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the IRS requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities (as defined in applicable U.S. Treasury regulations), annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

              The withholding provisions above will generally apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds from the sale or disposition of stock on or after January 1, 2017. Non-U.S. Holders are urged to consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

 UNDERWRITING

              We are offering the shares of common stock described in this prospectus through a number of underwriters. Robert W. Baird & Co. Incorporated and Piper Jaffray & Co. are acting as joint book-running managers of this offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
Robert W. Baird & Co. Incorporated
Piper Jaffray & Co.
Stifel, Nicolaus & Company, Incorporated
Canaccord Genuity Inc.
SunTrust Robinson Humphrey, Inc.

Total

              The underwriters are committed to purchase all of the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

              The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

              The underwriters have an option to buy up to              additional shares of common stock from us to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any of the additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered.

              At our request, the underwriters have reserved for sale at the initial public offering price up to approximately       % of the shares of common stock being sold in this offering to             . We will offer these shares to the extent permitted under applicable regulations in the United States. The sales will be made by us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. We have agreed to indemnify the representatives of the underwriters in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discounts and commissions listed on the cover page of this prospectus, the underwriters will not be entitled to any commission with respect to shares of common stock sold pursuant to the directed share program. To the extent such shares are purchased by any of our existing stockholders who have entered into lock-up agreements with the underwriters, such shares will be subject to the restrictions contained in such agreements. Any persons that choose to participate in the directed share program will agree to enter into a lock-up agreement consistent with the lock-agreements being entered into by our directors, officers and stockholders described below.

              The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per Share		Total
	Without Option Exercise	With full Option Exercise	Without Option Exercise	With full Option Exercise
Underwriting discounts and commissions paid by us	$	$	$	$

              We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            million, which will be paid by us. We have agreed to reimburse the underwriters for expenses related to review of this offering by the Financial Industry Regulatory Authority, Inc., or FINRA, in an amount up to $           . Such reimbursement is deemed to be underwriting compensation by FINRA.

              A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

              We have agreed that we will not (i) issue, offer, sell, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, (ii) enter into any swap, forward contract, hedging transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether such transaction described in clause (i) or (ii) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, (iii) file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or (iv) publicly disclose or announce an intention to effect any transaction specified in clause (i), (ii) or (iii) above, in each case without the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus, other than with respect to the shares of our common stock to be sold hereunder or the grant of options to purchase shares of our common stock pursuant to our stock option plans under the terms of such plans in effect prior to the consummation of this offering and disclosed in this prospectus, subject to certain limitations (or the filing of a registration statement on Form S-8 to register shares of our common stock issuable under such plans).

              Our directors, executive officers and stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period ending 180 days after the date of this prospectus, may not, without the prior written consent of the representatives of the underwriters, (i) directly or indirectly offer, sell, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale, lend, or otherwise transfer or dispose of, or establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" (each within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended) with respect to any shares of our common stock, any options or warrants to purchase any shares of our common stock, or any securities convertible into or exercisable or exchangeable for or that represent the right to receive shares of our common stock, (ii) enter into any swap, forward contract, hedging transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to (other than piggyback registration rights, if any) the registration of any shares of our common stock or the filing of any registration statement with respect thereto, or (iv) publicly disclose or announce an intention to effect any transaction specified in clause (i), (ii) or (iii).

              We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act.

              We have applied to have our common stock approved for listing on the NASDAQ Global Market under the symbol "DTLR."

              In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

              The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

              These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

              Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  our prospects and the history and prospects for the industry in which we compete;

  •
  an assessment of our management;

  •
  our prospects for future earnings;

  •
  the general condition of the securities markets at the time of this offering;

  •
  the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

  •
  other factors deemed relevant by the underwriters and us.

              Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

              The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations and publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

 LEGAL MATTERS

              The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Dechert LLP, New York, New York. Latham & Watkins LLP, Chicago, Illinois, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

              The consolidated financial statements of DTLR Holding, Inc. at February 3, 2013, and for the year then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

              The audited financial statements at January 28, 2012 and January 29, 2011, and for the years then ended included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

              We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

              You can read our SEC filings, including the registration statement, over the internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing or telephoning us at: DTLR Holding, Inc., 1300 Mercedes Drive, Hanover, Maryland, 21076, (410) 850-5911.

              Upon consummation of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act, and we will file periodic reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.dtlr.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of DTLR Holding, Inc.

We have audited the accompanying consolidated balance sheet of DTLR Holding, Inc. (the Company) as of February 2, 2013, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended February 2, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DTLR Holding, Inc. at February 2, 2013, and the consolidated results of its operations and its cash flows for the year ended February 2, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Baltimore, Maryland September 16, 2013, except for Note 15 to which the date is October 23, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
DTLR Holding, Inc.

We have audited the accompanying consolidated balance sheets of DTLR Holding, Inc. (a Delaware corporation) and subsidiary (the "Company") as of January 28, 2012 and January 29, 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended January 28, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DTLR Holding, Inc. and subsidiary as of January 28, 2012 and January 29, 2011, and the results of their operations and their cash flows for each of the two years in the period ended January 28, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Baltimore, Maryland
September 16, 2013

DTLR Holding, Inc. and Subsidiary
Consolidated Balance Sheets

	February 2, 2013	January 28, 2012	January 29, 2011
Assets
Current Assets
Cash and cash equivalents	$2,648,641	$2,657,467	$3,113,630
Accounts receivable	684,308	909,353	1,534,821
Inventories, net	42,955,650	35,220,346	27,961,822
Prepaid expenses and other current assets	1,984,464	471,734	1,631,207
Income tax receivable	287,839	2,093,564	314,029
Deferred income tax asset	410,274	966,415	772,523

Total current assets	48,971,176	42,318,879	35,328,032
Property and equipment, net	14,047,484	13,423,201	8,981,854
Goodwill	12,064,659	12,064,659	12,064,659
Intangible assets	15,435,190	15,435,190	15,435,190
Deferred income tax asset	—	—	1,184,915
Other	2,154,548	2,259,760	2,339,569

Total assets	$92,673,057	$85,501,689	$75,334,219

Liabilities and stockholders' equity
Current liabilities
Current maturities of long-term debt	$2,640,000	$1,400,000	$1,000,000
Accounts payable	9,010,873	10,711,245	8,088,475
Accrued expenses	11,065,442	8,259,917	7,093,140

Total current liabilities	22,716,315	20,371,162	16,181,615
Long-term debt, less current maturities	49,810,000	34,612,822	35,715,953
Deferred rental obligations	1,905,855	1,503,322	1,272,767
Deferred lease incentives	1,990,159	1,915,380	1,766,793
Deferred tax obligation	1,819,899	1,448,965	—
Other liabilities	—	201,668	201,668

Total liabilities	78,242,228	60,053,319	55,138,796

Preferred stock, $0.01 par value, 100,000 shares authorized, 19,095 shares of Series A preferred stock issued and outstanding at February 2, 2013, January 28, 2012 and January 29, 2011 ($51,290,000, $44,697,400 and $39,055,400 aggregate liquidation preference at February 2, 2013, January 28, 2012 and January 29, 2011, respectively)	19,095,000	19,095,000	19,095,000
Stockholders' (deficit) equity
Common Stock, $0.01 par value, 1,500,000 shares authorized, 1,005,000 shares issued and outstanding at February 2, 2013, January 28, 2012 and January 29, 2011	10,050	10,050	10,050
Additional paid-in capital	—	1,004,950	1,004,950
Retained earnings	(4,674,221)	5,338,370	85,423

Total stockholders' (deficit) equity	(4,664,171)	6,353,370	1,100,423

Total liabilities, redeemable preferred stock and stockholders' (deficit) equity	$92,673,057	$85,501,689	$75,334,219

See accompanying notes to consolidated financial statements.

DTLR Holding, Inc. and Subsidiary
Consolidated Statements of Operations

	February 2, 2013		January 28, 2012	January 29, 2011
Net sales		$181,484,598	$161,835,288	$145,176,007
Cost of goods sold		114,684,006	101,463,456	92,055,694

Gross profit		66,800,592	60,371,832	53,120,313
Selling, general and administrative expenses		53,413,303	46,997,661	42,834,518

Operating income		13,387,289	13,374,171	10,285,795
Other expense (income)
Interest expense, net		4,461,192	4,750,114	4,460,564
Other, net		81,775	(113,565)	135,421

Net income before taxes		8,844,322	8,737,622	5,689,810
Provision for income taxes		3,718,630	3,484,675	2,240,676

Net income		5,125,692	5,252,947	3,449,134
Preferred stock dividends		6,592,683	5,642,049	4,929,871

Net loss to common stockholders		$(1,466,991)	$(389,102)	$(1,480,737)

Net loss per share of common stock, basic and diluted		$(1.46)	$(0.39)	$(1.47)
Basic and diluted weighted average common shares outstanding		1,005,000	1,005,000	1,005,000
Pro forma net income per share, basic and diluted	$
Basic and diluted weighted average common shares outstanding in computing pro forma net income per share
Dividends paid per common share		$16.06	—	—

See accompanying notes to consolidated financial statements.

DTLR Holding, Inc. and Subsidiary
Consolidated Statements of Stockholders' (Deficit) Equity

	Common Stock			Retained Earnings (Accumulated Deficit)
			Additional Paid-in Capital		Total Stockholders' (Deficit) Equity
	Shares	Amount
January 30, 2010	1,005,000	$10,050	$1,004,950	$(3,363,711)	$(2,348,711)
Net income	—	—	—	3,449,134	3,449,134

January 29, 2011	1,005,000	10,050	1,004,950	85,423	1,100,423
Net income	—	—	—	5,252,947	5,252,947

January 28, 2012	1,005,000	10,050	1,004,950	5,338,370	6,353,370

Net income	—	—	—	5,125,692	5,125,692
Common stock dividend	—	—	(1,004,950)	(15,138,283)	(16,143,233)

February 2, 2013	1,005,000	$10,050	$—	$(4,674,221)	$(4,664,171)

See accompanying notes to consolidated financial statements.

DTLR Holding, Inc. and Subsidiary
Consolidated Statements of Cash Flows

	Year ended February 2, 2013	Year ended January 28, 2012	Year ended January 29, 2011
Cash flows from operating activities
Net income	$5,125,692	$5,252,947	$3,449,134
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	3,448,297	3,191,420	3,083,393
Loss from disposal of property and equipment	81,775	1,160	326,059
Deferred income taxes	927,076	2,439,988	1,006,478
Non-cash amortization of deferred financing fees	570,007	432,362	69,492
Payable-in-kind interest	505,584	478,685	2,631,149
Deferred lease incentives	74,779	148,586	165,979
Deferred rental obligations	402,533	230,555	61,911
Changes in assets and liabilities:
Accounts receivable	225,045	625,468	(700,827)
Inventories, net	(7,735,304)	(7,258,524)	(3,141,858)
Prepaid expenses	(1,512,730)	1,159,473	(319,651)
Income tax receivable	1,805,725	(1,779,535)	(314,029)
Other assets	138,980	(29,595)	(62,656)
Accounts payable and accrued expenses	1,105,153	3,789,547	1,611,593
Other long-term liabilities	(201,668)	—	—

Net cash provided by operating activities	4,960,944	8,682,537	7,866,167

Cash flows used in investing activities
Purchases of property and equipment	(4,148,445)	(7,652,963)	(2,266,691)

Net cash used in investing activities	(4,148,445)	(7,652,963)	(2,266,691)

Cash flows from financing activities
Dividends paid	(16,143,233)	—	—
Proceeds from debt	26,850,000	8,000,000	20,000,000
Repayment of debt	(10,918,406)	(9,181,816)	(22,201,641)
Payment of deferred financing costs	(609,686)	(303,921)	(1,866,813)

Net cash used in financing activities	(821,325)	(1,485,737)	(4,068,454)

Net (decrease) increase in cash and cash equivalents	(8,826)	(456,163)	1,531,022
Cash and cash equivalents at beginning of year	2,657,467	3,113,630	1,582,608

Cash and cash equivalents at end of year	$2,648,641	$2,657,467	$3,113,630

Supplemental disclosure of cash flow information
Cash interest payments	$6,891,626	$2,631,975	$1,820,272
Cash income tax payments	673,934	3,092,819	1,489,381

See accompanying notes to consolidated financial statements.

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

1.     Description of the Business

  DTLR Holding, Inc. (a Delaware Corporation) and its wholly-owned subsidiary DTLR, Inc. (a Maryland Corporation) (the "Company") sells urban fashion apparel, footwear, music and accessories through its retail stores in Maryland, Washington D.C., Virginia, Georgia, North Carolina, South Carolina, Illinois, Alabama, Missouri, New Jersey and New York and through its e-commerce website, www.dtlr.com, which launched in November 2012.

2.     Summary of Significant Accounting Policies

  Basis of Presentation

  The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The accompanying consolidated financial statements as of and for the year ended January 29, 2011 include the accounts of Levtran Enterprises Holding, Inc. and its wholly-owned subsidiaries: DTLR, Inc., DTLR Street Team, Inc., DTLR Virginia, Inc., DTLR Georgia, Inc., DTLR of North Carolina, Inc. and DTLR Pennsylvania Avenue, Inc.. On January 1, 2012, DTLR Street Team, Inc., DTLR Virginia, Inc., DTLR Georgia, Inc., DTLR of North Carolina, Inc. and DTLR Pennsylvania Avenue, Inc. merged with and into DTLR, Inc., therefore the accompanying consolidated financial statements as of January 28, 2012 and February 2, 2013 include the accounts of Levtran Enterprises Holding, Inc. and its wholly-owned subsidiary DTLR, Inc. During the year ended February 2, 2013, the Company changed its legal name from Levtran Enterprises Holding, Inc. to DTLR Holding, Inc. All significant intercompany transactions have been eliminated in consolidation.

  Fiscal Year

  The Company's fiscal year ends on the Saturday closest to January 30. The consolidated financial statements present the results of operations for the years ended February 2, 2013, January 28, 2012 and January 29, 2011. Fiscal year 2012 represents the 53 weeks ending February 2, 2013. Fiscal years 2011 and 2010 represent the 52 week periods ending January 28, 2012 and January 29, 2011, respectively. References to years relate to fiscal years rather than calendar years.

  Revision to Financial Statements

  The Company revised certain items in the consolidated statements of operations for the fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011 to correct an error in the classification of certain depreciation and inventory shrink expense from selling, general and administrative costs to cost of goods sold. The Company concluded the errors are not material to the previously reported financial statements. Nevertheless, the Company has elected to revise its previously issued statements of operations for the fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011 in this report to correct for the effects of this error. The impact of the revision results in an increase of cost of goods sold of and a corresponding decrease in gross profit of $1,051,214, $610,500, and $596,063 for the fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011 respectively, and decrease selling, general and administrative costs in the corresponding fiscal years for the respective amounts. The revision does not affect the consolidated statement of operations for any period.

  The Company revised certain items in the consolidated balance sheet for the fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011 to correct an error in the classification of deferred financing costs in intangible assets. The Company concluded the errors are not material to the previously reported financial statements. Nevertheless, the Company has elected to revise its previously issued balance sheets for the fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011 in this report to correct for the effects of this error. The impact of the revision results in a decrease to intangible assets by $1,722,104, $1,688,336, and

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

  $1,797,741 for the fiscal years ended February 2, 2013, January 28, 2012, and January 29, 2011, respectively, and to increase other assets in the corresponding fiscal years for the respective amounts. The revision does not affect the consolidated balance sheet for any period.

  Comprehensive Income

  The Statements of Comprehensive Income have been excluded from these consolidated financial statements as comprehensive income equals net income for all periods presented.

  Segment Reporting

  The Company has identified its operating segments as its retail stores, based on the Company's operational structure as well as the business's internal view of analyzing results and allocating resources. All of the operating segments have been aggregated into one reportable segment, as the retail stores have a similar class of customer, nature of products and procurement processes, as well as similar economic characteristics.

  Net sales by product categories include:

	Fiscal Years Ended
	February 2, 2013	January 28, 2012	January 29, 2011
Footwear	$136,113,449	$116,683,243	$104,671,901
Apparel and accessories	43,193,334	43,210,022	38,181,290
Other	2,177,815	1,942,023	2,322,816

Total	$181,484,598	$161,835,288	$145,176,007

  Use of Estimates

  In preparing consolidated financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported revenues and expenses. Significant estimates include the inventory shrinkage reserve and income taxes. Actual results could differ from those estimates or assumptions.

  Cash and Cash Equivalents

  The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Additionally, amounts due from third party credit card processors for the settlement of debit and credit card transactions are included as cash equivalents as they are generally collected within three business days.

  Fair Value of Financial Instruments

  The carrying amounts of financial instruments, principally cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities reported in the consolidated balance sheets approximate their fair values, due to the relatively short maturity of these instruments. The carrying value of the Company's debt approximates its fair value determined based upon its effective interest compared to current market rates offered to the Company for debt of the same maturity and quality.

  Financial assets recorded at fair value in the accompanying consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels,

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

  as defined by U.S. GAAP directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

  •
  Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets at the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  •
  Level 2 – Inputs are other than quoted prices included in Level 1, which are either directly or indirectly observable for the asset or liability through correlation with market data at the reporting date and for the duration of the instrument's anticipated life.

  •
  Level 3 – Inputs are unobservable and are usually supported by little or no market activity that is significant to the fair value of the assets or liabilities. They reflect management's best estimate of what market participants would use in pricing the asset or liability at the reporting date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

  At February 2, 2013, January 28, 2012 and January 29, 2011, the Company did not have any financial assets or liabilities that were carried at fair value.

  Accounts Receivable

  Accounts receivable consist primarily of amounts due from customers, from vendors for product returns, and leasehold improvements to be reimbursed by landlords. The Company believes these amounts to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded as of February 2, 2013 January 28, 2012 or January 29, 2011.

  Inventories

  Inventories, which mainly consist of shoes and apparel, are stated at lower of cost or market, using the weighted-average method. The Company estimates a reserve related to inventory markdowns below weighted-average cost, resulting from changes in customer preferences, fashion trends and consumer demand in the period in which they are identified. The Company receives volume discounts from certain vendors, which reduce the cost of inventory. Volume discounts are realized when earned. The Company also estimates a reserve related to the shrinkage of inventory based on results from observations at the store locations.

  Property and Equipment

  Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. The building is depreciated over fifty years. Equipment and vehicles are depreciated over three to seven years. The leasehold improvements are amortized over the lesser of the term of the lease or the estimated useful life of the improvement, usually ten years. The straight-line depreciation method is used for financial reporting purposes.

  Repairs and maintenance are charged to current operations as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized and depreciated.

  Depreciation and amortization, related to property, equipment, and leasehold improvements for the years ended February 2, 2013, January 28, 2012 and January 29, 2011, was $3,448,297, $3,191,420 and $3,083,393,

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

  respectively, and is included in the consolidated statements of operations in selling, general and administrative expenses.

  Income Taxes

  The Company calculates income taxes under the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the tax rates, based on certain judgments regarding enacted tax laws and published guidance, in effect in the years when those temporary differences are expected to be recovered or settled. A valuation allowance is established against the deferred tax assets when it is more likely than not that some portion or all of the deferred taxes may not be realized. Changes in the Company's level and composition of earnings, tax laws or the deferred tax valuation allowance, as well as the results of tax audits, may materially impact the Company's effective income tax rate.

  The Company accounts for uncertain tax positions by recognizing the financial statement effects of a tax position only when, based upon the technical merits, it is "more-likely-than-not" that the position will be sustained upon examination. The Company recognizes potential interest and penalties associated with unrecognized tax positions in income tax expense.

  Goodwill and Other Intangible Assets

  The Company performs annual impairment tests for goodwill and other indefinite lived intangible assets on the first day of the fourth quarter or more frequently if an event occurs or circumstances change in the interim that would more likely than not reduce the fair value of the asset below its carrying amount. Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value.

  In the evaluation of goodwill and indefinite lived intangible assets for impairment, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting entity is less than its carrying value. For purposes of its goodwill impairment testing, the Company has determined it has a single, entity-wide reporting unit since the Company reviews the result of all of its retail stores on a combined basis as one operational structure. We consider many factors in performing our qualitative analysis to determine whether the carrying value may not be recoverable, including macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and other relevant entity-specific events. If we determine that it is not likely for fair value to be less than its carrying value, a calculation of the fair value is not performed. If we determine that it is likely fair value to be less than its carrying value, a calculation of the fair value is performed and compared to the carrying value. If the carrying value of a reporting unit exceeds its fair value, goodwill of that reporting unit is potentially impaired and step two of the impairment analysis is performed. In step two of the analysis, an impairment loss is recorded equal to the excess of the carrying value over its implied fair value should such a circumstance arise.

  We performed the qualitative analysis for purposes of our fiscal 2012 impairment analysis and did not determine it was likely that the fair value was less than the carrying value, and as such, we did not perform a quantitative analysis. For the years ended January 28, 2012 and January 29, 2011, the Company performed a quantitative analysis to determine whether there was an impairment of goodwill and indefinite lived intangible assets. The Company compared the carrying values of goodwill and intangible assets to their respective estimated fair values, which were based both on market and discounted cash flow techniques. Based the Company's analysis, no impairment was identified for the years ended January 28, 2012 or January 29, 2011.

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

  Deferred Financing Costs

  The Company had deferred financing costs incurred in connection with the issuance of long-term debt and the Company's line of credit, which were $1,722,104 at February 2, 2013, $1,688,336 at January 28, 2012 and $1,797,741 at January 29, 2011 (net of accumulated amortization of $1,691,368, $1,184,354 and $751,570, respectively). Deferred financing costs are being amortized over the life of the loans using the effective interest method.

  For the years ended February 2, 2013, January 28, 2012 and January 29, 2011, the amortization of capitalized finance charges was $570,007, $432,362 and $69,492, respectively, and is included in interest expense on the consolidated statements of operations.

  Future amortization expense for capitalized finance charges for the following fiscal years is as follows:

2013	$641,000
2014	553,000
2015	486,000

Total	$1,680,000

  Impairment of Long-Lived Assets

  The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the carrying amount of a group of assets may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans, or changes in anticipated future cash flows. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of future cash flows. No such losses have been recorded in the accompanying consolidated financial statements.

  Deferred Lease Incentives

  As part of entering into certain retail store leases, the lessor provides the Company with a tenant improvement allowance. Typically, such allowances are in the form of cash and represent reimbursements to the Company for tenant improvements made to the leased space. These improvements are capitalized as fixed assets, and the allowances are classified as a deferred lease incentive liability. This incentive is considered a reduction of rental expense by the lessee over the term of the lease and is recognized on a straight-line basis over the same term.

  A majority of the Company's retail store leases have payment escalation clauses. The Company estimates rent expense on a straight-line basis. Rent expense in excess of cash payments is recorded as a deferred rent obligation.

  Revenue Recognition

  Store sales are recognized at the point of sale when the product is delivered to a customer, net of returns and related markdowns. E-commerce sales are recognized when the product is delivered to the customer, net of returns. Shipping and handling fees billed to e-commerce customers are included in net sales and the related shipping and handling costs are included in cost of goods sold. The Company estimates a reserve for sales returns based on historical returns expenses. Sales from layaway transactions are recognized when the customer

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

  satisfies all payment obligations and takes possession of the merchandise, rather than when the initial deposit is paid. Ticket sales are recorded at the point of sale.

  The Company began selling gift cards to its customers in 2008, which do not have expiration dates. Revenue from gift cards sales is recorded when the gift cards are redeemed or when the likelihood of the gift card being redeemed by the customer is remote and there is no legal obligation to remit the value of the unredeemed gift cards to the relevant jurisdictions. Unredeemed gift cards are recorded as a current liability in accrued expenses.

  Cost of Sales

  Cost of goods sold reflects the direct cost of purchased merchandise as well as buying, distribution, shrinkage and some occupancy costs. The direct cost of purchased merchandise includes volume discounts reflected by certain vendors. Buying costs include compensation expense for our internal buying organization. Distribution costs include inbound freight costs as well as costs for receiving, processing, warehouse, depreciation and shipping of merchandise to or from our distribution center, to our e-commerce consumers and between store locations. Occupancy costs include the rent, common area maintenance, utilities, property taxes and security costs of our distribution facility.

  Selling, General, and Administrative Costs

  Selling, general and administrative costs include store selling expenses and corporate-level general and administrative expenses and depreciation and amortization. Store selling expenses include store and regional support costs, including personnel, occupancy costs, advertising and debit and credit card processing costs, e-commerce processing costs and store supplies costs. General and administrative expenses include the payroll and support costs of corporate functions such as executive management, legal, accounting, information systems, human resources and other centralized services.

  Store Pre-Opening and Closing Costs

  Store pre-opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the estimated post-closing lease exit costs are provided for once the store ceases to be used. The Company did not close any locations in the years ended February 2, 2013 and January 28, 2012. One store was closed in the year ended January 29, 2011. No lease exit costs were recorded as a result of the closing of the mall location where the store resided.

  Shipping, Handling, Buying and Warehousing Costs

  The Company's policy is to record shipping, handling, buying and warehousing costs as a component of cost of goods sold. Costs incurred related to inventory on hand were capitalized at February 2, 2013, January 28, 2012 and January 29, 2011.

  Cooperative Advertising Costs

  Advertising and sales promotion costs are expensed at the time the advertising or promotion takes place, net of reimbursements for cooperative advertising and are included in selling, general and administrative costs. Cooperative advertising reimbursements earned for the launch and promotion of certain products agreed upon with vendors are recorded in the same period as the associated expenses are incurred. Reimbursements received in excess of expenses incurred related to specific, incremental and identifiable advertising costs, would be accounted for as a reduction to cost of goods sold. Total advertising expense was approximately $1,137,000, $995,000 and $961,000, net of cooperative advertising reimbursements of approximately $408,000, $134,000 and $174,000, for the years ended February 2, 2013, January 28, 2012 and January 29, 2011, respectively.

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

  Taxes Collected from Customers

  The Company presents all non-income government-assessed taxes collected from customers and remitted to governmental agencies on a net basis in its consolidated financial statements.

  Basic and Diluted Net Loss Per Share

  Basic net loss per share of common stock is computed by dividing net loss applicable to common stockholders by the weighted-average number of share of Common Stock outstanding during the period. Net loss applicable to common stockholders is determined by deducting preferred stock dividends from net income.

3.     Accounts Receivable

  Accounts receivable consisted of the following amounts:

	February 2, 2013	January 28, 2012	January 29, 2011
Landlord contribution and other	$120,774	$167,557	$580,473
Insurance receivable	—	6,257	402,006
Trade receivables and vendor returns	563,534	735,539	552,342

	$684,308	$909,353	$1,534,821

4.     Property and Equipment

  Property and equipment consists of the following amounts:

	February 2, 2013	January 28, 2012	January 29, 2011
Land	$20,100	$20,100	$20,100
Building	85,989	85,989	85,989
Equipment	13,528,565	12,836,072	7,842,128
Leasehold improvements	21,481,728	19,024,596	16,334,700
Vehicles	461,137	341,980	341,980
Construction in progress	275,162	33,097	78,551

	35,852,681	32,341,834	24,703,448
Less accumulated depreciation and amortization	(21,805,197)	(18,918,633)	(15,721,594)

Property and equipment, net	$14,047,484	$13,423,201	$8,981,854

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

5.     Accrued Expenses

  Accrued expenses consisted of the following:

	February 2, 2013	January 28, 2012	January 29, 2011
Accrued inventories	$7,732,183	$4,787,075	$3,353,350
Accrued general expenses, includes wages and benefits	2,223,194	3,022,578	2,861,147
Accrued interest	32,053	16,502	330,052
Income tax payable	320,853	—	57,561
Sales tax payable	757,159	433,762	491,030

Total accrued expenses	$11,065,442	$8,259,917	$7,093,140

6.     Debt

  Long-term Debt

  Long-term debt consists of the following:

	February 2, 2013	January 28, 2012	January 29, 2011
Term Loan A	$52,450,000	$27,000,000	$20,000,000
Term Loan D	—	—	8,181,816
Sellers' Note	—	9,012,822	8,534,137

	52,450,000	36,012,822	36,715,953
Less current maturities	(2,640,000)	(1,400,000)	(1,000,000)

	$49,810,000	$34,612,822	$35,715,953

  The Company entered a credit agreement with Wells Fargo Bank National Association and Golub Capital Management LLC ("Lenders") on December 7, 2010.

  The Company amended the credit agreement on December 5, 2011 ("Amendment No. 1"). This amendment changed certain definitions in the credit agreement and increased in the aggregate the principal amount of Term Loan A by $8,000,000. The proceeds from Term Loan A along with approximately $2,000,000 of funds from the Company were used to pay off the balance of Term Loan D and all related closing costs during the year ended January 28, 2012.

  The Company further amended the credit agreement on December 18, 2012 ("Amendment No. 2"). This amendment changed certain definitions in the credit agreement and increased in the aggregate the principal amount of Term Loan A by $26,850,000. The proceeds from Term Loan A were used to pay the balance of the Seller's note, a dividend to shareholders, management bonuses, and all related closing costs. Interest expense recognized in the years ended February 2, 2013, January 28, 2012 and January 29, 2011 was $3,385,601, $1,529,179 and $1,942,169, respectively.

  The credit agreement allows for the Company to issue a maximum of $2,500,000 in standby letters of credit. As of February 2, 2013, a $37,500 general standby letter of credit was outstanding in connection with a store lease.

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

  Term Loan A bears interest at LIBOR (minimum 3.0%) plus a margin of 8.0% or Prime Rate (minimum 6.0%) plus a margin of 6.75%. The Company elected to use the option to have the loan outstanding at February 2, 2013 bear interest at the LIBOR rate through May 3, 2013 (effective rate of 11.0%). The loan requires quarterly payments of interest and quarterly payments of principal of $660,000. The loan is collateralized by a security interest in substantially all the Company's assets and matures on December 7, 2015.Term Loan D accrued payable-in-kind ("PIK") interest at the rate of 20% per annum and was subordinate to the revolving loan as described below and Term Loan A. Interest was recognized, compounded and added to the principal balance on the first of each calendar month. Term Loan D was paid off in full on December 5, 2011.

  The Sellers' Note bore interest at 8.0% and was subordinated to the Revolver Loan and Term Loans. Principal of $6,000,000 and accrued interest were due and payable on April 20, 2012 if all obligations under the credit agreement had been paid in full. Since the obligations under the credit agreement were outstanding on April 20, 2012, the interest rate on the note increased to10.0% and the maturity of the Sellers' Note was extended until such date as obligations under the credit agreement are paid in full. Total accrued interest related to the Sellers' Note was $3,518,406 and $3,012,822 at December 17, 2012 and January 28, 2012, respectively. Interest expense recognized was $505,584 and $478,685 for the period ended December 18, 2012 (Date of Pay-off) and January 28, 2012, respectively.

  Aggregate maturities of Term Loan A for the subsequent fiscal years are as follows:

2013	$2,640,000
2014	2,640,000
2015	47,170,000

Total	$52,450,000

  Revolver Loan

  Included in the credit agreement is a revolving facility that allows borrowing up to a Facility Cap, as defined, which is initially set at $15,000,000. The Lenders may reduce this Facility Cap as permitted in the agreement. Borrowings under the revolver are at a reference indexed rate plus a margin. Reference rates include (a) the greater of (i) a fixed 1, 2, or 3 month reserve adjusted LIBOR or (ii) 1.00%, and (b) "Base Rate" means, for any day, a fluctuating rate per annum equal to the highest of (i) the Federal Funds Rate plus one-half of one percent (0.50%), (ii) a floating prime index or (iii) fixed 1, 2, or 3 month reserve adjusted LIBOR plus one percent (1.00%). Advances at the LIBOR rate must be requested for a term of 1, 2, 3 or 6 months. There were no revolver advances outstanding under the revolver loan agreement at February 2, 2013, January 28, 2012 and January 29, 2011.

  The advances under the revolver loan are collateralized by substantially all the Company's assets. The revolver loan matures on December 7, 2013.

  The covenants of the term loans and revolver loan contain certain financial and non-financial covenants, and require the Company to, among other things, maintain a minimum excess availability of $1,500,000, maintain certain financial ratios, and restrict the Company from making loans or borrowing from others. The Company was in compliance with its covenants as of and for the years ended February 2, 2013, January 28 2012, and January 29, 2011.

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

7.     Commitments and Contingencies

  Lease Obligations

  The Company is obligated under noncancelable operating leases for stores, warehouse, office space and certain equipment. The leases expire at various dates through 2021. Certain leases provide for renewals and require the Company to pay a percentage of sales in excess of specified amounts in addition to a minimum base rent. Total minimum base rent expense approximated $10,664,000 for the year ended February 2, 2013, including rent on a percentage of sales of approximately $216,000. Total minimum base rent expense approximated $9,357,000 for the year ended January 28, 2012, including percentage rent of approximately $190,000. Total minimum base rent expense approximated $8,362,045 for the year ended January 29, 2011, including percentage rent of approximately $222,000.

  Approximate future minimum rental obligations under noncancelable lease agreements with initial or remaining terms of one year or more, including leases commencing after year-end, are as follows:

2013	$10,729,000
2014	9,470,000
2015	8,718,000
2016	7,322,000
2017	5,115,000
Thereafter	15,116,000

Total	$56,470,000

  Legal Contingencies

  The Company is a party to a variety of legal proceedings that arise in the normal course of business. While the results of such normal course legal proceedings cannot be predicted with certainty, based on current knowledge, the final outcome of the current pending matters will not have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

8.     Employee Benefit Plan

  The Company offers a 401(k) retirement plan which covers substantially all of its full-time employees. The Company matches 50% of employee contributions up to 4% of compensation. For the years ended February 2, 2013, January 28, 2012 and January 29, 2011, the Company contributed approximately $110,800, $87,900 and $67,000, respectively.

9.     Major Suppliers

  The Company purchased approximately 47.5%, 39.2% and 42.1% of its inventory from one supplier during the years ended February 2, 2013, January 28, 2012 and January 29, 2011, respectively.

10.   Related Party Transactions

  The Company pays an affiliate of one of its stockholders, Bruckmann, Rosser, Sherrill & Co. Management, L.P. ("BRS"), a management fee based on a percentage of its operating profits. The expense for the years ended February 2, 2013, January 28, 2012 and January 29, 2011 was approximately $477,000, $421,000 and $342,000,

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

  respectively. As of February 2, 2013, January 28, 2012 and January 29, 2011 approximately $93,000, $143,000 and $111,000, respectively, of accrued expense was due to BRS for management fees. The Company also paid BRS approximately $403,000 in fees during the year ended February 2, 2013 related to the amendment of the Company's credit agreement in December 2012. Additionally, during the year ended February 2, 2013, the Company paid BRS $14,237,472 as a Common Stock dividend (see Note 12).

  The Company has a credit agreement with an affiliate of one of its stockholders, Golub Capital ("Golub"). Interest expense related to the term loan provided by Golub (Term Loan A) in the years ended February 2, 2013 and January 28, 2012 was $3,385,601 and $1,529,179, respectively. Term Loan A bears interest at LIBOR (minimum 3.0%) plus a margin of 8.0% or Prime Rate (minimum 6.0%) plus a margin of 6.75%. The Company elected to use the option to have the loan outstanding at February 2, 2013 bear interest at the LIBOR rate through May 3, 2013 (effective rate of 11.0%). The loan requires quarterly payments of interest and quarterly payments of principal of $660,000. The loan is collateralized by a security interest in substantially all the Company's assets and matures on December 7, 2015. During the year ended February 2, 2013, the Company paid Golub $1,113,755 as a Common Stock dividend (see Note 11).

11.   Capital Stock

  The Company's authorized capital stock consists of 1,500,000 shares of Common Stock, par value $0.01 per share (the "Common Stock") and 100,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock").

  Holders of Common Stock are entitled to one vote per whole share of stock. Subject to the preferential rights of the Preferred Stock, the holders of Common Stock shall be entitled to receive, ratably with each other holder of the Common Stock, such dividends as may be declared by the Board of Directors out of funds legally available. Upon liquidation, subject to the rights of the Preferred Stock, each holder of shares of Common Stock shall be entitled to receive, ratably with each other holder of the Common Stock, that portion of the assets of the Company available for distribution to its stockholders as the number of shares of the Common Stock held by such holder bears to the total number of shares of the Common Stock then outstanding. As of February 2, 2013, January 28, 2012 and January 29, 2011, the Company had 1,005,000 shares of Common Stock issued and outstanding.

  The Company may issue Preferred Stock in one or more series, and for each series the Board of Directors is authorized to establish the issue value, the number of shares in the series, the voting powers of the shares in the series, the rights of the holders to receive dividends and the rates of the dividends, the rights of the holders in the event of liquidation, the conversion rights, the redemption rights, the terms and amounts of any sinking fund for the purchase or redemption of shares in the series, and any and all other powers, preferences and relative, participation, optional or other special rights and qualification, limitations or restrictions thereof pertaining to shares of each series permitted by law.

  As of February 2, 2013, January 28, 2012 and January 29, 2011, the Company had 19,095 shares of Series A Preferred Stock issued and outstanding. The Series A Preferred Stock was issued at $1,000 per share, accumulates dividends at a rate of 14% per annum, pays cash dividends semiannually if declared by the Board of Directors, and is not convertible. Each share of Series A Preferred Stock is redeemable upon the change of control of the Company or upon the effective date of an initial public offering over $25 million. The Liquidation Preference, on any specific date, with respect to any share of the Series A Preferred Stock is the sum of $1,000 per share, adjusted for accrued and unpaid Series A Preferred Stock accreted dividends, plus any accrued and unpaid accumulated dividends, other than Series A Preferred Stock accreted dividends. With respect to dividend rights and rights on liquidation, the Series A Preferred Stock is senior to the Common Stock of the Company. The

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

  holders of the Series A Preferred Stock are not entitled or permitted to vote on any matter required or permitted to be voted upon by the common stockholders of the Company.

  A Common Stock dividend of $16,143,233 ($16.06 per share) was declared and paid for the year ended February 2, 2013. No Series A Preferred Stock dividends were declared for the year ended February 2, 2013. No Common Stock or Series A Preferred Stock dividends were declared for the years ended January 28, 2012 and January 29, 2011, respectively. At February 2, 2013, the outstanding shares of Series A Preferred Stock had a liquidation value of approximately $51,290,000 ($44,700,000 and $39,055,000 at January 28, 2012 and January 29, 2011, respectively), including undeclared dividends of approximately $32,195,000 ($25,602,000 and $19,960,000 at January 28, 2012 and January 29, 2011, respectively).

12.   Net Loss Per Share of Common Stock

  The following table sets forth the computation of basic and diluted earnings per share for the years ended February 2, 2013, January 28, 2012, and January 29, 2011:

	February 2, 2013	January 28, 2012	January 29, 2011
Basic and diluted net loss per share:
Net income	$5,125,692	$5,252,947	$3,449,134
Series A preferred stock dividends	(6,592,683)	(5,642,049)	(4,929,871)

Net loss applicable to common stockholders	$(1,466,991)	$(389,102)	$(1,480,737)
Weighted average shares outstanding	1,005,000	1,005,000	1,005,000

Net loss per common share — basic and diluted	$(1.46)	$(0.39)	$(1.47)

13.   Unaudited Pro Forma Earnings Per Share

  The unaudited pro forma basic and diluted net income per share for the year ended February 2, 2013 reflect the conversion or redemption of all outstanding shares of redeemable preferred stock into common stock. The unaudited pro forma balance sheet and pro forma basic and diluted net income per share have been presented in accordance with SEC Staff Accounting Bulletin Topic 1.B.3. Under SEC Staff Accounting Bulletin Topic 1:B.3, a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months. During the year ended February 2, 2013, the Company paid $16,143,233 of dividends, which exceeded net income of $5,125,692. Pro forma net income per share assumes that additional common shares are issued to give effect to this dividend payment. The number of shares deemed for accounting purposes to have been issued to pay the dividend payment described above is           for the year ended February 2, 2013. This number was calculated assuming an initial public offering price of $           per share (the midpoint of the range set forth on the cover page of this prospectus), but only the amount that exceeds the respective period's earnings.

  The table sets forth the computation of our pro forma basic and diluted earnings per share for the year ended February 2, 2013 which gives effect to (1) the conversion or redemption of outstanding shares of redeemable preferred stock, and (2) the number of shares issued in our contemplated initial public offering whose proceeds would be required to fund dividends paid in the fiscal year ended February 2, 2013 in accordance with SEC Staff

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

  Accounting Bulletin Topic 1:B.3, and (3) the number of shares issued in our contemplated initial public offering whose proceeds would be used to retire long-term debt:

Numerator
Net loss attributable to common stockholders – basic and diluted
Pro forma adjustments:
Dividends on preferred stock

Interest expense related to long-term debt
Net income used to compute pro forma net income per share

Denominator
Weighted average share of common stock outstanding used in computing net loss per share of common stock – basic and diluted
Pro forma adjustment to reflect assumed weighted average effect of conversion or redemption of all outstanding preferred stock

Pro forma adjustment to reflect the number of common shares issued in our initial public offering whose proceeds would be required to fund common stock dividends paid during the fiscal year ended February 2, 2013

Pro forma adjustment to reflect the number of common shares issued in our initial public offering whose proceeds would be used to retire long-term debt
Denominator for pro forma basic and diluted net income per common share

Pro forma net income per common share

14.   Income Taxes

  The Company is subject to U.S. federal and state income taxes. The provision for income taxes for the years ended February 2, 2013, January 28, 2012 and January 29, 2011 is as follows:

	February 2, 2013	January 28, 2012	January 29, 2011
Current:
Federal	$2,729,181	$601,602	$808,242
State	62,373	443,085	425,956

Total current	2,791,554	1,044,687	1,234,198
Deferred:
Federal	505,598	2,268,503	998,700
State	421,478	171,485	7,778

Total deferred	927,076	2,439,988	1,006,478

Total provision for taxes	$3,718,630	$3,484,675	$2,240,676

  The Company has various state net operating losses ("NOLs") that can be carried forward to offset operating income in future years. State NOLs of approximately $232,000 are available as of February 2, 2013. These NOLs expire between 2015 and 2030.

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

  The temporary differences that arise between financial statement reporting and income tax basis carrying amounts of assets and liabilities give rise to deferred income taxes. The Company's deferred tax assets and liabilities at year-end are as follows:

	February 2, 2013	January 28, 2012	January 29, 2011
Deferred tax assets:
Deferred revenue	$62,859	$53,884	$50,467
Accrued expenses	104,877	102,313	67,711
Inventory costs	216,336	832,916	680,023
Deferred financing costs	272,720	—	—
Other	58,357	20,112	20,013
Net operating loss carryover	153,229	271,068	334,601
Depreciation	—	—	2,092,841

Gross deferred tax assets	868,378	1,280,293	3,245,656
Deferred tax liabilities:
Prepaid expenses	(32,155)	(42,810)	(45,692)
Rent expense	(26,005)	(27,428)	(6,610)
Amortization of intangible assets	(2,219,843)	(1,692,605)	(1,235,916)

Gross deferred tax liabilities	(2,278,003)	(1,762,843)	(1,288,218)

Net deferred tax (liability) asset	$(1,409,625)	$(482,550)	$1,957,438

  The Company is subject to income taxes in the U.S. federal jurisdiction and various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for the years before 2008. The Company is not currently under examination by any taxing authorities.

  The Company did not have a reserve for uncertain tax positions recorded for the year ended February 2, 2013, and had a reserve of approximately $200,000 recorded for an uncertain tax position for the years ended January 28, 2012 and January 29, 2011.

  During the years ended February 2, 2013, January 28, 2012 and January 29, 2011, the Company did not recognize any interest or penalty expense.

  A reconciliation of income tax expense (benefit) at the statutory federal income tax rate and income taxes as reflected in the financial statements are as follows:

	February 2, 2013	January 28, 2012	January 29, 2011
Federal income tax expense at statutory rate	34.0%	34.0%	34.0%
State income tax, net of federal benefit	5.9%	5.3%	5.1%
Permanent items	0.6%	1.0%	0.7%
Tax credits	(0.2)%	(0.4)%	—
Other, net	1.7%	—	(0.4)%

Effective income tax rate	42.0%	39.9%	39.4%

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

15.   Subsequent Events

  The Company evaluated its February 2, 2013 consolidated financial statements for subsequent events through October 23, 2013, the date consolidated financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements.

  On October 17, 2013, the Company amended its credit agreement with its Lenders, to replace Wells Fargo National Association with Manufacturers and Traders Trust Company ("M&T") as administrative agent and revolving lender. The Company's aggregate revolving credit facility was reduced from $15,000,000 to $13,000,000 and the term of the revolving credit facility was extended from December 7, 2013 to December 7, 2015. Borrowings under the revolver incur interest at LIBOR plus 350 basis points.

DTLR Holding, Inc. and Subsidiary
Consolidated Balance Sheets

	August 3, 2013	February 2, 2013	Pro Forma August 3, 2013
	(Unaudited)		(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$5,387,894	$2,648,641
Accounts receivable	1,846,179	684,308
Inventories, net	37,495,447	42,955,650
Prepaid expenses and other current assets	2,201,845	1,984,464
Income tax receivable	265,001	287,839
Other	410,274	410,274

Total current assets	47,606,640	48,971,176
Property and equipment, net	15,996,942	14,047,484
Goodwill	12,064,659	12,064,659
Intangible assets	15,435,190	15,435,190
Other	1,869,421	2,154,548

Total assets	$92,972,852	$92,673,057

Liabilities and stockholders' equity
Current liabilities
Current maturities of long-term debt	$2,640,000	$2,640,000
Accounts payable	10,491,714	9,010,873
Accrued expenses	6,868,371	11,065,442

Total current liabilities	20,000,085	22,716,315
Long-term debt, less current maturities	48,490,000	49,810,000
Deferred rental obligations	1,881,706	1,905,855
Deferred lease incentives	2,230,159	1,990,159
Deferred tax obligation	1,819,899	1,819,899

Total liabilities	74,421,849	78,242,228
Preferred stock, $0.01 par value, 100,000 shares authorized, 19,095 shares of Series A preferred stock issued and outstanding at August 3, 2013 and February 2, 2013 ($54,872,000 and $51,290,000 aggregate liquidation preference at August 3, 2013 and February 2, 2013, respectively)	19,095,000	19,095,000
Stockholders' deficit
Common stock, $0.01 par value, 1,500,000 shares authorized, 1,005,000 shares issued and outstanding at August 3, 2013 and February 2, 2013	10,050	10,050
Additional paid-in capital	—	—
Retained earnings	(554,047)	(4,674,221)

Total stockholders' deficit	(543,997)	(4,664,171)

Total liabilities, redeemable preferred stock and stockholders' deficit	$92,972,852	$92,673,057

See accompanying notes to consolidated financial statements.

DTLR Holding, Inc. and Subsidiary
Unaudited Consolidated Statements of Operations

	26 Weeks Ended
	August 3, 2013		July 28, 2012
Net sales		$101,405,059	$92,773,159
Cost of goods sold		63,746,374	57,858,028

Gross profit		37,658,685	34,915,131
Selling, general and administrative expenses		27,554,784	26,071,104

Operating income		10,103,901	8,844,027
Other expense (income)
Interest expense, net		3,232,971	2,012,754
Other, net		61,042	9,617

Net income before taxes		6,809,888	6,821,656
Provision for income taxes		2,689,714	2,699,751

Net income		4,120,174	4,121,905
Preferred stock dividends		(3,584,254)	(3,120,246)

Net income to common stockholders		$535,920	$1,001,659

Net earnings per share of common stock, basic and diluted		$0.53	$1.00
Basic and diluted weighted average common shares outstanding		1,005,000	1,005,000
Pro forma net income per share, basic and diluted	$
Basic and diluted weighted average common shares outstanding in computing pro forma net income per share

See accompanying notes to consolidated financial statements.

DTLR Holding, Inc. and Subsidiary
Consolidated Statements of Stockholders' Deficit

	Common Stock			Retained Earnings (Accumulated Deficit)
			Additional Paid-in Capital		Total Stockholders' Deficit
	Shares	Amount
February 2, 2013	1,005,000	$10,050	$—	$(4,674,221)	$(4,664,171)
Net income (unaudited)	—	—	—	4,120,174	4,120,174

August 3, 2013 (unaudited)	1,005,000	$10,050	$—	$(554,047)	$(543,997)

See accompanying notes to consolidated financial statements.

DTLR Holding, Inc. and Subsidiary
Unaudited Consolidated Statements of Cash Flows

	26 Weeks Ended August 3, 2013	26 Weeks Ended July 28, 2012
Cash flows from operating activities
Net income	$4,120,174	$4,121,905
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,655,818	1,607,012
Loss from disposal of property and equipment	53,199	—
Non-cash amortization of deferred financing fees	333,318	247,643
Payable-in-kind interest	—	276,076
Deferred lease incentives	240,000	—
Deferred rental obligations	(11,749)	370,168
Changes in assets and liabilities:
Accounts receivable	(1,161,871)	(399,704)
Inventories, net	5,460,203	846,388
Prepaid expenses	(217,381)	43,382
Income tax receivable	22,838	—
Other assets	(52,340)	111,307
Accounts payable and accrued expenses	(2,716,230)	(3,187,921)

Net cash provided by operating activities	7,725,979	4,036,256
Cash flows used in investing activities
Purchases of property and equipment	(3,654,327)	(2,272,599)

Net cash used in investing activities	(3,654,327)	(2,272,599)
Cash flows from financing activities
Repayment of debt	(1,320,000)	(700,000)
Payment of capital lease	(12,399)	—

Net cash used in financing activities	(1,332,399)	(700,000)

Net (decrease) increase in cash and cash equivalents	2,739,253	1,063,657
Beginning balance of cash and cash equivalents	2,648,641	2,657,467

Ending balance of cash and cash equivalents	$5,387,894	$3,721,124

Supplemental disclosure of cash flow information
Cash interest payments	$2,902,474	$1,491,960
Cash income tax payments	2,608,500	155,976

See accompanying notes to consolidated financial statements.

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

(Unaudited) August 3, 2013 and July 28, 2012

1.     Description of the Business

  DTLR Holding, Inc. (a Delaware Corporation) and its wholly-owned subsidiary DTLR, Inc. (a Maryland Corporation) (the "Company") sells urban fashion apparel, footwear, music and accessories through its retails stores in Maryland, Washington D.C., Virginia, Georgia, North Carolina, South Carolina, Illinois, Alabama, Missouri, New Jersey and New York and through its e-commerce website, www.dtlr.com, which launched in December 2012.

2.     Summary of Significant Accounting Policies

  Basis of Presentation

  The consolidated financial statements include the accounts of DTLR Holding, Inc. and its wholly-owned subsidiary DTLR, Inc. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

  Unaudited Interim Condensed Consolidated Financial Information

  The accompanying condensed consolidated financial statements and footnotes have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") as contained in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the "Codification" or "ASC") for interim financial information. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's operations, financial position, changes in stockholders' equity and cash flows. The results of the twenty-six weeks ended August 3, 2013 are not necessarily indicative of results to be expected for the year ended February 1, 2014, any other interim periods, or any future year or period. These condensed financial statements should be read in conjunction with the audited financial statements and related footnotes for the year ended February 2, 2013 appearing elsewhere in the prospectus.

  Revision to Financial Statements

  The Company revised certain items in the consolidated statements of operations for the twenty-six weeks ended August 3, 2013 and July 28, 2012 to correct an error in the classification of certain depreciation and inventory shrink expense from selling, general and administrative costs to cost of goods sold. The Company concluded the errors are not material to the previously reported financial statements. Nevertheless, the Company has elected to revise its previously issued statements of operations for the twenty-six weeks ended August 3, 2013 and July 28, 2012 in this report to correct for the effects of this error. The impact of the revision results in an increase to cost of goods sold and a corresponding decrease in gross profit of $387,251 and $480,452 for the twenty-six weeks ended August 3, 2013 and July 28, 2012 respectively, and decrease selling, general and administrative costs in the corresponding fiscal years for the respective amounts. The revision does not affect the consolidated statement of operations for any period.

  The Company revised certain items in the consolidated balance sheet for twenty-six weeks ended August 3, 2013 and for the fiscal year ended February 2, 2013 to correct an error in the classification of deferred financing costs in intangible assets. The Company concluded the errors are not material to the previously reported financial statements. Nevertheless, the Company has elected to revise its previously issued balance sheets for the twenty-six weeks ended August 3, 2013 and for the fiscal year ended February 2, 2013 in this report to correct for the effects of this error. The impact of the revision results in a decrease to intangible assets by $1,441,393 and $1,722,104 for the twenty-six weeks ended August 3, 2013 and for the fiscal year ended February 2, 2013, and to

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

(Unaudited) August 3, 2013 and July 28, 2012

  increase other assets in the corresponding fiscal years for the respective amounts. The revision does not affect the consolidated balance sheet for any period.

  The Board of Directors has authorized the Company to file a Registration Statement with the Securities and Exchange Commission ("SEC") permitting the Company to sell shares of common stock in an initial public offering ("IPO"). The unaudited pro forma balance sheet as of August 3, 2013 has been prepared assuming that upon the closing of the IPO, (i) all of the Company's outstanding shares of redeemable preferred stock will convert into an aggregate of           shares of common stock or be redeemed.

  Impact of Seasonality

  The Company has historically experienced seasonal and quarterly fluctuations in its net sales and operating results. Net sales and operating income are typically lower in the second and third quarters of the Company's fiscal year, while the first and fourth quarters contain the winter holiday periods and personal income tax refund season, respectively, that historically have accounted for a larger proportion of annual net sales and a disproportionate share of annual operating income.

  Comprehensive Income

  The Statements of Comprehensive Income have been excluded from these financial statements as comprehensive income equals net income.

  Use of Estimates

  In preparing consolidated financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported revenues and expenses. Significant estimates include the inventory shrinkage reserve and income taxes. Actual results could differ from those estimates.

  Accounts Receivable

  Accounts receivable consist primarily of amounts due from customers, from vendors for product returns, and leasehold improvements to be reimbursed by landlords. The Company believes these amounts to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded as of August 3, 2013 or February 2, 2013.

  Inventories

  Inventories, which mainly consist of shoes and apparel, are stated at lower of cost or market, using the weighted-average method. The Company estimates a reserve related to inventory markdowns below weighted-average cost, resulting from changes in customer preferences, fashion trends and consumer demand. The Company also estimates a reserve related to the shrinkage of inventory based on results from observations at the store locations.

  Income Taxes

  The Company calculates income taxes under the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the tax rates, based on certain judgments regarding enacted tax laws and published guidance, in effect in the years when those temporary differences are expected to be recovered or settled. A valuation allowance is established against the deferred tax assets when it is more likely than not that some portion or all of the deferred taxes may not be realized. Changes in the Company's level and composition of earnings, tax laws or

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

(Unaudited) August 3, 2013 and July 28, 2012

  the deferred tax valuation allowance, as well as the results of tax audits, may materially impact the Company's effective income tax rate.

  The Company accounts for uncertain tax positions by recognizing the financial statement effects of a tax position only when, based upon the technical merits, it is "more-likely-than-not" that the position will be sustained upon examination. The Company recognizes potential interest and penalties associated with unrecognized tax positions in income tax expense.

  Goodwill and Other Intangible Assets

  The Company performs an annual goodwill impairment test during the fourth quarter. No indicators of impairment were identified during the twenty-six weeks ended August 3, 2013 or July 28, 2012.

  Other intangible assets consist of trademarks valued at $15,435,190. The useful lives of trademarks were determined to be indefinite and therefore are not being amortized. No indicators of impairment were identified during the twenty-six weeks ended August 3, 2013 or July 28, 2012.

  Deferred Lease Incentives

  As part of entering into certain retail store leases, the lessor provides the Company with a tenant improvement allowance. Typically, such allowances are in the form of cash and represent reimbursements to the Company for tenant improvements made to the leased space. These improvements are capitalized as fixed assets, and the allowances are classified as a deferred lease incentive liability. This incentive is considered a reduction of rental expense by the lessee over the term of the lease and is recognized on a straight-line basis over the same term.

  A majority of the Company's retail store leases have payment escalation clauses. The Company records rent expense on a straight-line basis. Rent expense in excess of cash payments is recorded as a deferred rent obligation.

  Revenue Recognition

  Store sales are recognized at the point of sale when the product is delivered to a customer, net of returns and related markdowns. E-commerce sales are recognized when the product is delivered to the customer, net of returns. Shipping and handling fees billed to e-commerce customers are included in net sales and the related shipping and handling costs are included in cost of goods sold. Sales from layaway transactions are recognized when the customer satisfies all payment obligations and takes possession of the merchandise, rather than when the initial deposit is paid. Ticket sales are recognized at the point of sale.

  The Company estimates a reserve for sales returns based on historical returns expenses.

  The Company began selling gift cards to its customers in 2008, which do not have expiration dates. Revenue from gift cards sales is recorded when the gift cards are redeemed or when the likelihood of the gift card being redeemed by the customer is remote and there is no legal obligation to remit the value of the unredeemed gift cards to the relevant jurisdictions. Unredeemed gift cards are recorded as a current liability in accrued expenses.

  Cost of Sales

  Cost of goods sold reflects the direct cost of purchased merchandise as well as buying, distribution, shrinkage and some occupancy costs. Buying costs include compensation expense for our internal buying organization. Distribution costs include inbound freight costs as well as costs for receiving, processing, warehouse, depreciation, and shipping of merchandise to or from our distribution center, to our e-commerce consumers and between store

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

(Unaudited) August 3, 2013 and July 28, 2012

  locations. Occupancy costs include the rent, common area maintenance, utilities, property taxes and security costs of our distribution facility.

  Selling, General, and Administrative Costs

  Selling, general and administrative costs include store selling expenses and corporate-level general and administrative expenses and depreciation and amortization. Store selling expenses include store and regional support costs, including personnel, occupancy costs, advertising and debit and credit card processing costs, e-commerce processing costs and store supplies costs. General and administrative expenses include the payroll and support costs of corporate functions such as executive management, legal, accounting, information systems, human resources and other centralized services.

  Store Pre-Opening and Closing Costs

  Store pre-opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the estimated post-closing lease exit costs are provided for once the store ceases to be used. The Company did not close any locations in the twenty-six weeks ended August 3, 2013 or July 28, 2012.

  Basic and Diluted Net Loss Per Share

  Basic net income per share of common stock is computed by dividing net loss applicable to common stockholders by the weighted-average number of share of Common Stock outstanding during the period. For the twenty-six weeks ending August 3, 2013 and July 28, 2012 there were no dilutive effects of Preferred Stock, warrants to purchase Preferred Stock or stock options.

3.     Accounts Receivable

  Accounts receivable consisted of the following amounts:

	August 3, 2013	February 2, 2013
Trade receivables and vendor returns	$1,567,987	$563,534
Landlord contribution and other	278,192	120,774

	$1,846,179	$684,308

4.     Accrued Expenses

  Accrued expenses consisted of the following:

	August 3, 2013	February 2, 2013
Accrued inventories	$3,742,575	$7,732,183
Accrued general expenses, includes wages and benefits	2,292,057	2,223,194
Accrued interest	31,246	32,053
Income tax payable	272,391	320,853
Sales tax payable	530,102	757,159

Total accrued expenses	$6,868,371	$11,065,442

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

(Unaudited) August 3, 2013 and July 28, 2012

5.     Debt

  Long-term Debt

  Long-term debt consists of the following:

	August 3, 2013	February 2, 2013
Term Loan A	$51,130,000	$52,450,000
Less current maturities	(2,640,000)	(2,640,000)

	$48,490,000	$49,810,000

  Term Loan A bears interest at LIBOR (minimum 3.0%) plus a margin of 8.0% or Prime Rate (minimum 6.0%) plus a margin of 6.75%. The Company elected to use the option to have the loan outstanding at August 3, 2013 bear interest at the LIBOR rate through November 1, 2013 (effective rate of 11.0%). The loan requires quarterly payments of interest and quarterly payments of principal of $660,000. The loan is collateralized by a security interest in substantially all the Company's assets and matures on December 7, 2015. Interest expense recognized in the twenty-six weeks ended August 3, 2013 and July 28, 2012 was $2,897,644 and $1,491,644, respectively.

  Revolver Loan

  The Company entered a credit agreement with Wells Fargo Bank, National Association and Golub Capital Management LLC ("Lenders") on December 7, 2010. Included in the credit agreement is a revolving facility that allows borrowing up to a Facility Cap, as defined, which is initially set at $15,000,000. The Lenders may reduce this Facility Cap as permitted in the agreement. Borrowings under the revolver are at a reference indexed rate plus a margin. Reference rates include (a) the greater of (i) a fixed 1, 2, or 3 month reserve adjusted LIBOR or (ii) 1.00%, and (b) "Base Rate" means, for any day, a fluctuating rate per annum equal to the highest of (i) the Federal Funds Rate plus one-half of one percent (0.50%), (ii) a floating prime index or (iii) fixed 1, 2, or 3 month reserve adjusted LIBOR plus one percent (1.00%). Advances at the LIBOR rate must be requested for a term of 1, 2, 3 or 6 months. There were no revolver advances outstanding under the revolver loan agreement at August 3, 2013 and February 2, 2013.

  The credit agreement allows for the Company to issue a maximum of $2,500,000 in standby letters of credit. As of August 3, 2013, a $37,500 general standby letter of credit was outstanding in connection with a store lease.

  The advances under the revolver loan are collateralized by substantially all the Company's assets. The revolver loan matures December 7, 2013.

  The covenants of the revolver and the term loans require the Company to, among other things, maintain a minimum excess availability of $1,500,000, maintain certain financial ratios, and restrict the Company from making loans or borrowing from others. The Company was in compliance with its covenants as of and for the twenty-six weeks ended August 3, 2013 and as of and for the year ended February 2, 2013.

6.     Commitments and Contingencies

  Lease obligations

  The Company is obligated under noncancelable operating leases for stores, warehouse, office space and certain equipment. The leases expire at various dates through 2021. Certain leases provide for renewals and require the

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

(Unaudited) August 3, 2013 and July 28, 2012

  Company to pay a percentage of sales in excess of specified amounts in addition to a minimum base rent. Total minimum base rent expense approximated $13,385,000 for the twenty-six weeks ended August 3, 2013, including rent on a percentage of sales of approximately $181,000. Total minimum base rent expense approximated $11,062,000 for the twenty-six weeks ended July 28, 2012, including percentage rent of approximately $139,000.

  Legal contingencies

  The Company is a party to a variety of legal proceedings that arise in the normal course of business. While the results of such normal course legal proceedings cannot be predicted with certainty, the Company believes that, based on current knowledge, the final outcome of the current pending matters will not have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

7.     Major Suppliers

  The Company purchased approximately 53.7% and 46.1% of its inventory from one supplier during the twenty-six weeks ended August 3, 2013 and July 28, 2012, respectively.

8.     Related Party Transactions

  The Company pays an affiliate of one of its stockholders, Bruckmann, Rosser, Sherrill & Co. Management, L.P. ("BRS"), a management fee based on a percentage of its operating profits. The expense for the twenty-six weeks ended August 3, 2013 and July 28, 2012 was approximately $307,000 and $279,000, respectively. As of August 3, 2013 approximately $138,000 was prepaid to BRS for management fees. As of February 2, 2013 approximately $93,000 of accrued expense was due to BRS for management fees.

  The Company has a credit agreement with an affiliate of one of its stockholders, Golub Capital ("Golub"). Interest expense related to the term loan provided by Golub (Term Loan A) in the twenty-six weeks ended August 3, 2013 and July 28, 2012 was $2,897,644 and $1,491,340, respectively. Term Loan A bears interest at LIBOR (minimum 3.0%) plus a margin of 8.0% or Prime Rate (minimum 6.0%) plus a margin of 6.75%. The Company elected to use the option to have the loan outstanding at August 3, 2013 bear interest at the LIBOR rate through November 1, 2013 (effective rate of 11.0%). The loan requires quarterly payments of interest and quarterly payments of principal of $660,000. The loan is collateralized by a security interest in substantially all the Company's assets and matures on December 7, 2015.

9.     Capital Stock

  The Company's authorized capital stock consists of 1,500,000 shares of Common Stock, par value $0.01 per share (the "Common Stock") and 100,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock").

  As of August 3, 2013 and February 2, 2013 the Company had 1,005,000 shares of Common Stock issued and outstanding.

  As of August 3, 2013 and February 2, 2013 the Company had 19,095 shares of Series A Preferred Stock issued and outstanding. The Series A Preferred Stock was issued at $1,000 per share, accumulates dividends at a rate of 14% per annum, pays cash dividends semiannually if declared by the Board of Directors, and is not convertible. Each share of Series A Preferred Stock is redeemable upon the change of control of the Company or upon the effective date of an initial public offering over $25 million. The Liquidation Preference, on any specific date, with

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

(Unaudited) August 3, 2013 and July 28, 2012

  respect to any share of the Series A Preferred Stock is the sum of $1,000 per share, adjusted for accrued and unpaid Series A Preferred Stock accreted dividends, plus any accrued and unpaid accumulated dividends, other than Series A Preferred Stock accreted dividends. With respect to dividend rights and rights on liquidation, the Series A Preferred Stock is senior to the Common Stock of the Company. The holders of the Series A Preferred Stock are not entitled or permitted to vote on any matter required or permitted to be voted upon by the common stockholders of the Company.

  No Common Stock or Series A Preferred Stock dividends were declared for the twenty-six weeks ended August 3, 2013 and July 28, 2012, respectively. At August 3, 2013, the outstanding shares of Series A Preferred Stock had a liquidation value of approximately $54,872,000 ($51,290,000 at February 2, 2013), including undeclared dividends of approximately $35,778,000 ($32,195,000 at February 2, 2013).

10.   Net Income Per Share of Common Stock

  The following table sets forth the computation of basic and diluted earnings per share for the twenty-six weeks ended August 3, 2013 and July 28, 2012:

	August 3, 2013	July 28, 2012
Basic and diluted net income per share:
Net income	$4,120,174	$4,121,905
Series A preferred stock dividends	(3,584,254)	(3,120,246)

Net income applicable to stockholders	$535,920	$1,001,659

Weighted average shares outstanding	1,005,000	1,005,000

Net income per common share—basic and diluted	$0.53	$1.00

11.   Unaudited Pro Forma Earnings Per Share

  The unaudited pro forma basic and diluted net income per share for the twenty-six months ended August 3, 2013 reflect the conversion or redemption of all outstanding shares of redeemable preferred stock into common stock. The unaudited pro forma balance sheet and pro forma basic and diluted net income per share have been presented in accordance with SEC Staff Accounting Bulletin Topic 1.B.3. Under SEC Staff Accounting Bulletin Topic 1:B.3, a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months. During the year ended February 2, 2013, the Company paid $16,143,233 of dividends, which exceeded net income of $5,125,692. Pro forma net income per share assumes that additional common shares are issued to give effect to this dividend payment. The number of shares deemed for accounting purposes to have been issued to pay the dividend payment described above is           for the year ended February 2, 2013. This number was calculated assuming an initial public offering price of $           per share (the midpoint of the range set forth on the cover page of this prospectus), but only the amount that exceeds the respective period's earnings.

  The table sets forth the computation of our pro forma basic and diluted earnings per share for the twenty-six months ended August 3, 2013 which gives effect to (1) the conversion or redemption of outstanding shares of redeemable preferred stock, (2) the number of shares issued in our contemplated initial public offering whose

DTLR Holding, Inc. and Subsidiary
Notes to Consolidated Financial Statements

(Unaudited) August 3, 2013 and July 28, 2012

  proceeds would be required to fund dividends paid in the fiscal year ended February 2, 2013 in accordance with SEC Staff Accounting Bulletin Topic 1:B.3, and (3) the number of shares issued in our contemplated initial public offering whose proceeds would be used to retire long-term debt:

Numerator
Net loss attributable to common stockholders – basic and diluted
Pro forma adjustments:
Dividends on preferred stock

Interest expense related to retired long-term debt
Net income used to compute pro forma net income per share

Denominator
Weighted average share of common stock outstanding used in computing net loss per share of common stock – basic and diluted
Pro forma adjustment to reflect assumed weighted average effect of conversion or redemption of all outstanding preferred stock

Pro forma adjustment to reflect the number of common shares issued in our initial public offering whose proceeds would be required to fund common stock dividends paid during the fiscal year ended February 2, 2013

Pro forma adjustment to reflect the number of common shares issued in our initial public offering whose proceeds would be issued to retire long-term debt
Denominator for pro forma basic and diluted net income per common share

Pro forma net income per common share

12.   Subsequent Events

On October 17, 2013, the Company amended its credit agreement with its Lenders, to replace Wells Fargo National Association with Manufacturers and Traders Trust Company ("M&T") as administrative agent and revolving lender. The Company's aggregate revolving credit facility was reduced from $15,000,000 to $13,000,000 and the term of the revolving credit facility was extended from December 7, 2013 to December 7, 2015. Borrowings under the revolver incur interest at LIBOR plus 350 basis points.

DTLR Holding, Inc.

              Shares of Common Stock

Preliminary Prospectus

                 , 2013

Baird
Piper Jaffray
Stifel
Canaccord Genuity
SunTrust Robinson Humphrey

              Through and including                      , 2013 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

              The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the listing fee for the NASDAQ Global Market.

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee	$	*
NASDAQ Global Market listing fee	$	*
Blue sky qualification fees and expenses	$	*
Printing expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer agent and registrar fees and expenses	$	*
Miscellaneous expenses	$	*

Total	$	*

  *
  To be completed by amendment.

Item 14.   Indemnification of Directors and Officers.

              We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our second amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon consummation of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

              Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

  •
  transaction from which the director derives an improper personal benefit;

  •
  act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or redemption of shares; or

  •
  breach of a director's duty of loyalty to the corporation or its stockholders.

              Our second amended and restated certificate of incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

              At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

              We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, or otherwise.

Item 15.    Recent Sales of Unregistered Securities.

              In the three years preceding the filing of this registration statement, we have not issued any securities that were not registered under the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

    (a)
    Exhibits.

              See the Index to Exhibits attached to this registration statement, which is incorporated by reference herein.

    (b)
    Financial statement schedule.

              No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 17.    Undertakings.

              The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

              The undersigned registrant hereby undertakes that:

              (1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

              (2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of              , State of              , on the     day of              , 2013.

DTLR HOLDING, INC.
By:	Glenn P. Gaynor President and Chief Executive Officer

POWER OF ATTORNEY

              Each of the undersigned directors and officers of DTLR Holding, Inc. hereby constitutes and appoints each of Glenn P. Gaynor and Phillip F. Villari, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this registration statement, to sign any registration statement related to this registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, and to cause the same to be filed with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and desirable to be done in and about the premises as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

              Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Glenn P. Gaynor	Director, President and Chief Executive Officer (Principal Executive Officer)	, 2013
Phillip F. Villari	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2013
Bruce C. Bruckmann	Director	, 2013
Rashad A. Rahman	Director	, 2013

INDEX TO EXHIBITS

Exhibit Number		Exhibit Description
1.1	†	Form of Underwriting Agreement.

3.1	†	Form of Second Amended and Restated Certificate of Incorporation of DTLR Holding, Inc., to be effective upon consummation of this offering.

3.2	†	Form of Amended and Restated Bylaws of DTLR Holding, Inc., to be effective upon consummation of this offering.

4.1	†	Form of Certificate of Common Stock.

5.1	†	Form of opinion of Dechert LLP regarding the validity of the securities being registered.

10.1		Securities Holders Agreement, dated October 20, 2005, by and between DTLR Holding, Inc., Bruckmann, Rosser, Sherrill & Co. II, L.P., CS Equity LLC, LEG Partners III SBIC, L.P. and the other investors and parties named therein.

10.2	*	Amended and Restated Management Services Agreement, dated December 18, 2012, by and between DTLR Holding, Inc., Levtran Enterprises Acquisition, Inc., DTLR, Inc. and Bruckmann, Rosser, Sherrill & Co., LLC.

10.3	†+	DTLR Holding, Inc. 2013 Equity Incentive Compensation Plan, and forms of agreement thereunder.

10.5	*	Deed of Lease, dated August 16, 2011, by and between FP Candlewood, LLC and DTLR, Inc.

10.6	*	Credit Agreement, dated December 7, 2010, among DTLR, Inc. as borrower, the other borrowers party thereto, Levtran Enterprises Holding, Inc., Levtran Enterprises Acquisition, Inc. and the other guarantors party thereto, as guarantors, the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent and collateral agent, Wells Fargo Capital Finance, LLC, as co-bookrunner, Golub Capital Management LLC, as documentation agent and co-bookrunner, and Wells Fargo Bank, National Association, as L/C issuer.

10.7	*	Amendment No. 1 to Credit Agreement, dated December 5, 2011, among DTLR, Inc., the other borrowers party thereto, Levtran Enterprises Holding, Inc., Levtran Enterprises Acquisition, Inc. and the other guarantors party thereto, as guarantors, the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, collateral agent and L/C issuer, Golub Capital Management LLC, as documentation agent and co-bookrunner and Wells Fargo Capital Finance, LLC as co-bookrunner.

10.8		Amendment No. 2 to Credit Agreement, dated December 18, 2012, among DTLR, Inc., the other borrowers party thereto, DTLR Holding, Inc., Levtran Enterprises Acquisition, Inc. and the other guarantors party thereto, as guarantors, the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, collateral agent, and L/C issuer, Golub Capital LLC, as documentation agent and co-bookrunner and Wells Fargo Capital Finance, LLC as co-bookrunner.

10.9		Amended and Restated Credit Agreement, dated October 17, 2013, by and among DTLR, Inc., the other borrowers party thereto, DTLR Holdings Inc., as guarantor, the lenders party thereto, Wells Fargo Bank, Manufacturers & Traders Trust Company, as administrative agent, collateral agent and L/C issuer, Golub Capital Management LLC, as documentation agent and co-bookrunner.

10.10	†	Registration Rights Agreement, dated , 2013, among DTLR Holding, Inc. and the investors named therein.

16.1	*	Letter from Grant Thornton LLP, as to the change in certifying accountant, dated as of September 16, 2013.

21.1	*	Subsidiaries of DTLR Holding, Inc.

23.1	†	Consent of Ernst & Young LLP.

23.2	†	Consent of Grant Thornton LLP.

23.3	†	Consent of Dechert LLP (included in Exhibit 5.1).

24.1	†	Power of Attorney (included on the signature page).

99.1		Consent of Director Nominee Paul N. Arnold.

99.2		Consent of Director Nominee Robert J. Giardina.

99.3		Consent of Director Nominee Keith E. Alessi.

†
To be filed by amendment.

+
Indicates management contract or compensatory plan.

*
Previously submitted.